

SUBJECT TO COMPLETION

May 1, 20092010

# INTEGRITY FUND OF FUNDS, INC.
(TICKER: IFOFX)

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## PROSPECTUS

This prospectus is intended to provide important information to help you evaluate whether Integrity Fund of Funds, Inc. (the "Fund") may be right for you. Please read it carefully before investing and keep it for future reference. To learn more about how Integritythe Fund of Funds, Inc. can help you achieve your financial goals, call Integrity Funds Distributor, Inc.LLC at 800--276--1262.

**The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.**

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2753685.01.15.doc
1506583/SMR

# TABLE OF CONTENTS

**An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.**

# ~~INTEGRITY FUND OF FUNDS, INC.~~

~~Integrity Fund of Funds, Inc. (the "Fund") is an open-end, diversified, management investment company ("mutual fund"). The Fund seeks to achieve its investment objectives by investing in shares of other open-end investment companies. This strategy may result in greater expenses than you would incur if you invested directly in mutual funds.~~

# FUND SUMMARY

## Investment Objective

The Fund seeks long-term capital appreciation and growth of income.  Current income is a ~~second ary~~secondary objective of the Fund.

## Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

### Shareholder Fees
(fees paid directly from your investment)

| | |
|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds) [1] | 3.00% |
| Maximum Sales Charge (Load) Imposed on Reinvested Dividends | None |
| Redemption Fee | None |
| Exchange Fee | None |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

| | |
|---|---|
| Management Fees | 0.90% |
| Distribution and Service (12b-1) Fees | None |
| Other Expenses | |
|   Miscellaneous Expenses [2] | 1.20% |
|   Service Fees | 0.25% |
|   Total Other Expenses | 1.45% |
| Acquired Fund Fees and Expenses [3] | 0.78% |
| Total Annual Fund Operating Expenses | 3.13% |
| Fee Waivers and Expense Reimbursements [4] | (0.70)% |
| Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements | 2.43% |

_____

(1)    Shares purchased after April 30, 2007 are subject to a contingent deferred sales charge ("CDSC") of 3.00% if such shares are redeemed within 3 years of purchase.  Shares purchased on April 30, 2007 or earlier are subject to a CDSC of 1.50% if such shares are redeemed within 5 years of purchase.

(2)    Restated to reflect current expenses.

(3)       Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.  The Total Annual Fund Operating Expenses may not correlate with the ratio of expenses to average net assets in the Fund's financial highlights, which reflect the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses.

(4)       The Fund's investment adviser has contractually agreed to waive fees and reimburse expenses through April 30, 2011 so that Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements (excluding extraordinary and non-recurring expenses and Acquired Fund Fees and Expenses) do not exceed 1.65% of the Fund's average daily net assets.  This expense limitation agreement may only be terminated or modified prior to April 30, 2011 with the approval of the Fund's Board of Directors.

## Example

This example is intended to help you compare the cost of investing in the Fund with the costs of investing in other mutual funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of a period. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

| 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|
| $549 | $1,240 | $1,701 | $3,964 |

You would pay the following expenses if you did not redeem your shares:

| 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|
| $249 | $940 | $1,701 | $3,964 |

## Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 16.36% of the average value of its portfolio.

## Principal Investment Strategies: How the Fund Pursues its Objective

The Fund invests primarily in a diversified group of other registered open-end investment companies and exchange-traded funds ("ETFs") that, in turn, invest principally in equity securities. The Fund invests in approximately 15 to 50 underlying funds that its investment adviser, Viking Fund Management, LLC (the "Investment Adviser") believes will advance the objective of the Fund. In selecting underlying funds, the Fund's investment adviserInvestment Adviser considers the underlying funds' objectives, policies, performance, and management as well as their overall operations (such as size, fees and expenses, and services). The Fund normally invests in underlying funds that are classified as growth, aggressive growth, or growth-income funds; invest in companies with a market capitalization of over $500 million; and have had favorable performance returns compared to other similar funds and market indices.

The Fund may also engage in various investment strategies designed to hedge against changes in market conditions using stock index futures contracts and options on stock index futures contracts. The Fund may enter into futures contracts for the purchase

~~or sale of stock indices or purchase and sell options on these futures contracts. The Fund uses these investment strategies to hedge against changes in the values of securities the Fund owns or expects to purchase and not for speculation.~~

## Principal Risks ~~: What are the Risks of Investing in the Fund?~~

*As with all mutual funds, there is the risk that you could lose money through your investment in the Fund. Many factors affect the Fund's net asset value and performance. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.*

~~You should be aware that loss of money is a risk of investing.~~ The assets of the Fund are invested in other investment companies, so the investment performance and risks of the Fund are directly related to the investment performance and risks of the underlying funds held. The risks of the underlying funds include market risk, interest rate risk, income risk, and credit risk. The Fund also bears the risk that the underlying funds may not perform as well as the general market. The ability of the Fund to meet its investment objective is directly related to the ability of the underlying funds held to meet their objectives as well as the allocation among those underlying funds. There can be no assurance that the investment objective of the Fund or any underlying fund will be achieved.

A basic risk associated with the Fund relates to the emphasis placed on the judgment of ~~Integrity Money Management, Inc. ("Integrity Money Management" or the "~~the Investment Adviser~~")~~ in assembling the portfolios of underlying funds. The reliance on the Investment Adviser's judgment exposes the investor to the risk that the Investment Adviser could be incorrect in its evaluations and assumptions and as a result may make allocation decisions that may not prove profitable.

The Fund and the underlying funds have transactional and operating expenses. An investor in the Fund will bear not only his or her proportionate share of the Fund's expenses, but also the similar expenses of the funds in which the Fund invests. By investing in other mutual funds, the Fund incurs greater expenses than you would incur if you invested directly in mutual funds.

The value of the underlying funds' investments, and net asset value ("NAV") of both the underlying funds' and the Fund's shares, will fluctuate in response to changes in market and economic conditions, as well as the financial condition and prospects of issuers in which the underlying funds invest. The performance of each underlying fund also will depend on whether the underlying fund's investment adviser is successful in pursuing the underlying fund's investment strategy. In addition, the investment advisers of the underlying funds may simultaneously pursue inconsistent investment strategies.

An underlying fund may:
- concentrate its investments within one industry. Its portfolios may decline in value due to developments specific to the industry in which it has concentrated its assets, and as a result, the value of its shares may be subject to greater market fluctuation than an investment in a fund that invests in a broader range of securities.
- invest in high yield, high-risk, lower-rated securities, commonly known as "junk bonds." An investment in junk bonds is subject to additional risk factors such as increased possibility of default, illiquidity of the security, and changes in value based on public perception of the issuer of the security.
- invest in foreign securities. Such investments may be subject to additional risks that are not typically associated with investing in domestic securities, such as changes in currency rates and political developments, less regulation and less information.

If an underlying fund invests in options and/or futures including stock index futures or options on stock indices or on stock index futures, its participation in these markets would subject the underlying fund's portfolio to certain risks. If the underlying fund investment adviser's predictions of movements in the direction of the stock, currency or interest rate markets are inaccurate, the adverse consequences to the underlying fund (*e.g.*, a reduction in the underlying fund's net asset value or a reduction in the amount of income available for distribution) may leave the underlying fund in a worse position than if these strategies were not used. Other risks inherent in the use of options and futures include the possible imperfect correlation between the price of options and futures contracts and movements in the prices of the securities or indices being hedged, and the possible absence of a liquid secondary market for any particular instrument. Certain options may be over-the-counter options (options negotiated with dealers) and there is no secondary market for these investments.

Because the Fund uses hedging strategies, the Fund also bears the risk that the price movements of the futures and options will not correlate with the price movements of the portfolio securities being hedged.

A more detailed discussion of the investment policies and restrictions of the Fund is available in the Fund's Statement of Additional Information ("SAI"). To obtain a free copy of the SAI, please call us at 800-276-1262 or visit our website at www.integrityfunds.com.

**Is the Fund Right for You?**

You may wish to invest in the Fund if you seek:
- long-term growth potential and income growth; or
- the convenience of a diversified portfolio of mutual funds in a single investment.

You may wish to not invest in the Fund if you are:
- unwilling to accept share price fluctuations; or
- investing to meet short-term financial goals.

An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

## Fund Performance

The following bar chart and table ~~below~~ provide some indication of the potential risks of investing in the Fund ~~by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for one, five and ten years and since the inception of the Fund compare with those of a broad measure of market performance. How the Fund has performed in the~~. The Fund's past performance (before and after taxes) is not necessarily an indication of ~~its~~how the Fund will perform in the future ~~performance~~. Updated performance information is available at www.integrityvikingfunds.com/documents or by calling 800-276-1262.

Prior to August 1, 2009, the Fund was managed by Integrity Money Management, Inc. Since August 1, 2009, the Fund has been managed by Viking Fund Management, LLC. However, the Fund's lead portfolio manager was previously an employee of Integrity Money Management, Inc. and is currently an employee of Viking Fund Management, LLC.

The bar chart ~~shows the Fund's annual returns on a before-tax basis and without regard to~~below shows the variability of the Fund's performance from year to year. The bar chart and highest/lowest quarterly returns that follow do not reflect the Fund's contingent deferred sales charges. ~~Returns before taxes do not reflect the effects of any income or capital gains taxes. If taxes or applicable sales charges were included, the annual returns would be lower than those shown. The table shows the Fund's average annual total returns for the Fund on a before and after-tax basis and as compared to the returns of a broad-based securities index. Past performance, before and after taxes, is no guarantee of future results.~~, and if these charges were reflected, the returns would be less than those shown.

**Per Share Total Return per Calendar Year**

[1]

(bar chart)

~~For~~

| | |
|---|---|
| 2000 | -8.99% |
| 2001 | -21.54% |
| 2002 | -21.18% |
| 2003 | 28.66% |
| 2004 | 9.39% |
| 2005 | 7.21% |
| 2006 | 14.12% |
| 2007 | 6.85% |
| 2008 | -38.45% |
| 2009 | 32.03% |

During the ~~periods~~ten-year period shown in the bar chart, the highest ~~and lowest quarterly returns were 16.69% and (22.43%) for the quarters ending June 30, 2003 and December 31, 2008, respectively~~return for a quarter was 18.78% (quarter ended June 30, 2009) and the lowest return for a quarter was -22.43% (quarter ended December 31, 2008).

~~The bar chart and highest/lowest quarterly returns do not reflect the Fund's contingent deferred sales charges, which would reduce returns.~~

The table below shows the Fund's average annual returns for 1, 5 and 10 years, and since inception, and how they compare over the time periods indicated with those of a broad measure of market performance. All after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of any state or local tax. Your own actual after-tax returns will depend on your specific tax situation and may differ from what is shown here, and after-tax returns shown here are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs).

~~**Average Annual Total Returns**~~

~~(for the periods ended December 31, 2008)~~

**Average Annual Total Returns**

(for the periods ended December 31, 2009)

| | **1 Year** | **5 Years** | **10 Years** | **Since Inception**~~[(1]~~ **(January 3, 1995)** |
|---|---|---|---|---|
| ~~Return Before Taxes~~ | ~~(40.30%)~~ | ~~(2.52%)~~ | ~~(2.72%)~~ | ~~2.38%~~ |
| Return ~~After~~Before Taxes~~ on Distributions~~ | ~~(40.31~~29.03%~~)~~ | ~~(2.54~~1.22%~~)~~ | ~~(3.14~~-1.71%~~)~~ | ~~1.57~~4.13% |
| Return After Taxes | | | | |
| On Distributions | 29.03% | 1.19% | -1.99% | 3.38% |
| ~~Return After Taxes on~~On Distributions and Sale of Fund Shares | ~~(26.17~~30.68%~~)~~ | ~~(2.11~~1.04%~~)~~ | ~~(2.28~~-1.50%~~)~~ | ~~1.84~~3.33% |
| S & P 500® Index~~[(2]~~ (reflects no deduction for fees, expenses or taxes) | ~~(37.00~~26.46%~~)~~ | ~~(2.19~~0.42%~~)~~ | ~~(1.38~~-0.95%~~)~~ | ~~6.84~~8.05% |

## Management

~~[(1)]The inception date of the Fund is January 3, 1995.~~

~~[(2)]The Standard and Poor's 500 Index ("S&P 500") is a broad-based index, the performance of which is based on the performance of 500 widely-held common stocks chosen for market size, liquidity and industry group representation. Indices are unmanaged and it is not possible to invest directly in an index. The S&P 500 returns assume reinvestment of dividends, but do not include any brokerage commissions, sales charges, or other fees. Index return is shown from January 3, 1995.~~

~~The average annual total returns table above reflects the maximum contingent deferred sales charge of 3.00%.~~

~~All after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of any state or local tax. Returns after taxes on distributions reflect the taxed return on the payment of dividends and capital gains. Returns after taxes on distributions and sale of shares assume you sold your shares at period end, and, therefore, are also adjusted for any capital gains or losses incurred. Returns for market indices do not include expenses, which are deducted from Fund returns, or taxes.~~

~~Your own actual after-tax returns will depend on your specific tax situation and may differ from what is shown here. After-tax returns are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.~~

# WHAT ARE THE FUND'S FEES AND EXPENSES?

This table describes the fees and expenses that you may pay if you buy and hold shares of a Fund.

**Shareholder Fees** (fees paid directly from your investment)[1]

| | |
|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds)[2] | 3.00% |
| Maximum Sales Charge (Load) Imposed on Reinvested Dividends | None |
| Redemption Fee | None |
| Exchange Fee | None |

**Annual Fund Operating Expenses** (expenses that are deducted from Fund assets)

| | | |
|---|---|---|
| Management Fees | | 0.90% |
| Distribution and Service (12b-1) Fees | | None |
| Other Expenses | | |
|    Miscellaneous Expenses | 1.18% | |
|    Service Fees[3] | 0.25% | |
|    Total Other Expenses | 1.43% | |
| Acquired Fund Fees and Expenses[4] | | 0.75% |
| Total Annual Fund Operating Expenses[5] | | 3.08% |
| Contractual Fee Waivers and Expense Reimbursements | | (0.68%) |
| Net Annual Fund Operating Expenses (after Contractual Fee Waivers and Expense Reimbursements)[6] | | 2.40% |

[1] Authorized dealers and other firms may charge additional fees for shareholder transactions or for advisory services. Please see their materials for details.

[2] Under the Fund's contingent deferred sales charge ("CDSC") schedule which became effective May 1, 2007, shares of the Fund purchased after April 30, 2007 are subject to a CDSC of 3.00% if such shares are redeemed within 3 years of purchase. Shares of the Fund purchased on April 30, 2007 or earlier are subject to a CDSC of 1.50% if such shares are redeemed within 5 years of purchase. See "How to Buy Shares."

[3] The Fund may pay dealers' fees of up to 0.25% of the Fund's net assets for personal services to shareholders and/or maintenance of shareholder accounts.

[4] An investor will bear not only his or her proportionate share of the Fund's transactional and operating expenses but also similar expenses of the funds in which the Fund invests (the "Acquired Funds").

[5] The Total Annual Fund Operating Expenses may not correlate with the ratio of expenses to average net assets in the Fund's Financial Highlights, which reflect operating expenses of the Fund and do not include Acquired Fund Fees and Expenses.

[6] The Investment Adviser has contractually agreed to maintain expense levels of the Fund at a rate of 1.65% through December 31, 2009. Such contractual commitment does not include Acquired Fund Fees and Expenses and extraordinary or non-recurring expenses. In addition to the contractual commitment to maintain Fund expense levels, the Investment Adviser may also voluntarily waive or reimburse additional fees and expenses. For fiscal year 2008, after such contractual and voluntary fee waivers and expense reimbursements, the net annual fund operating expenses for the Fund (excluding Acquired Fund Fees and Expenses) were 1.65%.

# COST OF INVESTING EXAMPLES

The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The examples assume that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The examples also assume that your invest-ment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

| 1 Year | 3 Years | 5 Years | 10 Years |
|--------|---------|---------|----------|
| $616 | $1,295 | $1,744 | $3,971 |

You would pay the following expenses if you did not redeem your shares:

| 1 Year | 3 Years | 5 Years | 10 Years |
|--------|---------|---------|----------|
| $316 | $995 | $1,744 | $3,971 |

# FUND MANAGEMENT

## Important Information Regarding Anticipated Fund Management and Services

Shareholders should be aware that on March 6, 2009, Integrity Mutual Funds, Inc. ("Integrity Mutual Funds"), the parent company of Integrity Money Management, and Integrity Money Management entered into an agreement (the "Corridor Agreement") with Corridor Investors, LLC ("Corridor") and Viking Fund Management, LLC ("Viking"), subject to certain terms and conditions, to complete the transactions described below (collectively, the "Transaction"). Corridor is a recently formed North Dakota limited liability company, and it is currently anticipated that interests in Corridor will be owned by, among others, certain officers and employees of Integrity Mutual Funds and Viking. Viking is located in Minot, North Dakota and currently acts as investment adviser to four mutual funds, each of which is a series of Viking Mutual Funds. Upon the completion of the Transaction, it is expected that, primarily through its subsidiaries, Corridor will provide investment advisory, distribution, and other services to mutual funds currently in the Integrity and Viking fund families.

Pursuant to the Corridor Agreement, Integrity Mutual Funds has indicated that it intends to sell its investment advisory and other mutual fund services business. Subject to the satisfaction of the terms and conditions of the Corridor Agreement, it is anticipated that on or about June 30, 2009 (or another date that may be agreed to by the parties), Corridor and Viking will acquire certain assets of Integrity Money Management. In light of the foregoing, simultaneous with the closing of the Transaction, it is intended that Viking will become a wholly-owned subsidiary of Corridor. In practical terms, this means that the management of the funds in the Integrity and Viking fund families is expected to be consolidated with Viking. As a result, subject to shareholder approval of a new investment advisory agreement for the Fund with Viking, as well as satisfaction of the other terms and conditions of the Corridor Agreement, it is anticipated that the personnel of Integrity Money Management who currently manage the Fund will continue to do so after the Transaction is completed, but they will be employees of Viking. No changes in investment advisory fees are expected to occur as a result of the Transaction.

In addition, if the Transaction is completed, it is expected that Corridor will acquire Integrity Fund Services, Inc., which is the Fund's transfer agent, administrator and accounting service provider, and Integrity Funds Distributor, Inc., the Fund's distributor. These entities, in their respective capacities, will continue to serve the Fund, but they will be subsidiaries of Corridor rather than subsidiaries of Integrity Mutual Funds.

The Transaction and related matters will be discussed in greater detail in the proxy materials being sent to shareholders to solicit the approvals described above. Even if the shareholder approval described above is obtained, the Corridor Agreement requires that numerous conditions be met or waived for the Transaction to occur. There can be no assurance that the Transaction will be completed as currently contemplated (or at all) or that necessary shareholder approval will be obtained.

## Investment Adviser

Integrity Money Management, Inc., 1 Main Street North, Minot, North Dakota 58703, is the investment adviser to the Fund. Integrity Money Management has been advising mutual funds since 1989 and as of March 31, 2009, had assets under management of approximately $237 million. Integrity Money Management is responsible for the selection and ongoing monitoring of the securities in the Fund's portfolio, performing certain evaluations of the Fund's portfolio securities, managing the Fund's investments and effecting its portfolio transactions. Integrity Money Management also pays the salaries and fees of all officers and directors of the Fund who are officers or directors of Integrity Money Management.
The Fund pays for its own operating expenses. These expenses include, but are not limited to, custodial services; transfer agent; accounting; legal fees; brokerage fees and commissions, if any; expenses of redemption of shares; insurance premiums; expenses of preparing prospectuses and reports to shareholders; interest; bookkeeping; fees for officers and directors who are not officers or directors of the Investment Adviser; taxes; fees for registering Fund shares; and extraordinary expenses. The Fund also pays dealers' fees of up to 0.25% of the Fund's net assets for personal service to shareholders and/or the maintenance of shareholder accounts. Integrity Money Management may assume additional fund expenses or waive portions of its fee at its discretion. Please refer to the SAI for an additional discussion of Fund expenses.

You should note that because the Fund invests in other funds, you pay not only the transactional expenses (such as a deferred sales charge) and a pro rata share of the operating expenses of the Fund, you will also pay a portion of similar expenses of the underlying funds. An investor in the Fund therefore will indirectly pay higher expenses than if the underlying fund shares were owned directly. You may also receive taxable capital gains distributions to a greater extent than if the underlying funds were owned directly.

The Fund's investment advisory agreement with Integrity Money Management provides that fees to Integrity Money Management for providing management services are to be computed at an annual rate of 0.90% of the Fund's average daily net assets, payable monthly. For the most recent fiscal year, the Fund paid Integrity Money Management, after contractual waivers and expense reimbursements, management fees of 0.22% of average daily net assets.

Viking Fund Management, LLC is the Fund's investment adviser.

## Portfolio ~~Manager~~ Managers

~~Mr.~~ Monte Avery, Senior Portfolio Manager, ~~is the portfolio manager for the Fund and is primarily responsible for the day-to-day management of the Fund's portfolio, including credit analysis and the execution of portfolio transactions.~~ has served as the Fund's portfolio manager since September 2002 and, prior to then, served as its portfolio manager from January 1996 until September 2001.  Shannon D. Radke, President of Viking Fund Management, LLC, will begin serving as the Fund's co-portfolio manager in May 2010.

~~Mr. Avery started in the securities business with PaineWebber in 1981 as a retail broker, transferring to Dean Witter in 1982. In 1988, Mr. Avery joined Bremer Bank, N.A. (Minot, ND) to help start its Invest Center. He transferred back to Dean Witter in 1993, where he remained until he joined Integrity Mutual Funds in 1995. Since that time, Mr. Avery has been a co-manager of the Montana Tax-Free Fund, Inc. and ND Tax-Free Fund, Inc. and effective in February 2000, the portfolio manager of these funds. From January 1996 until September 2001 and September 2002 to present, he has been the portfolio manager for the Fund. He had also been a co-portfolio manager of the Kansas Municipal Fund, Kansas Insured Intermediate Fund, Nebraska Municipal Fund and Oklahoma Municipal Fund since January 1996. Mr. Avery became manager of these funds in February 2000 and has been manager of the Maine Municipal Fund and the New Hampshire Municipal Fund since December 2003.~~

## Purchase and Sale of Fund Shares

You may purchase, redeem, or exchange shares of the Fund on any business day, which is any day the New York Stock Exchange is open for business. You may purchase, redeem, or exchange shares of the Fund either through a financial advisor or directly from the Fund. The minimum initial purchase or exchange into the Fund is $1,000 ($50 for accounts opened through monthly systematic investment plan accounts and $250 for an IRA account). The minimum subsequent investment is $50.  You may contact the Fund's transfer agent, Integrity Fund Services, LLC, by mail at PO Box 759, Minot, ND 58703, or by calling 800-601-5593.

## Tax Information

The Fund's distributions are taxable and will generally be taxed as ordinary income or capital gains (whether you reinvest your distributions in additional Fund shares or receive them in cash).  In addition to being subject to federal income taxes, the Fund's distributions may also be subject to state and local taxes.

## Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary's Web site for more information.

## ADDITIONAL INFORMATION ~~about the Portfolio Manager~~

The SAI contains additional information about the compensation of the portfolio manager, other accounts managed by the portfolio manager, and the portfolio manager's ownership of securities of the Fund.**-INVESTMENT OBJECTIVES, AND RELATED RISKS**

Securities in which the Fund Invests

The Fund's investment objective may not be changed without shareholder approval. The Fund's investment policies, unless otherwise noted, may be changed by the Fund's Board of Directors without shareholder approval. The Fund, however, has adopted certain investment limitations that cannot be changed without shareholder approval. For a detailed discussion of the Fund's fundamental investment policies, see the SAIStatement of Additional Information ("SAI").

# Securities in which the Fund Invests

## Investment Companies

Under normal circumstances, the Fund invests:
- at least 80% of its assets in shares of registered open-end investment companies ("underlying funds");
- in approximately 15 to 50 underlying funds and may invest up to 25% of its total assets in any one underlying fund;
- in underlying funds that invest primarily in common stock and that seek long-term capital appreciation and growth of income with current income of secondary importance; and
- in underlying funds that are classified as growth, aggressive growth, or growth-income funds.

The Fund generally focuses on underlying funds that primarily invest:
- in companies with a market capitalization of over $500 million; and
- a portion of their assets in fixed-income securities that are investment grade quality.

The policies described above may be changed without shareholder approval.

The Fund will not purchase shares of closed-end investment companies or of investment companies that are not registered with the SECSecurities and Exchange Commission ("SEC"). The Fund intends to invest only in underlying funds that qualify for treatment as a regulated investment company ("RIC") under the Internal Revenue Code. If an underlying fund fails to qualify as a RIC, it may be subject to federal income tax. Although there is no assurance an underlying fund will qualify as a RIC, the Fund will promptly dispose of any shares in its portfolio which have been issued by a fund which has failed to qualify as a RIC.

## How Investments AREAre Selected

Integrity Money ManagementThe Investment Adviser selects underlying funds based on its assessment of the underlying fund's potential to advance the Fund's objective. Integrity Money ManagementThe Investment Adviser evaluates underlying funds based on their investment objectives, policies and techniques, past performance, and management. Integrity Money ManagementThe Investment Adviser will also consider the underlying fund's operations including: its size, reputation, management style, fees and expenses, portfolio composition and liquidity, and shareholder services. In selecting underlying funds, Integrity Money Managementthe Investment Adviser looks for underlying funds that have had favorable performance returns compared to similar funds or market indices and will compare the underlying fund's performance record over the past three, five, or ten years (if available) against that of other funds and market measurements.

## Temporary Investment and Cash Management Strategies

Occasionally, the Fund may take temporary defensive positions that are inconsistent with the Fund's fundamental investment strategies in attempting to respond to adverse market, economic, political, or other conditions. In so doing, the Fund may hold cash or may invest in money market mutual funds and in short-term obligations including U.S. government securities (including U.S. Treasury bills), commercial paper, certificates of deposit, and bankers' acceptances as a temporary defensive measure. During these periods, the Fund may not be able to achieve its investment objective. In addition, the Fund may from time to time invest a significant portion of its assets in shares of money market mutual funds and/or short-term fixed income securities for cash management purposes. For more detailed information on eligible short-term investments, please refer to the SAI.

## Portfolio Turnover

The Fund buys and sells portfolio securities in the normal course of its investment activities. The proportion of the Fund's investment portfolio that is sold and replaced with new securities during a year is known as the Fund's portfolio turnover rate. The Fund anticipates that its annual portfolio turnover rate will generally not exceed 70%. A turnover rate of 100% would occur, for example, if the Fund sold and replaced securities valued at 100% of its portfolio market value within one year. Active trading would result in the payment by the Fund of increased brokerage costs and sales charges and the realization of taxable capital gains. The Fund generally adjusts its portfolio in view of prevailing or anticipated market conditions and the Fund's investment objectives. The Fund, however, may also make short-term trades to take advantage of market opportunities. The Investment Adviser may sell a portfolio security if revised economic forecasts or interest rate outlook requires a repositioning of the portfolio; the security subsequently fails to meet the Investment Adviser's investment criteria; a more attractive security is found or portfolio assets are needed for another purpose; or the Investment Adviser believes that the security has reached its appreciation potential. In periods of rapidly fluctuating interest rates, the Fund's investment policy may lead to frequent changes in investments.

## Other Investment Strategies

As a secondary investment strategy, the Fund may also invest in underlying funds that invest primarily in long or short-term fixed-income securities that are investment grade quality. The Fund may also invest in bond funds if ~~the Portfolio Manager~~its portfolio manager believes they offer a potential for capital appreciation.

## Other Fund Policies

Although the Fund invests primarily in shares of underlying funds, the Fund may hold cash or invest in money market mutual funds and in short-term obligations including U.S. government securities (including U.S. Treasury bills), commercial paper, certificates of deposit, and bankers' acceptances to accumulate cash for investment and redemptions. Cash held for investments or redemptions may not exceed 20% of the Fund's total assets.

The Fund and its affiliated persons will not purchase more than 3% of the total outstanding shares of another fund in accordance with federal securities laws. Because of this restriction, the Fund may have to forego certain investment opportunities. In addition, the Fund may not invest more than 15% of its net assets in illiquid securities.

The Fund may acquire shares of underlying funds that impose sales loads or 12b-1 distribution or service fees. The underlying funds, however, may offer shareholder programs which reduce the sales loads such as quantity discounts, rights of accumulation, or letters of intent. To the extent available, the Fund will use these arrangements to reduce any sales load the Fund pays. Because of these available discounts, the Fund in most cases will not pay a sales charge of more than 1% of the public offering price (1.01% of the net amount invested).

## ~~Portfolio Transactions~~

~~Integrity Money Management may consider a number of factors in determining which brokers to use for the Fund's portfolio transactions including: research services, reasonableness of commissions, quality of services, and execution and sale of Fund shares. When the Fund purchases the shares of underlying funds subject to a front-end sales load, Integrity Money Management anticipates that the Fund's underwriter, Integrity Funds Distributor, Inc. ("Integrity Funds Distributor") will execute a substantial portion of these portfolio transactions. When Integrity Funds Distributor acts as the broker on these purchases, it may receive a payment, up to a maximum 1% of the public offering price. Integrity Funds Distributor will not be designated as broker if the reallowance exceeds 1% of the public offering price. Integrity Funds Distributor may also receive 12b-1 distribution and service fees from underlying funds when assisting the Fund in purchasing shares of the underlying funds and may receive brokerage commissions on portfolio transactions of underlying funds held in the Fund's portfolio.~~

## Risk Management

## Hedging Strategies

The Fund may engage in various investment strategies designed to hedge against interest rates using financial futures and related options whose prices, in the opinion of the Investment Adviser, correlate with the values of securities the Fund owns or expects to purchase.

The ability of the Fund to benefit from futures and options on futures is largely dependent on the Investment Adviser's ability to use such strategies successfully. If the Investment Adviser's judgment about the general direction of interest rates or markets is wrong, the overall performance of the Fund will be poorer than if no such futures or options had been used. In addition, the Fund's ability to effectively hedge all or a portion of its portfolio through transactions in futures and options depends on the degree to which price movements in the futures and options correlate with the price movements in the Fund's portfolio. Consequently, if the price of the futures and options moves more or less than the price of the security that is subject to the hedge, the Fund will experience a gain or loss that will not be completely offset by movements in the price of the security. The risk of imperfect correlation is greater when the security's underlying futures contracts are issued by companies in different market sectors or have different maturities, ratings or geographic mixes than the security being hedged. In addition, the correlation may be affected by additions to or deletions from the index, which serves as the basis for a futures contract.

The Fund could lose money on futures transactions or an option can expire worthless. Losses (or gains) involving futures can sometimes be substantial in part because a relatively small price movement in a futures contract may result in an immediate and substantial loss (or gain) for the Fund. Use of options may also (i) result in losses to the Fund, (ii) force the purchase or sale of portfolio securities at inopportune times or for prices higher than or lower than current market values, (iii) limit the amount of appreciation the Fund can realize on its investments, (iv) increase the cost of holding a security and reduce the returns on securities, or (v) cause the Fund to hold a security it might otherwise sell.

*The Fund is managed by the Investment Adviser, which has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodity Exchange Act, as amended ("CEA"), and therefore, who is not subject to registration or regulation as a commodity policy operator under the CEA.*

## ~~PRINCIPAL RISK FACTORS~~

## Additional Risk Information

Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may receive little or no return on your investment or that you may even lose part or all of your investment. Before you invest, you should consider the following risks:

**Market Risk:** Market risk is the risk that a particular stock, an industry, or stocks in general may fall in value.

**Risks Related to Investment in Other Investment Companies:** The Fund's investment performance and risk are directly related to the investment performance and risks of the underlying funds. The risks of investing in a particular investment company will generally reflect the risks of the securities in which it invests and the investment techniques it employs. The ability of the Fund to achieve its investment objective is therefore dependent on a number of factors, including the skills of the advisers of the underlying funds to invest to meet the objectives of the underlying funds, to effectively respond to changes in market conditions, and to maintain sufficient liquidity to meet redemptions. The Fund is independent from each of the underlying funds and has little ability to influence the management and investment practices of the underlying funds. The securities of other investment companies may also be leveraged and therefore will be subject to leverage risk. If the Fund invests in investment companies that utilize leverage, the net asset value and market value of such shares will be more volatile and the yield to shareholders will tend to fluctuate more than the yield generated by shares of companies that do not use leverage. In addition, an underlying fund may concentrate its investments within one industry, and the portfolio of such an underlying fund may decline in value due to developments specific to the industry in which it has concentrated its assets. Furthermore, the Fund's investment in other investment companies as part of its principal investment strategy could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes payable by you.

Since the Fund, under normal market conditions, invests in other investment companies, including ETFs, as part of its principal investment strategy, your cost of investing in the Fund will generally be higher than the cost of investing directly in ETFs or other investment company shares. By investing in the Fund, you will indirectly bear fees and expenses charged by the underlying ETFs and investment companies in which the Fund invests in addition to the Fund's direct fees and expenses. Shareholders would therefore be subject to duplicative fees and expenses to the extent the Fund invests in other investment companies.

**Liquidity:** Under federal securities laws, an underlying fund is not obligated to redeem any securities held by the Fund in an amount exceeding 1% of its total outstanding securities during any period of less than 30 days. As a result, the Fund may not be able to liquidate more than 1% of an underlying fund's securities when desired.

**Inflation Risk:** Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Fund's assets and distributions can decline.

**Foreign Investment Risk:** To the extent the Fund invests in underlying funds that invest in foreign securities, the Fund is subject to foreign investment risk. Securities issued by foreign companies or governments present risks beyond those of securities of U.S. issuers. Such risks include political or economic instability, changes in foreign currency exchange rates, less regulation and less publicly available information. Prices of foreign securities also may be more volatile and they may be less liquid than U.S. stocks.

**To the extent the Fund invests in underlying funds that invest in debt securities, the Fund is subject to the following risks:**

**Interest Rate Risk:** Interest rate risk is the risk that the value of the Fund's portfolio will decline because of rising market interest rates (bond prices move in the opposite direction of interest rates). The longer the average maturity (duration) of an underlying bond fund's portfolio, the greater its interest rate risk.

**Income Risk:** Income risk is the risk that the income from the Fund's portfolio will decline because of falling market interest rates. This can result when the underlying bond fund invests the proceeds from the new share sales, or from matured or called bonds, at market interest rates that are below the portfolio's current earnings rate.

**Credit Risk:** Credit risk is the risk that an issuer of a bond is unable or unwilling to meet its obligation to make interest and principal payments in a timely manner. Generally, lower rated bonds provide higher current income but are considered to carry greater credit risk than higher rated bonds. Underlying funds may invest in investment grade and non-investment grade bonds (i.e., "junk bonds").

## Other Considerations

The underlying funds have their own investment objectives, policies, practices, and techniques, any one or all of which may subject their assets to varying degrees of risk. Certain risks have been discussed in this prospectus. Additional non-principal risks of certain of the practices of the underlying funds are described further in the SAI. The Fund is independent from each of the underlying funds and has little influence in the investment practices of the underlying funds. If the Fund disagrees with these practices, the Fund may have to liquidate its shares in the underlying fund, which can entail further losses. In addition, the investment advisers of the underlying funds may also simultaneously pursue inconsistent investment strategies. For example, one underlying fund may be purchasing shares of the same issuer that another underlying fund is selling. Under these circumstances, the Fund's indirect expenses would increase without any corresponding investment benefit.

## FUND MANAGEMENT

## Investment Adviser

The overall management of the business and affairs of Fund is the responsibility of the Fund's Board of Directors. Since August 1, 2009, Viking Fund Management, LLC ("Viking Management" or the "Investment Adviser"), PO Box 500, Minot, ND 58702, a registered investment adviser under the Investment Advisers Act of 1940, has served as the investment adviser to the Fund.

Prior to August 1, 2009, Integrity Money Management, Inc. ("Integrity Money Management"), a subsidiary of Integrity Mutual Funds, Inc. ("Integrity"), served as investment adviser to the Fund. However, on July 31, 2009, Integrity (as seller) generally sold its mutual fund services business to Corridor Investors, LLC ("Corridor") and Viking Management (collectively as buyer) (together with certain related transactions, the "Transaction"). Corridor is a North Dakota limited liability company that was organized in January 2009 by Robert E. Walstad, the chairman of the Board of Directors of the Fund, and Shannon D. Radke, the president of Viking Management. Mr. Walstad and Mr. Radke are governors of Corridor and Mr. Radke is the president and chief executive officer of Corridor. Since July 31, 2009, Viking Management has been a wholly-owned subsidiary of Corridor. Viking Management has served as investment adviser to Viking Mutual Funds since 1999. As of _____, 2010, Viking Management had assets under management of approximately $___ million.

The Fund pays for its own operating expenses. The Fund also pays dealers' fees of up to 0.25% of the Fund's net assets for personal service to shareholders and/or the maintenance of shareholder accounts. Viking Management may assume a portion of the Fund's expenses or waive portions of its fee either at its discretion or pursuant to a contractual agreement. Please refer to the SAI for an additional discussion of Fund expenses.

You should note that because the Fund invests in other funds, you pay not only the transactional expenses (such as a deferred sales charge) and a pro rata share of the operating expenses of the Fund, you will also pay a portion of similar expenses of the underlying funds. An investor in the Fund therefore will indirectly pay higher expenses than if the underlying fund shares were owned directly. You may also receive taxable capital gains distributions to a greater extent than if the underlying funds were owned directly.

Under its investment advisory agreement with the Fund (the "Investment Advisory Agreement"), Viking Management is responsible for (a) providing a program of continuous investment management for the Fund in accordance with the Fund's investment objectives, policies and limitations; (b) making investment decisions for the Fund; and (c) placing orders to purchase and sell securities for the Fund. The Investment Advisory Agreement provides that fees to Viking Management for providing management services are to be computed at an annual rate of 0.90% of the Fund's average daily net assets, payable monthly. Integrity Money Management had been entitled to the same annual rate under the terms of the investment advisory agreement that was in effect through July 31, 2009. For the most recent fiscal year, the Fund paid (a) Integrity Money Management, after contractual waivers and expense reimbursements, management fees of _____% of average daily net assets and (b) and Viking Management, after contractual waivers and expense reimbursements, management fees of _____% of average daily net assets.

## Board Approval of Investment Advisory Agreement

A discussion regarding the basis for the Board of Directors' approval of the Investment Advisory Agreement is available in the Fund's annual report to shareholders for the year ended December 31, 2009. For a free copy, please call 800-276-1262, visit the Fund's website at www.integrityvikingfunds.com or visit the website of the SEC at www.sec.gov.

## Portfolio Managers

Mr. Monte Avery, Senior Portfolio Manager, is the lead portfolio manager for the Fund and, together with Mr. Shannon D. Radke, who began co-managing the Fund in May 2010, is primarily responsible for the day-to-day management of the Fund's portfolio, including credit analysis and the execution of portfolio transactions.

Mr. Avery was previously an employee of Integrity Money Management and, since August 1, 2009, has been an employee of Viking Management. Mr. Avery started in the securities business with PaineWebber in 1981 as a retail broker, transferring to Dean Witter in 1982. In 1988, Mr. Avery joined Bremer Bank, N.A. (Minot, ND) to help start its Invest Center. He transferred back to Dean Witter in 1993, where he remained until he joined Integrity Mutual Funds, Inc. in 1995. Since that time, Mr. Avery has been a co-manager of the Montana Tax-Free Fund, Inc. and ND Tax-Free Fund, Inc. and effective in February 2000 through July 2009, the portfolio manager of these funds. From January 1996 until September 2001 and September 2002 to present, he has been the portfolio manager for the Fund. He had also been a co-portfolio manager of the Kansas Municipal Fund, Kansas Insured Intermediate Fund, Nebraska Municipal Fund and Oklahoma Municipal Fund since January 1996. Mr. Avery became manager of these funds in February 2000 and has been manager of the Maine Municipal Fund and the New Hampshire Municipal Fund since December 2003.

Mr. Radke is a governor and president of Viking Management and a governor of Corridor. He holds a Bachelor of Business Administration degree in Banking and Finance from the University of North Dakota and has been engaged in the securities business since 1988 as a broker and as operations manager and later as chief operating officer of an unrelated investment advisory firm. Mr. Radke was a founder of Viking Management in September 1998 and has been a portfolio manager for 11 years. Currently, he is the lead portfolio manager of Viking Tax-Free Fund for Montana and Viking Tax-Free Fund for North Dakota and co-portfolio manager of, in addition to the Fund, the Williston Basin/Mid-North America Stock Fund and the Integrity Growth & Income Fund.

## Additional Information about the Portfolio Managers

The SAI contains additional information about the compensation of the portfolio manager, other accounts managed by the portfolio manager, and the portfolio manager's ownership of securities of the Fund.

## Manager of Managers

Under the Investment Advisory Agreement, Viking Management is authorized, at its own cost and expense, to enter into a sub-advisory agreement with a sub-adviser with respect to the Fund. If an investment adviser delegates portfolio management duties to a sub-adviser, the 1940 Act generally requires that the sub-advisory agreement between the adviser and the sub-adviser be approved by the Board and by Fund shareholders. Specifically, Section 15 of the 1940 Act, in relevant part, makes it unlawful for any person to act as an investment adviser (including as a sub-adviser) to a mutual fund, except pursuant to a written contract that has been approved by shareholders.

At a meeting of the shareholders of the Fund held on June 29, 2009, shareholders of the Fund approved a "manager-of-managers" structure for the Fund. A manager-of-managers structure would generally permit Viking Management to enter into, and materially amend, sub-advisory agreements with any unaffiliated sub-advisers retained by Viking Management subject to approval by the Board, but WITHOUT obtaining shareholder approval. However, the structure will not be implemented until relief permitting such a structure is provided by the SEC. Unless necessary relief is provided by an exemptive rule in the future, the Fund will need to apply to the SEC for exemptive relief and obtain an order. The Fund intends to apply for exemptive relief and obtain an order so that the manager-of-managers structure may be implemented.

## Portfolio Transactions

Viking Management may consider a number of factors in determining which brokers to use for the Fund's portfolio transactions including: research services, reasonableness of commissions, quality of services, and execution and sale of Fund shares. When the Fund purchases the shares of underlying funds subject to a front-end sales load, Viking Management anticipates that the Fund's underwriter, Integrity Funds Distributor, LLC ("Integrity Funds Distributor") will execute a substantial portion of these portfolio transactions. When Integrity Funds Distributor acts as the broker on these purchases, it may receive a payment, up to a maximum 1% of the public offering price. Integrity Funds Distributor will not be designated as broker if the reallowance exceeds 1% of the public offering price. Integrity Funds Distributor may also receive 12b-1 distribution and service fees from underlying funds when assisting the Fund in purchasing shares of the underlying funds and may receive brokerage commissions on portfolio transactions of underlying funds held in the Fund's portfolio.

## PORTFOLIO HOLDINGS DISCLOSURE

The Fund has established policies and procedures with respect to the disclosure of portfolio holdings and other information concerning Fund characteristics. A description of these policies and procedures is provided in the SAI. Such policies and procedures regarding disclosure of portfolio holdings are designed to prevent the misuse of material, non-public information about the Fund. Disclosure of the Fund's holdings is required to be made quarterly within 60 days of the end of each fiscal quarter in the annual report and semi-annual report to Fund shareholders and in the quarterly holdings report on Form N-Q. Each of the quarterly reports and the SAI are available free of charge upon request by calling 800-276-1262, by visiting the Fund's website at www.~~integrityfunds~~integrityvikingfunds.com, or at the SEC's website at www.sec.gov.

## HOW TO BUY SHARES

Fund shares may be purchased on any business day, which is any day the New York Stock Exchange ("NYSE") is open for business. Generally, the NYSE is closed on weekends, national holidays and Good Friday. The close of trading on the NYSE is normally 3:00 p.m., Central Time. The Fund will process purchase ~~and redemption~~ orders that it receives in proper form prior to the close of regular trading on a day on which the NYSE is open at the NAV determined on that day. ~~It will process purchase and redemption~~ An order is in "proper form" if the Fund's transfer agent has all of the information and documentation it deems necessary to effect your order, which would typically mean that it has received federal funds, a wire, a check or Automated Clearing House ("ACH") transaction, together with a completed account application.  The Fund will process purchase orders that it receives in proper form after the close of regular trading on the next day that the NYSE is open for regular trading. If you place your order by contacting the Fund directly, your order must be received by the Fund prior to close of trading of the NYSE for you to receive that day's NAV.

You may buy shares through investment dealers who have sales agreements with Integrity Funds Distributor or directly from Integrity Funds Distributor. If you do not have a dealer, please call 800-276-1262 and Integrity Funds Distributor can refer you to one. Shares may also be purchased through banks and certain other financial institutions that have agency agreements with Integrity Funds Distributor. These financial institutions receive transaction fees that are the same as commissions to dealers, and they may charge you additional service fees. (See "Fund Management – Important Information Regarding Anticipated Fund Management and Services" above regarding certain anticipated transactions and how Integrity Funds Distributor will be affected if they are completed.)

You can buy shares at the offering price, which is the net asset value per share without any up-front sales charge so that the full amount of your purchase is invested in the Fund. For shares of the Fund purchased after April 30, 2007, if you sell these shares within three years of purchase, you will have to pay a contingent deferred sales charge ("CDSC") of 3.0%. For shares purchased on April 30, 2007 or earlier, if you sell these shares within five years of purchase, you will have to pay a CDSC of 1.5%. The CDSC is based on your purchase price or the price you sell your shares for, whichever amount is lower. You do not pay a CDSC on any shares you purchase by reinvesting dividends and capital gains. When you redeem shares subject to a CDSC, the Fund will first redeem any shares that are not subject to a CDSC or that represent an increase in the value of the Fund account due to capital appreciation, and then redeem the shares you own in the order purchased. When you redeem shares subject to a CDSC, the CDSC is deducted from your redemption proceeds and paid to Integrity Funds Distributor.

Fund shares are also available for individual retirement accounts ("IRAs"), 401(k) plans, and other retirement plans. Please call 800-276-1262 for additional information about these accounts.

Purchase requests should be addressed to the authorized dealer or agent from which you received this prospectus. Such dealers or agents may place a telephone order with Integrity Funds Distributor for the purchase of shares. It is the broker's or dealer's responsibility to promptly forward payment and the purchase application to Integrity Fund Services, Inc.LLC ("Integrity Fund Services"), the Fund's transfer agent, for the investor to receive the next determined net asset value. Checks should be made payable to the name of the Fund. Integrity Fund Services will charge a $15.00 fee against a shareholder's account for any payment returned for insufficient funds. The shareholder will also be responsible for any losses suffered by the Fund as a result.

The Fund may reject any purchase orders, including exchanges, for any reason. The Fund will reject any purchase orders, including exchanges, from investors that, in the Investment Adviser's opinion, may constitute excessive trading. For these purposes, the Investment Adviser may consider an investor's trading history in the Fund or other funds in the Integrity/Viking family of funds, and accounts under common ownership or control.

You may be asked to provide additional information in order for Integrity Fund Services or a dealer to verify your identity in accordance with requirements under anti-money laundering regulations. Accounts may be restricted and/or closed, and the monies withheld, pending verification of this information or as otherwise required under these and other federal regulations.

## CDSC Waivers

The Fund may sell shares without a CDSC to:
- trustees, directors, officers, and employees (including retirees) of the Fund, other funds in the Integrity family of funds and of Integrity Mutual Funds and its subsidiaries for themselves or certain members of their family; or trusts, pension, profit-sharing or other plans for the benefit of such persons;

- authorized broker-dealers and financial institutions and employees (including their spouses and children) of such broker-dealers and institutions; and
- any broker-dealer, financial institution or other qualified firm which does not receive commissions for selling shares to its clients.

Shares of the Fund may be sold without a CDSC to particular classes of investors, including (i) owners of interests in Corridor and current and former officers, trustees, directors, governors and employees of the Fund, its investment adviser, its principal underwriter or certain affiliated companies, for themselves or for members of their immediate families (as defined in the SAI), or for any company or corporation in which the foregoing persons own a 25% or greater stake; (ii) registered representatives and employees (including their spouses and dependent children) of certain broker-dealers having selling group agreements with Integrity Funds Distributor; (iii) current and former employees of certain entities providing advisory or administrative services to the Fund; (iv) trusts, pension, profit-sharing or other benefit plans for certain of the persons described in (i), (ii) and (iii); (v) purchasers of shares in connection with the acquisition of the assets of or merger or consolidation with another investment company; (vi) investors purchasing through certain fee-based entities; and (vii) certain retirement plans, foundations and endowments. For additional information about available CDSC waivers, call your investment representative or call Integrity Fund Services at 800-601-5593. A list of available CDSC waivers may be found in the SAI.

The Fund must be notified in advance that an investment qualifies for purchase at net asset value.

The Fund makes available, free of charge, more information about sales charges and sales charge waivers through the Fund's website at www.integrityfundsintegrityvikingfunds.com (which includes hyperlinks that facilitate access to this information). Additional information is also available from the SAI or from your financial adviser.

## Minimum Investments and Share Price

You may open an account with $1,000 ($50 for the Monthomatic Investment Plan (described below) and $250 for an IRA) and make additional investments at any time with as little as $50. The Fund may change these minimum initial investments at any time.

The price you pay for shares will depend on how and when the Fund receives your order. You will receive the share price next determined after the Fund has received your order. If you place your order by contacting the Fund directly, your order must be received by the Fund prior to the close of trading of the NYSE (normally 3:00 p.m., Central Time) for you to receive that day's price. However, if you place your order through a dealer prior to the close of trading of the NYSE, and the dealer receives such order prior to the close of trading (normally 3:00 p.m., Central Time), you will receive that day's price. Dealers are obligated to transmit orders promptly. See "Net Asset Value" for a discussion of how shares are priced.

## Important Information about Purchases

### USA PATRIOT Act

To help the government fight the funding of terrorism and money laundering activities, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act") requires all financial institutions to obtain, verify, and record information that identifies each person or entity that opens an account.

Individual Investors Opening an Account: When you open an account, you will be asked for your name, address, date of birth and other information that will allow the Fund to identify you. You may also be asked to provide documents that may help the Fund to establish your identity, such as your driver's license.

Investors Other than Individuals: When you open an account, you will be asked for the name of the entity, its principal place of business and Taxpayer Identification Number ("TIN") and may be requested to provide information on persons with authority or control over the account such as name, residential address, date of birth and social security number. You may also be asked to provide documents, such as driver's licenses, articles of incorporation, trust instruments or partnership agreements and other information that will help the Fund identify the entity.

## Purchases Made through a Financial Adviser

Financial advisers or other dealer firms may charge their customers a processing or service fee in connection with the purchase or redemption of Fund shares. The amount and applicability of such a fee are determined and disclosed to its customers by each individual dealer. Processing or service fees typically are fixed, nominal dollar amounts and are in addition to the sales and other charges described in the prospectus and the SAI. Your dealer will provide you with specific information about any processing or service fees you will be charged.

If you purchase your Fund shares through a financial adviser, which includes any broker, dealer, bank, bank trust department, registered investment adviser, financial planner, retirement plan administrator and any other institutions having a selling, administration or any similar agreement with the Investment Adviser, Integrity Funds Distributor or one of its affiliates, the financial adviser may receive commissions or other concessions that are paid from various sources. Please refer to the SAI for details.

In this regard, the Investment Adviser, Integrity Funds Distributor or one or more of their affiliates, out of their own resources, may make additional cash payments to certain financial advisers who support the sale of Fund shares in recognition of their marketing, transaction processing and/or administrative services support. This compensation is not reflected in the fees and expenses listed in the fee table section of this prospectus.

Integrity Funds Distributor or one or more of its affiliates may also from time to time make additional payments, out of their own resources, to certain authorized dealers that sell shares of the funds ("Integrity/Viking funds") distributed by Integrity Funds Distributor in order to promote the sales and retention of fund shares by those firms and their customers. The amounts of these payments vary by authorized dealer firm and, with respect to a given firm, are typically calculated by reference to the amount of the firm's recent gross sales of Integrity/Viking fund shares and/or total assets of Integrity/Viking funds held by the firm's customers.  The level of payments that Integrity Funds Distributor is willing to provide to a particular authorized dealer firm may be affected by, among other factors, the firm's total assets held in and recent investments in Integrity/Viking funds, the firm's level of participation in Integrity/Viking fund sales and marketing programs, the firm's compensation program for its registered representatives who sell Integrity/Viking fund shares and provide services to Integrity/Viking fund shareholders, and the asset class of the Integrity/Viking funds for which these payments are provided.  For fiscal year 2008,2009, these payments in the aggregate were approximately 0.015____% to 0.025____% of the assets in the Integrity/Viking funds, although payments to particular authorized dealers can be significantly higher. The SAI contains additional information about these payments, including the names of the dealer firms to which the payments are expected to be made. This compensation is not reflected in the fees and expenses listed in the fee table section of this prospectus.

## SYSTEMATIC INVESTING—THE MONTHOMATIC INVESTMENT PLAN

Once you have established a Fund account, systematic investing allows you to make regular investments through automatic deductions from your bank account (the "Monthomatic Investment Plan"). Simply complete the appropriate section of the account application form or call Integrity Fund Services at 800-601-5593 for appropriate forms.

With the Monthomatic Investment Plan, you can make regular investments of $50 or more per month by authorizing Integrity Fund Services to take money out of your bank, savings and loan association or credit union ("financial institution") account. If an investor has expedited wire transfer redemption privileges with his or her Fund account for both Monthomatic Investment Plan and wire redemption programs, such investor must designate the same financial institution account for both the Monthomatic Investment Plan and wire redemption programs. If you redeem shares within 15 days after purchasing them under the Monthomatic Investment Plan and your account does not have sufficient funds, your redemption proceeds may not be sent until your account has sufficient funds, which may take up to 15 days. You can stop the withdrawals at any time by sending a written notice to Integrity Fund Services at ~~P.O.~~PO Box 759, Minot, ND 58702. The termination will become effective within seven days after Integrity Fund Services has received the request. The Fund may terminate or modify the Monthomatic Investment Plan at any time and may immediately terminate a shareholder's Monthomatic Investment Plan if any item is unpaid by the shareholder's financial institution. There is no charge for the Monthomatic Investment Plan.

## SPECIAL SERVICES

To help make investing with Integrity Funds Distributor easy and efficient, the following services are offered.

## Exchanging Shares

You may exchange shares for shares of other funds underwritten by Integrity Funds Distributor. Before requesting an exchange, review the prospectus of the fund you wish to acquire. You will not pay sales charges when exchanging between funds of the same class with identical sale charge schedules. Exchange purchases are subject to the minimum investment requirements of the fund purchased. Exchange redemptions and purchases are processed simultaneously at the share prices next determined after the exchange order is received.

If you exchange from a fund with a lower initial sales charge than the one into which you are exchanging (or from a fund with no sales charge), you will be required to pay a sales charge equal to the difference between the sales charge of the higher-load fund and the sales charge originally paid with respect to the exchanged shares. If you exchange into shares that are subject to a CDSC, for purposes of calculating the CDSC, your holding period will begin on the date you purchased the shares being exchanged.

For tax purposes, an exchange is a sale of shares, and may result in a taxable gain or loss followed by a purchase of shares of the fund into which you exchange. Special rules may apply to determine the amount of gain or loss on an exchange occurring within 90 days after the purchase of the exchanged shares.

The terms of an employee-sponsored retirement plan may affect a shareholder's right to exchange shares as described above. Please contact your plan sponsor or administrator to determine if all of the exchange options discussed above are available under your plan.

Exchanges are made upon receipt of a properly completed exchange request form or letter of instruction, both signed by all registered owners. Alternatively, you may make exchanges by telephone by calling Integrity Fund Services at 801-601-5593. The exchange privilege may be changed or discontinued at any time upon 60 days' notice to shareholders.

## Reinstatement Privilege

If you redeem Fund shares, you may reinstate all or part of your redemption proceeds within 365 days at net asset value without incurring any additional charges. If you paid a CDSC, the Fund will refund your CDSC as additional shares in proportion to the reinstatement amount of your redemption proceeds. Your holding period will also be reinstated. ~~An investor exercising this privilege a year or more after redemption will be required to complete a new account application and provide proof that the investor was a previous shareholder of the Fund.~~ If you redeemed shares in a retirement account, please review the plan document you received when you opened your account for rules and limitations if you are repurchasing shares in the same retirement account. The Fund may modify or terminate this privilege at any time. You should consult your tax adviser about the tax consequences of exercising your reinstatement privilege. The Fund must be notified that an investment is a reinstatement.

## Telephone Privileges

You will automatically receive telephone privileges when you open your account, allowing you and your investment representative to buy, sell or exchange your shares and make certain other changes to your account by phone.

For accounts with more than one registered owner, telephone privileges also allow the Fund to accept written instructions signed by only one owner for transactions and account changes that could otherwise be made by phone. For all other transactions and changes, all registered owners must sign the instructions.

As long as the Fund takes certain measures to verify telephone requests, it will not be responsible for any losses that may occur from unauthorized requests. Of course, you can decline telephone exchange or redemption privileges on your account application.

## HOW TO SELL SHARES

You may sell (redeem) your shares on any day the NYSE is open. Generally, the NYSE is closed on weekends, national holidays and Good Friday. You will receive the share price based on NAV next determined after the Fund has received your properly completed redemption request as described below. Your redemption request must be received before the close of trading for you to receive that day's price. While the Fund does not charge a redemption fee, you may be assessed a CDSC, if applicable. Telephone redemption requests by dealers or agents will not be processed unless authorized in writing by the shareholder of record.

You can sell your shares at any time by sending a written request to the Fund, c/o Integrity Fund Services, ~~Inc.~~LLC, P.O. Box 759, Minot, ND ~~58702 or~~58702. Alternatively, as long as your transaction is for $100,000 or less, you do not hold share certificates and you have not changed your address by phone within the last 15 days, you can sell your shares by telephone by calling Integrity Fund Services at 801-601-5593. In addition, you may sell your shares by placing an order to sell through your financial adviser. With signed authorization, such financial adviser may fax, telephone or mail in an order to Integrity Fund Services for the sale of shares. In addition, such financial adviser may impose a charge for processing your redemption order. It is the financial adviser's responsibility to promptly forward the redemption requests to the transfer agent for shares being redeemed to receive the next determined NAV.

To properly complete your redemption request, your request must include the following information:

- the Fund's name;

- your name and account number;

- the dollar or share amount you wish to redeem;

- the signature of each owner exactly as it appears on the account;

- the name of the person to whom you want your redemption proceeds paid (if other than to the shareholder of record);

- the address where you want your redemption proceeds sent (if other than the address of record);

- any certificates you have for the shares (signed certificate or a duly endorsed stock power); and

- any required signature guarantees.

Redemption payments may be made by check or can be sent to your bank account through the Automated Clearing House ("ACH") network. If you choose to receive proceeds via check, Integrity Fund Services will usually send the check the next business day, but in no event more than seven days after it receives your request. If you purchased your shares by check, your redemption proceeds will not be mailed until your check has cleared which may take up to 15 days from the date of purchase. Guaranteed signatures are required if you are redeeming more than $100,000, you want the check made payable to someone other than the shareholder of record or you want the check sent to another address. Signature guarantees must be obtained from a commercial bank, trust company, savings and loan association, or brokerage firm. A notary public cannot provide a signature guarantee.

You should note that the Fund reserves the right to liquidate your account (other than an IRA) upon 60 days' written notice if the value of your account falls below $1,000 for any reason other than a fluctuation in the market value of the Fund's shares. The Fund also reserves the right to redeem in-kind (that is to pay redemption proceeds in cash and portfolio securities or entirely in portfolio securities). Because you would receive portfolio securities in an in-kind redemption, you would still be subject to market risk and may incur transaction costs in selling the securities.

The Fund may suspend the right of redemption under the following unusual circumstances:

- when the NYSE is closed (other than weekends or holidays) or trading is restricted, as determined by the SEC;

- when an emergency exists, as determined by the SEC, making disposal of portfolio securities or the valuation of net assets not reasonably practicable; or

- during any period when the SEC has by order permitted a suspension of redemption for the protection of shareholders.

In case of any such suspension, you may either withdraw your request for redemption or receive payment based on the net asset value per share next determined after the termination of the suspension.

## SYSTEMATIC WITHDRAWAL PROGRAM

If the value of your Fund account is at least $5,000, you may request to have a specific amount withdrawn automatically from your account, subject to any applicable CDSC. You may elect to receive payments monthly, quarterly, semi-annually or annually. Shares will be redeemed from your account for the specified withdrawal amount plus any CDSC on approximately the first or the 25th of the applicable month. If withdrawals exceed reinvested dividends and distributions, an investor's shares will be reduced and eventually depleted. You must complete the appropriate section of the account application to participate in the Fund's Systematic Withdrawal Program. A shareholder who participates in the Monthomatic Investment Plan is ineligible to participate in the Systematic Withdrawal Program. To participate in this program, shares may not be in certificated form. You may terminate participation in the program at any time. The Fund may terminate or modify this program at any time.

# FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

## Market Timing

The Fund is designed for long-term investors and is not intended for investors that engage in excessive short-term trading activity (including purchases and sales of Fund shares in response to short-term market fluctuations) that may be harmful to the Fund, including but not limited to market timing. Short-term or excessive trading into and out of the Fund can disrupt portfolio management strategies, harm performance and increase Fund expenses for all shareholders, including long-term shareholders who do not generate these costs. The Fund may be more or less affected by short-term trading in Fund shares, depending on various factors such as the size of the Fund, the amount of assets the Fund typically maintains in cash or cash equivalents, the dollar amount, number and frequency of trades in Fund shares and other factors. Arbitrage market timing may also be attempted in funds that hold significant investments in securities and other types of investments that may not be frequently traded. There is the possibility that arbitrage market timing, under certain circumstances, may dilute the value of Fund shares if redeeming shareholders receive proceeds (and buying shareholders receive shares) based on net asset values that do not reflect appropriate fair value prices. The Fund may refuse to sell shares to market timers and will take such other actions necessary to stop excessive or disruptive trading activities, including closing an account to new purchases believed to be held by or for a market timer, and as further set out below. The Fund's Board of Directors has adopted and implemented the following policies and procedures to discourage and prevent market timing or excessive short-term trading in the Fund: (i) trade activity monitoring; (ii) restricting certain transactions; and (iii) using fair value pricing in certain instances. Each of these procedures is described in more detail below.

Although these procedures are designed to discourage excessive short-term trading, none of these procedures alone nor all of them taken together eliminate the possibility that excessive short-term trading activity in the Fund may occur. Moreover, each of these procedures involves judgments that are inherently subjective. The Investment Adviser and its agents seek to make these judgments to the best of their abilities in a manner that they believe is consistent with shareholder interests. The Fund may modify these procedures in response to changing regulatory requirements imposed by the SEC or to enhance the effectiveness of these procedures and to further restrict trading activities by market timers. Although the Fund and its service providers seek to use these methods to detect and prevent abusive trading activities, there can be no assurances that such activities can be mitigated or eliminated.

**Trade Activity Monitoring**

The Fund, the Investment Adviser and their agents monitor selected trades and flows of money in and out of the Fund in an effort to detect excessive short-term trading activities, and for consistent enforcement of the procedures. If, as a result of this monitoring, the Fund, the Investment Adviser or one of their agents believes that a shareholder has engaged in excessive short-term trading, Integrity Fund Services will, at its discretion, ask the shareholder to stop such activities or refuse to process purchases or exchanges in the shareholder's account. The Fund may reject any purchase or exchange order for any reason, without prior notice, particularly purchase or exchange orders that the Fund believes are made on behalf of market timers.

**Restrictions on Certain Transactions**

In order to prevent market timing, the Fund will impose the following restrictions:

- the Fund will restrict or refuse purchase or exchange orders, for any reason, by those persons that the Fund or Integrity Funds Distributor believes constitute excessive trading;
- the Fund will reject transactions that violate the Fund's excessive trading policies;
- in order to limit excessive exchange activity and otherwise to promote the best interests of the Fund, the Fund will monitor all redemptions that take place within 30 days of purchase; and
- the Fund will process trades received after 3:00 p.m. (Central Time) at the next business day's NAV.

However, trades transmitted through National Securities Clearing Corporation ("NSCC") that are received by Integrity Fund Services after 3:00 p.m. (Central Time) but received by the broker-dealer, bank or other financial institution transmitting the trade through NSCC before 3:00 p.m. (Central Time) are processed with the date the trade is received by such financial institution.

The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures adopted by the Fund to discourage market timing and other programmed, large, frequent, or short-term transfers. Fund shareholders should be aware that we may not have the contractual ability or the operational capacity to monitor transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers.

Investors are subject to this market timing policy whether a direct shareholder of the Fund or investing indirectly in the Fund through a financial intermediary such as a broker-dealer, a bank, an insurance company separate account, an investment adviser, an administrator or trustee of an IRS recognized tax-deferred savings plan such as a 401(k) retirement plan and a 529 college savings plan that maintains an omnibus account with the Fund for trading on behalf of its customers.

While the Fund will encourage financial intermediaries to apply the Fund's market timing trading policy to their customers who invest indirectly in the Fund, the Fund is limited in its ability to monitor the trading activity or enforce its market timing trading policy with respect to customers of financial intermediaries. For example, should it occur, the Fund may not be able to detect market timing that may be facilitated by financial intermediaries or made difficult to identify because of the omnibus accounts used by those intermediaries for aggregated purchases, exchanges and redemptions on behalf of all their customers. More specifically, unless the financial intermediaries have the ability to apply the Fund's market timing trading policy to their customers (for example, participants in a 401(k) retirement plan) through such methods as implementing short-term trading limitations or restrictions, and monitoring trading activity for what might be market timing, the Fund may not be able to determine whether or not the trading by customers of financial intermediaries is contrary to the Fund's market timing trading policy. However, under federal securities laws, funds are generally required to enter into shareholder information agreements with certain financial intermediaries that hold fund shares in "omnibus accounts" on behalf of others. Pursuant to these arrangements, the financial intermediary agrees to, among other things, provide certain information upon fund request about shareholders and transactions in these accounts to help enable funds to enforce restrictions on market timing and similar abusive transactions. The financial intermediary will also execute any instructions from the fund to restrict or prohibit purchases or exchanges by a shareholder the fund has identified as violating its market timing policies.

**Fair Value Pricing**

The Fund has fair value pricing procedures in place, which are described in the "Net Asset Value" section of this prospectus. By fair valuing a security whose price may have been affected (i) by events occurring after the close of trading in its respective market or (ii) by news after the last market pricing of the security, the Fund attempts to establish a price that it might reasonably expect to receive upon its current sale of that security. These methods are designed to help ensure that the prices at which Fund shares are purchased and redeemed are fair, and do not result in dilution of shareholder interests or other harm to shareholders. Despite best efforts, however, there is an inherent risk that the fair value may be higher or lower than the value the Fund would have received if it had sold the investment. In view of the types of securities commonly held by the Fund, the market prices at the time that the Fund determines its net asset value will normally reflect all relevant information.

## DISTRIBUTIONS

The Fund passes substantially all of its earnings from income and capital gains along to its shareholders as "distributions." The Fund pays any dividends and any capital gains at least once a year. The amount of any distributions will vary and there is no guarantee that the Fund will pay either income dividends or a capital gain distribution.

## Reinvestment Options

The Fund will automatically reinvest any dividends and capital gains distributions in additional Fund shares at net asset value unless you request distributions to be received in cash. You may change your selected method of distribution, provided such change will be effective only for distributions paid seven or more days after the transfer agent receives the written request.

Dividends that are not reinvested are paid by check or transmitted electronically to your bank account, with the same names as the account registration, using the ACH network. You may have your distribution check paid to a third party or sent to an address other than your address of record, although a signature guarantee will be required. For further information, contact Integrity Fund Services at 800-601-5593.

# FEDERAL TAX MATTERS

[To be Updated]

This section summarizes some of the main U.S. federal income tax consequences of owning shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be acquired by the Fund. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax adviser.

## Fund Status

The Fund intends to qualify as a "regulated investment company" under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

## Distributions

Fund distributions are generally taxable. The Fund intends to make distributions that may be taxed as ordinary income and capital gains, which may be taxable at different rates depending on the length of time the Fund holds its assets. After the end of each year, you will receive a tax statement that separates the Fund's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your shares. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

## Dividends Received Deduction

A corporation that owns shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the Fund from certain corporations may be designated by the Fund as being eligible for the dividends received deduction.

## Sale or Redemption of Shares

If you sell or redeem your shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your shares from the amount you receive in the transaction.

Your tax basis in your shares is generally equal to the cost of your shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your shares.

## Capital Gains and Losses and Certain Ordinary Income Dividends

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011. A portion of the capital gains dividends from the Fund may be subject to a 25% tax rate. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your share at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Ordinary income dividends received by an individual shareholder from a regulated investment company such as the Fund are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Fund itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2011. The Fund will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

## In-Kind Distributions

Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Fund securities when you redeem shares or when the Fund terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

## Exchanges

If you exchange shares of the Fund for shares of another fund, the exchange would generally be considered a sale for federal income tax purposes and any gain on the transaction may be subject to federal income tax.

## Deductibility of Fund Expenses

Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

**Buying Shares Close to a Record Date**

Buying Fund shares shortly before the record date for a taxable dividend is commonly known as "buying the dividend." The entire dividend may be taxable to you even though a portion of the dividend effectively represents a return of your purchase price.

**Foreign Tax Credit**

If the Fund invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes the Fund paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Fund paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

**Foreign Investors**

If you are a foreign investor (*i.e*., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will be characterized as dividends for federal income tax purposes (other than dividends which the Fund designates as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the Fund that are properly designated by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. In the case of dividends with respect to taxable years of the Fund beginning prior to 2010, distributions from the Fund that are properly designated by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the Fund makes certain elections and certain other conditions are met.

# NET ASSET VALUE

The price you pay for your shares is based on the Fund's net asset value ("NAV") per share that is determined as of the close of trading on each day the NYSE is open for business; shares will not be priced on days when the NYSE is closed for trading. Net asset value is calculated by taking the total value of the Fund's assets, including interest or dividends accrued but not yet collected, less all liabilities, and dividing by the total number of shares outstanding. The result, rounded to the nearest cent, is the NAV per share.

To the extent that the Fund's assets are traded in other markets on days when the Fund is not open for business, the value of the Fund's assets may be affected on those days. In addition, trading in some of the Fund's assets may not occur on days when the Fund is open for business.

The Fund's assets consist primarily of shares of the underlying funds which are valued at their respective net asset values. The underlying funds are required to value securities in their portfolios for which market quotations are readily available at their current market value (generally the last reported share price) and all other securities and assets at fair value pursuant to methods established in good faith by their boards of directors. In these cases, an underlying fund's net asset value will reflect certain portfolio securities' fair value, rather than their market price. The prospectuses for the underlying funds will explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing. With respect to underlying funds holding securities that are primarily listed on foreign exchanges, the value of the underlying fund's securities may change on days when you will not be able to purchase or sell your shares. Money market funds with portfolio securities that mature in one year or less may use the amortized cost or penny-rounding methods to value their securities. Securities having 60 days or less remaining to maturity generally are valued at their amortized costs or at original cost plus accrued interest, which approximate market value. Other assets of the Fund are valued at their current market value if market quotations are readily available and, if not available, at fair value pursuant to methods established by the Board of Directors, or its delegates.

## FUND SERVICE PROVIDERS

The custodian of the assets of the Fund is Wells Fargo Bank, N.A., Trust & Custody Solutions, 801 Nicollet Mall, Suite 700, Minneapolis, MN 55479.

Integrity Fund Services, a wholly owned subsidiary of ~~Integrity Mutual Funds~~Corridor, is the Fund's transfer agent and accounting and administrative services provider. As such, Integrity Fund Services performs data processing, pricing, accounting and other administrative services for the operation of the Fund, and the maintenance of shareholder accounts. ~~(See "Fund Management Important Information Regarding Anticipated Fund Management and Services" above regarding certain anticipated transactions and how Integrity Fund Services will be affected if they are completed.)~~

## SHAREHOLDER INQUIRIES AND MAILINGS

All inquiries regarding the Fund should be directed to:

Integrity Funds Distributor, ~~Inc.~~
~~1 Main Street North~~
LLC
PO Box 500
Minot, ND ~~58703~~
58702
Phone: 800-276-1262

All inquiries regarding account information should be directed to:

Integrity Fund Services, ~~Inc.~~
~~P.O.~~LLC
PO Box 759

Minot, ND 58702

Phone: 800-601-5593

To reduce expenses, the Fund may mail only one copy of the prospectus and each annual and semi-annual report to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents, please call Integrity Funds Distributor at 800-276-1262 (or contact your financial institution). We will begin sending you individual copies thirty days after receiving your request.

## FINANCIAL HIGHLIGHTS

**The financial highlights table is intended to help you understand the Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by ~~Brady, Martz & Associates, P.C.~~[_____], whose report, along with the Fund's financial statements are included in the Fund's annual report, which is available upon request. Further information about the Fund's performance is also contained in the Fund's latest annual or semi-annual shareholder report. You may obtain a free copy of the Fund's latest annual or semi-annual shareholder report and SAI upon request from the Fund.**

*Selected per share data and ratios for the periods indicated*

| | For The Year Ended 12/31/~~08~~09 | For The Year Ended 12/31/~~07~~08 | Year Ended 12/29/07 | For The Year Ended 12/30/~~05~~06 | For The Year Ended 12/31/~~04~~05 |
|---|---|---|---|---|---|
| NET ASSET VALUE, BEGINNING OF PERIOD | $ ~~14.23~~8.75 | $ 14.23 | $ 13.35 | $ ~~11.74~~ $ ~~10.95~~11.74 | $ ~~10.01~~10.95 |
| **Income (loss) from investment operations:** | | | | | |
| Net investment income (loss) | $ .00 | $ .00 | $ .05 | $ ~~.05~~ $ ~~(.04)~~.05 | $ (.04) |
| Net realized and unrealized gain (loss) on ~~investment transactions~~investments | ~~(5.47)~~2.80 | (5.47) | .86 | ~~1.61~~ ~~.83~~1.61 | ~~.98~~.83 |
| Total ~~income (loss)~~ from investment operations | $ ~~(5.47)~~2.80 | $ (5.47) | $ .91 | $ ~~1.66~~ $ ~~.79~~1.66 | $ ~~.94~~.79 |
| **Less Distributions:** | | | | | |
| Dividends from net investment income | $ ~~(.01)~~00 | $ (.01) | $ (.03) | $ ~~(.05)~~ $ ~~(.00)~~05 | $ .00 |
| Distributions from net realized gains | .00 | .00 | .00 | ~~.00~~ .00 | .00 |
| Returns of capital | .00 | .00 | .00 | .00 | .00 |
| Total distributions | $ ~~(.01)~~00 | $ (.01) | $ (.03) | $ ~~(.05)~~ $ ~~(.00)~~05 | $ .00 |
| NET ASSET VALUE, END OF PERIOD | $ ~~8.75~~11.55 | $ 8.75 | $ 14.23 | $ ~~13.35~~ $ ~~11.74~~13.35 | $ ~~10.95~~11.74 |
| Total Return[1] | ~~(38.45~~32.03%~~)~~[2] | ~~6.85%[2]~~(38.45%) | 6.85% | ~~7.21~~14.12%[1] | ~~9.39~~7.21%[1] |
| **RATIOS/SUPPLEMENTAL DATA** | | | | | |
| Net assets, end of period (in thousands) | $ ~~6,071~~8,452 | $ 6,071 | $ 13,483 | $ ~~9,890~~ $ ~~6,029~~9,890 | $ ~~6,517~~6,029 |
| Ratio of net expenses ~~(after expense assumption)~~ to average net assets after waivers[2] | 1.65%[3] | 1.65%[3] | 1.65% | 1.65%[3] | ~~1.60~~1.65%[3] |
| Ratio of expenses to average net assets before waivers | 2.67% | 2.33% | 2.10% | 2.51% | 2.63% |
| Ratio of net investment income to average net assets | ~~(0.02~~0.03%~~)~~ | ~~0.34~~(0.02%) | 0.34% | ~~(0.33~~0.51%~~)~~ | ~~(0.39~~0.33%) |
| Portfolio turnover rate | ~~2.46~~16.36% | ~~19.38~~2.46% | 19.38% | ~~1.65~~16.47% | ~~24.84~~1.65% |

[1] Excludes any applicable CDSC.

~~(1)This figure excludes the contingent deferred sales charge of 1.50%.~~

~~(2)This figure excludes the contingent deferred sales charge of 3.00%.~~

~~(3)During the periods indicated above, Integrity Mutual Funds assumed and/or waived expenses of $70,782, $59,296, $59,230, $61,165, and $57,412, respectively. If the expenses had not been assumed and/or waived, the annualized ratio of total expenses to average net assets would have been 2.33%, 2.10%, 2.51%, 2.63%, and 2.47%, respectively.~~

[2] This row reflects the impact, if any, of fee waivers by the then-current investment adviser and/or affiliated service providers.

Total return represents the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions.

**INTEGRITY FUND OF FUNDS, INC.**

1 Main Street North • Minot, ND 58703 • 701-852-5292
~~P.O.~~ PO Box 500 • Minot, ND 58702
PO Box 759 • Minot, ND 58702
800-276-1262 • Marketing • Fax 701-838-4902
800-601-5593 • Transfer Agent • Fax 701-852-2548

**Investment Adviser**
~~Integrity Money~~ Viking Fund Management, ~~Inc.~~
~~1 Main Street North~~ LLC
PO Box 500
Minot, ND ~~58703~~ 58702

**Principal Underwriter**
Integrity Funds Distributor, ~~Inc.~~
~~1 Main Street North~~ LLC
PO Box 500
Minot, ND ~~58703~~ 58702

**Custodian**
Wells Fargo Bank, NA
Trust & Custody Solutions
801 Nicollet Mall, Suite 700
Minneapolis, MN 55479

**Transfer Agent**
Integrity Fund Services, ~~Inc.~~
~~P.O.~~ LLC
PO Box 759
Minot, ND 58702

**Independent Accountant**
~~Brady, Martz & Associates, P.C.~~
~~24 West Central Avenue~~
~~Minot, ND 58701~~ [_____]

**Legal Counsel**
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

**INTEGRITY FUND OF FUNDS, INC.**

Several additional sources of information are available to you. The SAI, incorporated by reference into this prospectus, contains detailed information on the Fund's policies and operation. Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year. Call Integrity Funds Distributor at 800-276-1262 to request a free copy of any of these materials or other Fund information or to make inquiries, or visit our website at www.~~integrityfunds~~integrityvikingfunds.com, which contains copies of the prospectus, SAI and annual and semi-annual reports.

Information about the Fund (including the SAI) can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-~~942-~~551-8090. Reports and other information about the Fund are also available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington D.C. 20549-~~0102.~~1520.

Integrity ~~Mutual~~ ~~Funds~~
~~1~~ ~~Main~~ ~~Street~~ ~~North~~
Funds Distributor, LLC
PO Box 500
Minot, North Dakota ~~58703~~
58702
800-276-1262

The Fund's SEC File No.: 811-08824

# PRIVACY POLICY

Integrity Mutual Funds, Inc. understands your concerns about safeguarding information about you and your account(s) and considers the privacy of our shareholders to be of fundamental importance. We have established the following standards to safeguard the personal and confidential information you entrust to us.

1. **Collection of Information**

   While we do not sell any nonpublic personal information about our customers to third parties, we do collect and retain such information about you including:
   - information from applications or other forms, such as you and your spouse's names, occupations, street address and social security numbers;
   - information regarding your financial position, investment experience and objectives; and
   - information about your transactions with us, our affiliates, or others, such as your account balance and transaction detail.

2. **Disclosure of Information**

   Disclosure of nonpublic personal information to affiliates is often necessary to conduct our business. We have also disclosed such information to third parties as permitted by law. Some instances when we have provided information to non-affiliates include:
   - disclosing information necessary to process and service account transactions that you authorize;
   - disclosing your name and address to third parties who assist with mailing fund-related materials such as shareholder reports; and
   - disclosing information as required by regulatory or law enforcement agencies or with others as permitted by law.

3. **Confidentiality and Security**

   We maintain physical, electronic and procedural safeguards to ensure the integrity of your personal information.

4. **Limited Access to Information**

   Access to your nonpublic personal information is limited to authorized employees, affiliates and third parties. The information will then only be used for authorized purposes such as maintaining or servicing your account(s) or as otherwise permitted by law.

5. **Further Information**

   If you have any questions about our privacy policy, please call us at 800-276-1262.

**This is not part of the Prospectus.**

SUBJECT TO COMPLETION

# ~~Statement of Additional Information~~

~~May 1, 2009~~

# ~~INTEGRITY FUND OF FUNDS, INC.~~

~~1 Main Street North~~
~~Minot, North Dakota 58703~~
~~701-852-5292~~
~~800-601-5593 • Transfer Agent~~
~~800-276-1262 • Marketing~~

~~This Statement of Additional Information ("SAI") is not a prospectus, but it should be read in conjunction with the Prospectus of Integrity Fund of Funds, Inc. (the "Fund"), dated May 1, 2009 (the "Prospectus"). The Prospectus may be obtained without charge from the Fund by writing to the above address or calling 800-276-1262. In addition, the audited financial statements for the Fund's most recent fiscal year appear in the Fund's annual report and such financial statements are incorporated herein by reference. A copy of the annual report may be obtained without charge by writing to the above address or calling 800-276-1262.~~

~~2753691.01.01.~~2753691.01.10.doc
1506583


*Investments For Your World*

# Statement of Additional Information
## May 1, 2010

## INTEGRITY FUND OF FUNDS, INC.
### (TICKER: IFOFX)

---

P.O. Box 500
Minot, North Dakota 58702
701-852-5292
800-601-5593 • Transfer Agent
800-276-1262 • Marketing

This Statement of Additional Information ("SAI") is not a prospectus, but it should be read in conjunction with the Prospectus of Integrity Fund of Funds, Inc. (the "Fund"), dated May 1, 2010 (the "Prospectus"). The Prospectus may be obtained without charge from the Fund by writing to the above address or calling 800-276-1262. In addition, the audited financial statements for the Fund's most recent fiscal year appear in the Fund's annual report and such financial statements are incorporated herein by reference. A copy of the annual report may be obtained without charge by writing to the above address or calling 800-276-1262.

---

# TABLE OF CONTENTS

# TABLE OF CONTENTS

# HISTORY OF THE FUND

Integrity Fund of Funds, Inc. (the "Fund") was incorporated under the laws of the State of North Dakota on June 1, 1994, and commenced operations on January 1, 1995.

# INVESTMENT OBJECTIVE, POLICIES, AND RESTRICTIONS OF THE FUND

## Investment Objective

The Fund is an open-end, diversified management investment company, registered as such under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund's objective is long-term capital appreciation and growth of income. Current income is a secondary objective of the Fund. The Fund seeks to achieve its objective by investing primarily in a diversified group of other open-end investment companies ("underlying funds") and exchange-traded funds ("ETFs") that, in turn, invest principally in equity securities. The Fund will invest in approximately 15 to 50 underlying funds that invest primarily in common stock and that seek long-term capital appreciation and growth of income, with current income of secondary importance.

Whenever ~~Integrity Money~~Viking Fund Management, ~~Inc.~~LLC (the "Investment Adviser" or "~~Integrity Money~~Viking Management") believes such funds offer a potential for capital appreciation, the Fund may invest in underlying funds that invest primarily in long- or short-term bonds and other fixed income securities such as securities issued, guaranteed, or insured by the U.S. Government, its agencies and instrumentalities, commercial paper, preferred stock, convertible preferred stock, or convertible debentures.

The Investment Adviser exercises broad discretion in choosing which underlying funds to include in the Fund's portfolio. The Fund intends to invest only in underlying funds that qualify for treatment as a regulated investment company ("RIC") under the Internal Revenue Code of 1986, as amended. If an underlying fund fails to qualify as a RIC, it may be subject to federal income tax. No assurance can be given that an underlying fund will qualify as a RIC. However, the Fund will promptly dispose of any shares in its portfolio that have been issued by an underlying fund that failed to qualify as a RIC.

The Fund may acquire shares of underlying funds regardless of whether such funds impose sales loads of various kinds or have 12b-1 or other distribution plans or expenses. However, whenever possible, the Fund will purchase shares pursuant to arrangements which provide for: (1) quantity discounts, under which lower front-end loads are available for substantial minimum purchases; (2) letters of intent, permitting reduced front-end loads by aggregating intended purchases over time; (3) rights of accumulation, permitting reduced front-end loads for purchases of additional shares of the underlying fund; and (4) rights to obtain reduced front-end sales loads by aggregating purchases of several funds within a family of funds.

Rules adopted by the Securities and Exchange Commission ("SEC") allow funds to elect to make redemptions either in part or entirely in securities from their portfolios ("in-kind" redemptions) in place of cash under certain circumstances. If the Fund acquires in-kind securities from an underlying fund that has exercised such an election, the Fund may hold the securities until the Investment Adviser decides to sell them. The Fund will likely incur additional expenses in connection with the sale of any securities acquired as a result of an in-kind redemption.

In addition to the foregoing, the 1940 Act imposes certain conditions on funds that invest in other funds. For example, a fund and its affiliated persons may not purchase or otherwise acquire more than 3% of the total outstanding shares of another fund. Consequently, the Fund may have to forego what the Investment Adviser deems to be an advantageous purchase because of this restriction. In addition, the 1940 Act provides that a mutual fund whose shares are purchased by the Fund is obligated to redeem shares held by the Fund only in an amount up to 1% of the underlying mutual fund's outstanding securities during any period of less than 30 days.

Finally, the 1940 Act requires that the Fund either seek instructions from its shareholders regarding the voting of proxies with respect to securities of underlying funds it holds and vote the proxies in accordance with such instructions or vote such shares in the same proportion as the vote of all other holders of such securities. The Fund will vote the shares in the same proportion as the vote of all other shareholders.

The Fund may purchase and sell stock index futures contracts and options on such futures in accordance with its investment objective and policies for hedging purposes and not for speculation. For additional information, see "Investment Policies and Practices of Underlying Funds and Related Risks—Futures Contracts", "Options on Futures Contracts", "Options Activities", and "Hedging" below.

Pursuant to regulations and/or published positions with the SEC, when purchasing a futures contract, writing a put option, or entering into a delayed delivery purchase ("derivatives"), the Fund may be required to segregate permissible liquid assets to cover its obligations relating to these transactions. To maintain this required cover, the Fund may have to sell portfolio securities at disadvantageous prices or times since it may not be possible to liquidate a derivative position at a reasonable price. In addition, the segregation of such assets will have the effect of limiting the Fund's ability otherwise to invest those assets.

Hedging is a means of transferring risk that an investor does not wish to assume during an uncertain market environment. The Fund is permitted to enter into these transactions solely to hedge against changes in the market value of portfolio securities and against changes in the market value of securities that the Fund holds or intends to purchase. All hedging transactions must be appropriate for reduction of risk and they cannot be for speculation.

The Fund may engage in transactions in futures contracts and options on futures contracts. The Fund may purchase and sell futures contracts and options thereon only to the extent that such activities are consistent with the requirements of General Regulations Section 4.5 ("Rule 4.5") promulgated under the Commodity Exchange Act, as amended (the "CEA"), by the Commodity Futures Trading Commission (the "CFTC"), under which the Fund is excluded from the definition of a "commodity pool operator." Under Rule 4.5, a fund may engage in futures transactions without limitation, if the fund (1) makes the following disclosure in writing to each participant, whether existing or prospective; (2) submits to such special calls as the CFTC may make to require the Fund to demonstrate compliance with Rule 4.5(c); and (3) files a notice of eligibility under Rule 4.5 with the National Futures Association ("NFA"). The required disclosure that the Fund is making in its Prospectus, dated on or after the date of this SAI, is as follows:

> *The Fund is managed by the Investment Adviser, which has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodity Exchange Act, as amended ("CEA"), and therefore, who is not subject to registration or regulation as a commodity pool operator under the CEA.*

The Fund has filed under Rule 4.5 with the NFA the requisite notice of eligibility, or a supplemental notice of eligibility to its previously filed notice of eligibility to complete or accurately update such notice, if necessary.

Although the Fund invests primarily in shares of underlying funds, for temporary defensive purposes or to accumulate cash for investments or redemptions, the Fund may hold cash or invest in money market mutual funds or in a variety of short-term debt securities, including U.S. Treasury Bills and other U.S. Government securities, commercial paper, certificates of deposit, and bankers' acceptances. When the Fund invests for temporary defensive purposes, it may do so without any percentage limitations. The Fund may not achieve its investment objective during periods when it has taken such a temporary defensive position. In addition, the Fund may from time to time invest a significant portion of its assets in shares of money market mutual funds and/or short-term fixed income securities for cash management purposes.

The following information supplements that in the Prospectus under "~~How Investments are Selected—Temporary~~ Additional Information—Investment ~~and Cash Management~~Objectives, Principal Investment Strategies~~"~~ and "~~Other Fund Policies~~Related Risks."

## U.S. Government Securities

The Fund may invest in obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities that have remaining maturities not exceeding one year. Agencies and instrumentalities that issue or guarantee debt securities and that have been established or sponsored by the U.S. Government include the Export–Import Bank, the Federal Farm Credit System, the Federal Home Loan Banks, the Federal Home Loan Mortgage Corporation, the Federal Intermediate Credit Banks, the Federal Land Banks, the Federal National Mortgage Association, and the Student Loan Marketing Association.

## Bank Obligations

The Fund may invest in obligations of U.S. banks (including certificates of deposit and bankers' acceptances) having total assets at the time of purchase in excess of $100 million. Such banks must be members of the Federal Deposit Insurance Corporation.

A certificate of deposit is an interest-bearing negotiable certificate issued by a bank against funds deposited in the bank. A bankers' acceptance is a short-term draft drawn on a commercial bank by a borrower, usually in connection with an international commercial transaction. Although the borrower is liable for payment of the draft, the bank unconditionally guarantees to pay the draft at its face value on the maturity date.

## Commercial Paper

Commercial paper represents short-term unsecured promissory notes issued in bearer form by bank holding companies, corporations, and finance companies. The commercial paper purchased by the Fund consists of direct obligations of domestic issuers which, at the time of investment, are (i) rated "P-1" by Moody's Investors Service, Inc. ("Moody's"), or "A-1" or better by Standard & Poor's Ratings Services ("Standard & Poor's"), (ii) issued or guaranteed as to principal and interest by issuers or guarantors having an existing debt security rating of "Aa" or better by Moody's or "AA" or better by Standard & Poor's, or (iii) securities which, if not rated, are, in the opinion of the Investment Adviser, of an investment quality comparable to rated commercial paper in which the Fund may invest.

The rating "P-1" is the highest commercial paper rating assigned by Moody's, and the ratings "A-1" and "A-1+" are the highest commercial paper ratings assigned by Standard & Poor's. Debt rated "Aa" or better by Moody's is generally regarded as high quality and a rating of "AA" or better by Standard & Poor's generally indicates that an obligor's ability to meet its financial commitment on the obligation is very strong.

## Investment Policies and Restrictions

## Fundamental Investment Policies

The Fund has adopted certain fundamental investment policies which cannot be changed without approval by holders of a majority of its outstanding voting securities. More specifically, these fundamental investment policies cannot be changed unless the change is approved by the lesser of (1) 67% or more of the voting securities present at a meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy, or (2) more than 50% of the outstanding voting securities of the Fund. These fundamental policies provide that the Fund may not:

1. Purchase securities of any one issuer if as a result more than 5% of the Fund's total assets would be invested in such issuer or the Fund would own or hold more than 10% of the outstanding voting securities of that issuer; provided, however, that up to 25% of the Fund's total assets may be invested without regard to this limitation and provided further that this limitation does not apply to securities issued by the U.S. Government, its agencies or instrumentalities, nor to securities issued by other open-end investment companies.

2. Make loans, except in accordance with its investment objective and policies.

3. Purchase or acquire commodities or commodity contracts, except that the Fund may purchase and sell stock index futures contracts and options thereon for hedging purposes.

4. Purchase the securities of an issuer if one or more of the Directors or Officers of the Fund individually owns more than 1/2 of 1% of the outstanding securities of such issuer and together beneficially own more than 5% of such securities.

5. Underwrite securities issued by others, except to the extent that the Fund may be deemed to be an underwriter under the federal securities laws in connection with the disposition of portfolio securities.

6. Issue senior securities as defined in the 1940 Act, except as appropriate to evidence indebtedness that the Fund is permitted to incur, provided that the Fund's use of stock index futures contracts and options thereon will not be deemed to constitute senior securities for this purpose.

7. Borrow money except from a bank and then only for temporary or emergency purposes and in amounts not exceeding the lesser of 10% of its total assets valued at cost or 5% of its total assets valued at market, and, in any event, only if immediately thereafter there is an asset coverage of at least 300%. The Fund will not purchase portfolio securities when outstanding borrowings exceed 5% of the total assets. The Fund may mortgage, pledge, or hypothecate its assets in an amount not exceeding 10% of its total assets to secure temporary or emergency borrowing.

8. Invest in real estate or real estate mortgage loans, although it may invest in securities that are secured by real estate and securities of issuers that invest or deal in real estate.

In addition to the foregoing, under its fundamental investment policies, the Fund will invest at least 25% of its total assets in shares of underlying funds and may invest up to 25% of its total assets in any one underlying fund. The Fund may not invest more than 25% of its total assets in the securities of companies in the same industry or in securities of underlying funds that concentrate (*i.e.*, invest 25% or more of total assets) in any one industry. Nevertheless, through its investment in underlying funds, the Fund may invest more than 25% of its assets in one industry. Moreover, as a non-fundamental investment policy, under normal circumstances the Fund invests at least 80% of its assets in shares of registered open-end investment companies; as a non-fundamental policy, this policy may be changed by the Board of Directors without shareholder approval.

Notwithstanding any other investment policy or restriction, the Fund may seek to achieve its investment objectives by investing all or substantially all of its assets in another investment company having substantially the same investment objectives and policies as the Fund.

Notwithstanding the foregoing investment restrictions, the underlying funds in which the Fund may invest have adopted certain investment restrictions that may be more or less restrictive than those listed above, which may permit the Fund to engage in investment strategies indirectly that are prohibited under the investment restrictions listed above. The investment restrictions of an underlying fund are located in the Statement of Additional Information of that underlying fund.

## Non--Fundamental Policies

The Fund has adopted the following non--fundamental policies which may be changed by the Board of Directors without a shareholder vote. As non--fundamental policies the Fund may not:

1. Purchase or retain the securities of any issuer if any one or more of the officers or directors of the Fund or ~~Integrity Money~~Viking Management individually owns beneficially more than 1/2 of 1% of the securities of such issuer and together own more than 5% of the securities of such issuer.

2. Purchase securities of any closed--end investment company or any investment company the shares of which are not registered with the SEC.

3. Invest more than 15% of its net assets in illiquid securities, including securities that at the time of such investment are not readily marketable, and securities restricted as to disposition under federal securities laws.

4. Invest for the purpose of exercising control over or management of another issuer.

5. Make short sales of securities.

6. Invest in interests in oil, gas or other mineral exploration or development programs, although it may invest in securities of issuers that invest in or sponsor such programs.

With the exception of the Fund's policy with respect to borrowing, any policy or restriction that involves a maximum percentage of securities or assets will not be considered to be violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition of securities or assets of, or borrowing by, the Fund. Changes due to market action will not cause a violation of a policy or restriction.

## INVESTMENT POLICIES AND PRACTICES OF UNDERLYING FUNDS AND RELATED RISKS

The underlying funds in which the Fund invests have their own investment objectives, policies, practices, and techniques, any one or all of which may subject their assets to varying degrees of risk. For example, the underlying funds in which the Fund invests may be authorized to invest up to 100% of their assets in securities of foreign issuers and engage in foreign currency transactions with respect to these investments; invest up to 15% of their assets in illiquid securities; lend their portfolio securities; sell securities short; borrow money in amounts up to 33 1/3% of their assets for leverage purposes; write or purchase call or put options on securities or financial indexes; invest up to 100% of their assets in master demand notes; enter into futures contracts and options on futures contracts; trade their portfolios aggressively, which results in higher brokerage commissions and increased realization of capital gains; invest in start--up and unproven companies; invest up to 100% of their assets in junk bonds; and engage in any number of other investment practices and techniques that involve greater risk. In addition, as a shareholder of another investment company, the Fund would bear, along with other shareholders, its pro rata portion of that company's expenses, including advisory and administrative fees. These expenses would be in addition to the advisory and other expenses that the Fund bears directly in connection with its own operations. Therefore, it may be more costly for the Fund to own shares of another investment company than to own directly the underlying securities owned by such company. Investment companies in which the Fund may invest also may impose a sales or distribution charge in connection with the purchase or redemption of their shares and other types of commissions or charges. Such charges will be payable by the Fund and, therefore, will be borne by shareholders.

Set forth below is additional information with respect to the types of securities and investment techniques of the underlying funds and the risks involved in certain of these practices and techniques.

## Convertible Securities

Certain preferred stocks and debt securities that may be held by an underlying fund have conversion features allowing the holder to convert securities into another specified security (usually common stock) of the same issuer at a specified conversion ratio (*e.g.,* two shares of preferred for one share of common stock) at some specified future date or period. The market value of convertible securities generally includes a premium that reflects the conversion right. That premium may be negligible or substantial. To the extent that any preferred stock or debt security remains unconverted after the expiration of the conversion period, the market value will fall to the extent represented by that premium.

## Foreign Investments

An underlying fund may invest all or a portion of its assets in foreign securities. Investing in securities of non-U.S. companies, which are generally denominated in foreign currencies, and utilization of forward foreign currency exchange contracts and other currency hedging techniques involve certain considerations comprising both opportunity and risk not typically associated with investing in U.S. dollar-denominated securities. Risks unique to international investing include:

1. Restrictions on foreign investment and on repatriation of capital;

2. Fluctuations in currency exchange rates;

3. Cost of converting foreign currency into U.S. dollars;

4. Price volatility and less liquidity;

5. Settlement practices, including delays, which may differ from those customary in U.S. markets;

6. Exposure to political and economic risks, including the risk of nationalization, expropriation of assets, and war;

7. Possible imposition of foreign taxes and exchange control and currency restrictions;

8. Lack of uniform accounting, auditing, and financial reporting standards;

9. Less governmental supervision of securities markets, brokers, and issuers of securities;

10. Less financial information available to investors;

11.  Difficulty in enforcing legal rights outside the U.S.; and

12.  Higher costs, including custodial fees.

These risks are often heightened for investments in emerging or developing countries.

## Foreign Currency Transactions

An underlying fund may enter into forward contracts to purchase or sell an agreed-upon amount of a specific currency at a future date that may be any fixed number of days from the date of the contract agreed upon by the parties at a price set at the time of the contract. Under such an arrangement, a fund would, at the time it enters into a contract to acquire a foreign security for a specified amount of currency, purchase with U.S. dollars the required amount of foreign currency for delivery at the settlement date of the purchase; the underlying fund would similarly enter into forward currency transactions in connection with the sale of foreign securities. The effect of such transactions would be to fix a U.S. dollar price for the security to protect against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the foreign currency during the period between the date the security is purchased or sold and the date on which payment is made or received (usually three to 14 days). While forward contracts tend to minimize the risk of loss due to a decline in the value of the currency involved, they also tend to limit any potential gain that might result if the value of such currency were to increase during the contract period.

## Temporary Defensive Position

An underlying fund may temporarily hold all or a portion of its assets in short-term obligations such as bank debt instruments (certificates of deposit, bankers' acceptances and time deposits), money market mutual funds, commercial paper, U.S. Government obligations having a maturity of less than one year or repurchase agreements. An underlying fund may not achieve its investment objective during periods when it has taken such a temporary defensive position.

## Futures Contracts

An underlying fund may enter into futures contracts for the purchase or sale of debt securities and financial indexes. A futures contract is an agreement between two parties to buy and sell a security or an index for a set price on a future date. Futures contracts are traded on designated "contract markets" which, through their clearing corporations, guarantee performance of the contracts.

Generally, if market interest rates increase, the value of outstanding debt securities declines (and vice versa). Entering into a futures contract for the sale of securities has an effect similar to the actual sale of securities, although sale of the futures contract might be accomplished more easily and quickly. For example, if an underlying fund holds long-term U.S. Government securities and it anticipates a rise in long-term interest rates, it could, in lieu of disposing of its portfolio securities, enter into futures contracts for the sale of similar long-term securities. If rates increased and the value of the underlying fund's portfolio securities declines, the value of the underlying fund's futures contracts would increase, thereby protecting the fund by preventing the net asset value from declining as much as it otherwise would have. Similarly, entering into futures contracts for the purchase of securities has an effect similar to the actual purchase of the underlying securities but permits the continued holding of securities other than the underlying securities. For example, if the underlying fund expects long-term interest rates to decline, it might enter into futures contracts for the purchase of long-term-securities so that it could gain rapid market exposure that may offset the anticipated increase in the cost of securities it intends to purchase while continuing to hold higher-yield short-term securities or waiting for the long-term market to stabilize.

A financial index futures contract may be used to hedge an underlying fund's portfolio with regard to market risk as distinguished from risk related to a specific security. A financial index futures contract does not require the physical delivery of securities, but merely provides for profits and losses resulting from changes in the market value of the contract to be credited or debited at the close of each trading day to the respective accounts of the parties to the contract. On the contract's expiration date, a final cash settlement occurs. Changes in the market value of a particular financial index futures contract reflect changes in the specified index of securities on which the future is based.

There are several risks in connection with the use of futures contracts. In the event of an imperfect correlation between the futures contract and the portfolio position that is intended to be protected, the desired protection may not be obtained and the underlying fund may be exposed to risk of loss. Further, unanticipated changes in interest rates or stock price movements may result in a poorer overall performance for the underlying fund than if it had not entered into the futures contracts.

In addition, the market prices of futures contracts may also be affected by certain factors. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions, which could distort the normal relationship between the securities and futures markets. Second, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may also cause temporary price distortions.

Finally, positions in futures contracts may be closed out only on an exchange or board of trade that provides a secondary market for such futures. There is no assurance that a liquid secondary market on an exchange or board of trade will exist for any particular contract or at any particular time.

## Options on Futures Contracts

An underlying fund may also purchase and sell listed put and call options on futures contracts. An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put), at a specified exercise price at any time during the option period. When an option on a futures contract is exercised, cash representing the difference between the current market price of the futures contract and the exercise price of the option accompanies delivery of the futures position. The underlying fund may also purchase put options on futures contracts in lieu of, and for the same purpose as, a sale of a futures contract. In addition, an underlying fund may purchase such put options in order to hedge a long position in the underlying futures contract in the same manner as it purchases "protective puts" on securities.

As with options on securities, the holder of an option may terminate the position by selling an option of the same series. There is, however, no guarantee that such a closing transaction can be effected. An underlying fund is required to deposit initial and maintenance margin with respect to put and call options on futures contracts written by it pursuant to brokers' requirements similar to those applicable to futures contracts described above and, in addition, net option premiums received will be included as initial margin deposits.

In addition to the risks that apply to all options transactions (as discussed below under "Options Activities"), there are several specific risks that relate to options on futures contracts. The ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid secondary market. It is not certain that this market will develop. In comparison with the use of futures contracts, the purchase of options on futures contracts involves less potential risk to the underlying fund because the maximum amount of risk is the premium paid for the option plus transaction costs. There may, however, be circumstances when the use of an option on a futures contract would result in a loss to an underlying fund when the use of a futures contract would not, such as when there is no movement in the prices of the underlying securities. Writing an option on a futures contract involves risks similar to those arising in the sale of futures contracts, as described above.

# Options Activities

An underlying fund may write (*i.e.*, sell) and purchase put and call options on securities and securities indexes.

A put option on a security gives the purchaser of the option the right (but not the obligation) to sell, and the writer of the option the obligation to buy, the underlying security at a stated price (the "exercise price") at any time before the option expires. When an underlying fund purchases a put, it pays a premium in return for the right to sell the underlying security at the exercise price at any time during the option period. A call option on a security gives the purchaser the right (but not the obligation) to buy, and the writer the obligation to sell, the underlying security at the exercise price at any time before the option expires. The purchase price for a put or call option is the "premium" paid by the purchaser for the right to sell or buy.

Options on indexes are similar to options on securities except that, rather than the right to take or make delivery of a specific security at a stated price, an option on an index gives the holder the right to receive, upon exercise of the option, a defined amount of cash if the closing value of the index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option.

## Writing Options

The principal reason for writing call or put options is to obtain, through the receipt of premiums, a greater current return than would be realized on the underlying securities alone. By writing a call option, a fund becomes obligated during the term of the option to deliver the securities underlying the option upon payment of the exercise price if the option is exercised. By writing a put option, a fund becomes obligated during the term of the option to purchase the securities underlying the option at the exercise price if the option is exercised. Options securities indexes are settled in cash based on the values of the securities in the underlying index rather than by delivery of the underlying securities.

Underlying funds receive premiums from writing call or put options, which they retain whether or not the options are exercised. If a call option written by an underlying fund is exercised, the fund will forgo any gain from an increase in the market price of the underlying security over the exercise price. If a put option written by an underlying fund is exercised, the fund will be obligated to purchase the underlying security for more than its current market price.

## Purchasing Options

Underlying funds generally will purchase put options in order to protect portfolio holdings against a substantial decline in the market value of such holdings. Such protection is provided during the life of a put because a fund may sell the underlying security at the put exercise price, regardless of a decline in the underlying security's market price. Underlying funds generally will purchase a call option for the purpose of hedging against an increase in prices of securities that the funds ultimately want to buy. Such protection is provided during the life of the call option because the fund may buy the underlying security at the call exercise price regardless of any increase in the underlying security's market price. An underlying fund's loss exposure in purchasing an option is limited to the sum of the premium paid and the commission or other transaction expenses associated with acquiring the option.

An underlying fund's option positions may be closed out only on an exchange that provides a secondary market for options of the same series, but there can be no assurance that a liquid secondary market will exist at a given time for any particular option.

# Hedging

An underlying fund may employ many of the investment techniques described herein not only for investment purposes, but also for hedging purposes. For example, an underlying fund may purchase or sell put and call options on common stocks to hedge against movements in individual common stock prices or purchase and sell stock index futures and related options to hedge against market wide movements in common stock prices. Although such hedging techniques tend to minimize the risk of loss that is hedged against, they also may limit the potential gain that might have resulted had the hedging transaction not occurred. Also, the desired protection generally resulting from hedging transactions may not always be achieved.

## Junk Bonds

Bonds rated BB and below by Standard and Poor's and Ba and below by Moody's (see "Appendix A—Description of Short‑Term and Long‑Term Debt Ratings") are commonly known as "junk bonds" or "high yield bonds." Investing in junk bonds involves special risks in addition to the risks associated with investments in higher rated debt securities. Junk bonds may be regarded as predominately speculative with respect to the issuer's continuing ability to meet principal and interest payments.

Junk bonds may be more susceptible to real or perceived adverse economic and competitive industry conditions than higher‑grade securities. The prices of junk bonds may be less sensitive to interest rate changes than more highly rated investments but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in junk bond prices, because the advent of a recession could lessen the ability of a highly leveraged company to make principal and interest payments on its debt securities. If the issuer of junk bonds defaults, an underlying fund may incur additional expenses to seek recovery. In the case of junk bonds structured as zero coupon or payment‑in‑kind securities, the market prices of such securities are affected to a greater extent by interest rate changes and, therefore, tend to be more volatile than securities that pay interest periodically and in cash.

The secondary markets on which junk bonds are traded may be less liquid than the market for higher‑grade securities. Less liquidity in the secondary trading markets could adversely affect and cause large fluctuations in the daily net asset value of an underlying fund's shares. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of junk bonds, especially in a thinly traded market.

There may be special tax considerations associated with investing in junk bonds structured as zero coupon or payment‑in‑kind securities. An underlying fund records the interest on these securities as income even though it receives no cash interest until the security's maturity or payment date. An underlying fund will be required to distribute all or substantially all such amounts annually and may have to obtain the cash to do so by selling securities that it would otherwise continue to hold. Shareholders will be taxed on these distributions.

The use of credit ratings as the sole method of evaluating junk bonds can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of junk bonds and an issuer's current financial condition may be better or worse than a rating indicates. In addition, ratings are not absolute standards of credit quality; consequently, debt securities with the same maturity, duration, coupon and rating may have different yields. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was last rated.

## Illiquid and Restricted Securities

An underlying fund may invest in securities for which there are no readily available markets ("illiquid securities"), including repurchase agreements having more than seven days to maturity. A considerable period of time may elapse between an underlying fund's decision to dispose of such securities and the time when the fund is able to dispose of them, during which time the value of the securities (and therefore the value of the underlying fund's shares held by the Fund) could decline.

## Industry Concentration

An underlying fund may concentrate its investments within one industry. Accordingly, such fund bears the investment risk from economic, political or regulatory changes that could adversely affect issuers in that industry and therefore the value of such underlying fund's investment portfolio.

## Leverage through Borrowing

An underlying fund may borrow up to 33 1/3% of the value of its total assets on an unsecured basis from banks to increase its holdings of portfolio securities. Under the 1940 Act, a fund is required to maintain continuous asset coverage of 300% with respect to such borrowings and to sell (within three days) sufficient portfolio holdings in order to restore such coverage if it should decline to less than 300% due to market fluctuation or otherwise even if disadvantageous from an investment point of view. Leveraging will exaggerate the effect of any increase or decrease in the value of portfolio securities on the underlying fund's net asset value, and money borrowed will be subject to interest costs that may include commitment fees and/or the cost of maintaining minimum average balances that may or may not exceed the interest or dividends received from, or appreciation of, the securities purchased with borrowed funds.

## Loans of Portfolio Securities

An underlying fund may lend its portfolio securities provided that:

1. The loan is continuously secured by collateral consisting of U.S. Government securities or cash or cash equivalents maintained on a daily mark-to-market basis in an amount at least equal to the current market value of the securities loaned;

2. The underlying fund may at any time call the loan and obtain the return of the securities loaned;

3. The underlying fund will receive any interest or dividends paid on the loaned securities; and

4. The aggregate market value of the securities loaned will not at any time exceed one-third of the total assets of the underlying fund.

Loans of securities by an underlying fund involve a risk that the borrower may fail to return the securities or may fail to provide additional collateral.

## Master Demand Notes

Although the Fund itself will not do so, an underlying fund (particularly an underlying money market mutual fund) may invest up to 100% of its assets in master demand notes. These are unsecured obligations of U.S. corporations redeemable upon notice that permit investment by a mutual fund of fluctuating amounts at varying rates of interest pursuant to direct arrangements between the mutual fund and the issuing corporation. Because master demand notes are direct arrangements between the mutual fund and the issuing corporation, there is no secondary market for the notes. The notes are, however, redeemable at face value plus accrued interest at any time.

## Exchange-Traded Funds

The Fund is a "fund of funds." The term "fund of funds" is typically used to describe investment companies whose principal investment strategy involves investing in other investment companies. Under the 1940 Act, the Fund may not acquire shares of another investment company (ETFs or other investment companies) if, immediately after such acquisition, the Fund and its affiliated persons would hold more than 3% of the ETF's or investment company's total outstanding stock ("3% Limitation"). Accordingly, the Fund is subject to the 3% Limitation unless: (i) the ETF or the Fund has received an order for exemptive relief from the 3% Limitation from the SEC that is applicable to the Fund; and (ii) the ETF and the Fund take appropriate steps to comply with any conditions in such order.

To the extent the 3% Limitation applies to certain ETFs, that limitation may prevent the Fund from allocating its investments in the manner that the Investment Adviser considers optimal, or cause the Investment Adviser to select a similar index or sector-based mutual fund or other investment company ("Other Investment Companies"). The Fund's investments in Other Investment Companies will be subject to the same 3% Limitation described above.

## Repurchase Agreements

Underlying funds, particularly money market funds, may enter into repurchase agreements with banks and broker-dealers under which they acquire securities, subject to an agreement with the seller to repurchase the securities at an agreed-upon time and an agreed-upon price. These agreements are considered under the 1940 Act to be loans by the purchaser collateralized by the underlying securities. If the seller should default on the obligation to repurchase the securities, the underlying fund may experience delay or difficulties in exercising its rights to realize upon the securities held as collateral and might incur a loss if the value of the securities should decline.

## Short Sales

An underlying fund may sell securities short. In a short sale the underlying fund sells stock that it does not own, making delivery with securities "borrowed" from a broker. The underlying fund is then obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. This price may be more or less than the price at which the security was sold by the underlying fund. Until the security is replaced, the underlying fund is obligated to pay to the lender any dividends or interest which accrue during the period of the loan. In order to borrow the security, the underlying fund may also have to pay a premium that would increase the cost of the security sold. The broker will retain the proceeds of the short sale to the extent necessary to meet margin requirements until the short position is closed out.

The underlying fund must also deposit into a segregated account an amount of cash or U.S. Government securities equal to the difference between the market value of the securities sold short at the time they were sold short and the value of the collateral deposited with the broker in connection with the short sale (not including the proceeds from the short sale). While the short position is open, the underlying fund must maintain daily the segregated account at such level that the amount deposited in it plus the amount deposited with the broker as collateral equals the current market value of the securities sold short. Depending upon market conditions, up to 80% of the value of an underlying fund's net assets may be deposited as collateral for the obligation to replace securities borrowed to effect short sales and allocated to a segregated account in connection with short sales.

An underlying fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which the underlying fund replaces the borrowed security. The underlying fund will realize a gain if the security declines in price between such dates. The amount of any gain will be decreased and the amount of any loss increased by the amount of any premium, dividends or interest the underlying fund may be required to pay in connection with a short sale.

## Short Sales Against the Box

A short sale is "against the box" if at all times when the short position is open the underlying fund owns an equal amount of the securities or securities convertible into, or exchangeable without further consideration for, securities of the same issue as the securities sold short. Such a transaction serves to defer a gain or loss for federal income tax purposes.

## Warrants

An underlying fund may invest in warrants, which are options to purchase equity securities at specific prices valid for a specified period of time. The prices do not necessarily move parallel to the prices of the underlying securities. Warrants have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer. If a warrant is not exercised within the specified time period, it becomes worthless and the mutual fund will lose the purchase price and the right to purchase the underlying security.

## DISCLOSURE OF PORTFOLIO HOLDINGS

The Fund's Board of Directors has adopted Portfolio Holdings Disclosure Policies and Procedures (the "Policy") to protect the interests of Fund shareholders and to address potential conflicts of interest that could arise between the interests of the Fund's shareholders and the interests of the Fund's investment advisers or principal underwriters, or affiliated persons of the Fund's investment advisers or principal underwriters. The Policy is applicable to the Investment Adviser and to the Fund.

The Policy is intended to prevent the misuse of material non-public holdings information ("Holdings Information"). Holdings Information will be disclosed to select third parties only when the Fund has a legitimate business purpose for doing so, and the Recipients (as defined below) are subject to a duty of confidentiality that includes a duty not to trade based on the non-public information. Under the Policy, the receipt of compensation by the Fund, the Investment Adviser or an affiliate as consideration for disclosing Holdings Information will not be deemed a legitimate business purpose. Recipients will receive Holdings Information only after furnishing written assurances to the Investment Adviser and/or the Fund that the Holdings Information will remain confidential, and Recipients and persons with access to the Holdings Information will be prohibited from trading based on the information. In all instances, Holdings Information will be disclosed only when consistent with the antifraud provisions of the federal securities laws and the Investment Adviser's fiduciary duties, and the Investment Adviser's and the Fund's obligations to prevent the misuse of material, non-public information.

Pursuant to the policy, the Fund, the Investment Adviser, and their agents are obligated to:

- act in the best interests of Fund shareholders by protecting non-public and potentially material portfolio holdings information;

- ensure that Holdings Information is not provided to a favored group of clients or potential clients; and

- adopt such safeguards and controls around the release of Holdings Information so that no client or group of clients is unfairly disadvantaged as a result of such release.

The following policies and procedures will apply to the disclosure of Holdings Information of the Fund by the Investment Adviser and the Fund:

## Website and Quarterly Advertisements

The Fund ~~currently posts~~is allowed to post up to the top ~~ten~~25 holdings for the Fund on its public website at www.~~integrityfunds~~integrityvikingfunds.com (the "Website"). This Holdings Information ~~is~~may be updated daily. The Fund also ~~advertises~~may advertise up to the top ~~ten~~25 holdings quarterly through printed material, which is also posted on the Website. This printed material is updated as of the end of the calendar quarter and is available within fifteen days of each quarter end. The Holdings Information posted on the Website and listed in the printed advertisement material may list the securities in numeric order, beginning with the security constituting the largest percentage held by the Fund, and (1) may include the name of the security, the CUSIP, SEDOL and/or ticker symbol, the number of shares held by the Fund, the percentage weight of such security within the Fund and the cumulative percentage weight of each additional security in the Fund listed, and (2) will contain appropriate disclaimers. The Investment Adviser will seek to post the Holdings Information on its public website in a format that cannot be easily modified by viewers.

## SEC Filings

The Fund must disclose its complete portfolio holdings quarterly to the SEC using Form N-Q within 60 days of the end of the first and third quarter of the Fund's fiscal year or the Form N-CSR(S) for the second and fourth quarter of the Fund's fiscal year. The N-Q report is not required to be mailed to shareholders, but is made public through the SEC electronic filings.

The Fund must provide either complete portfolio holdings or summaries of its portfolio holdings to shareholders in tabular or graphical format by identifiable categories (e.g., industry sector, geographic region, credit quality, or maturity) according to the percentage of net assets. SEC Regulation S-X requires at least disclosure of the top 50 holdings (based on percentage of net assets) and any investment exceeding 1% of the Fund's net asset value.

## Other Disclosure

To the extent that this policy would require the release of portfolio holdings information regarding a particular portfolio holding for the Fund, the portfolio manager for the Fund may request that the holding be withheld from the portfolio holdings information if the release of such portfolio holdings information would otherwise be sensitive or inappropriate due to liquidity and other market considerations, in each case as determined by the portfolio manager in consultation with the Investment Adviser Chief Compliance Officer (or his/her designee).

The Investment Adviser and the Fund currently do not disclose Holdings Information except as noted above. Each of the Investment Adviser's officers ("Designated Persons") may authorize providing Holdings Information of the Fund that is as current as of one business day after the month-end to only those financial advisers, registered accountholders, authorized consultants, authorized custodians or third-party data service providers (each a "Recipient") who (1) specifically request the more current Holdings Information for a legitimate business purpose that is consistent with the Fund's legitimate business purpose and (2) execute a Use and Nondisclosure Agreement (each, a "Nondisclosure Agreement"), and abide by its trading restrictions. The disclosure may include additional information; however, any such additional information provided to a Recipient shall not include any material information about the Fund's trading strategies or pending transactions.

Designated Persons may approve the distribution in an electronic format of Holdings Information posted on the Website to Recipients and rating agencies upon request, and such Recipients and rating agencies will not be required to execute a Nondisclosure Agreement.

# Potential Conflicts of Interest

Occasions may arise where a Designated Person, the Investment Adviser, the Fund, or an affiliate may have a conflict of interest in connection with a Recipient's request for disclosure of non-public Holdings Information. In order to protect the interests of shareholders and the Fund and to ensure no adverse effect on the shareholders or the Fund, in the limited instances where a Designated Person is considering releasing non-public Holdings Information, the Designated Person will disclose the conflict to the Chief Compliance Officer of the Fund ("CCO"). If the CCO determines, to the best of his knowledge following appropriate due diligence, that the disclosure of Holdings Information would be in the best interests of shareholders and the Fund and will not adversely affect the shareholders or the Fund, the CCO may approve the disclosure. The CCO will document in writing any such exception identifying the legitimate business purpose for the disclosure, and will provide a report to the Board of Directors of the Fund for its review at a subsequent Board meeting. Any such exceptions log shall be retained in the Fund's records.

The Fund and the Investment Adviser will not enter into any arrangement providing for the disclosure of Holdings Information for the receipt of compensation or benefit of any kind in return for the disclosure of the Holdings Information.

## MANAGEMENT OF THE FUND

### Important Information Regarding Anticipated Fund Management and Services

Shareholders should be aware that on March 6, 2009, Integrity Mutual Funds, Inc. (the "Company"), the parent company of Integrity Money Management, and Integrity Money Management entered into an agreement (the "Corridor Agreement") with Corridor Investors, LLC ("Corridor") and Viking Fund Management, LLC ("Viking"), subject to certain terms and conditions, to complete the transactions described below (collectively, the "Transaction"). Corridor is a recently formed North Dakota limited liability company, and it is currently anticipated that interests in Corridor will be owned by, among others, certain officers and employees of the Company and Viking. Viking is located in Minot, North Dakota and currently acts as investment adviser to four mutual funds, each of which is a series of Viking Mutual Funds. Upon the completion of the Transaction, it is expected that, primarily through its subsidiaries, Corridor will provide investment advisory, distribution, and other services to mutual funds currently in the Integrity and Viking fund families.

Pursuant to the Corridor Agreement, the Company has indicated that it intends to sell its investment advisory and other mutual fund services business. Subject to the satisfaction of the terms and conditions of the Corridor Agreement, it is anticipated that on or about June 30, 2009 (or another date that may be agreed to by the parties), Corridor and Viking will acquire certain assets of Integrity Money Management. In light of the foregoing, simultaneous with the closing of the Transaction, it is intended that Viking will become a wholly-owned subsidiary of Corridor. In practical terms, this means that the management of the funds in the Integrity and Viking fund families is expected to be consolidated with Viking. As a result, subject to shareholder approval of a new investment advisory agreement for the Fund with Viking, as well as satisfaction of the other terms and conditions of the Corridor Agreement, it is anticipated that the personnel of Integrity Money Management who currently manage the Fund will continue to do so after the Transaction is completed, but they will be employees of Viking. No changes in investment advisory fees are expected to occur as a result of the Transaction.

In addition, if the Transaction is completed, it is expected that Corridor will acquire Integrity Fund Services, Inc., which is the Fund's transfer agent, administrator and accounting service provider, and Integrity Funds Distributor, Inc., the Fund's distributor. These entities, in their respective capacities, will continue to serve the Fund, but they will be subsidiaries of Corridor rather than subsidiaries of the Company.

The Transaction and related matters will be discussed in greater detail in the proxy materials being sent to shareholders to solicit the shareholder approval described above. Even if the shareholder approval described above is obtained, the Corridor Agreement requires that numerous conditions be met or waived for the Transaction to occur. There can be no assurance that the Transaction described above will be completed as currently contemplated (or at all), or that the shareholder approval described above will be obtained.

# Investment Adviser

~~Integrity Money~~ Since August 1, 2009, Viking Management has been retained by the Fund under an investment advisory agreement (the "Investment Advisory Agreement") to act as the Fund's investment adviser, subject to the authority of the Board of Directors. ~~The Investment Adviser is a wholly owned subsidiary of the Company, a business corporation organized under the laws of the State of North Dakota on September 22, 1987. The Investment Adviser was incorporated under North Dakota law on August 19, 1988, and also serves as investment adviser for ND Tax Free Fund, Inc., Montana Tax Free Fund, Inc., Integrity Managed Portfolios, and The Integrity Funds. The address of~~ Prior to August 1, 2009, Integrity Money Management ~~is 1 Main Street North,~~, a subsidiary of Integrity Mutual Funds, Inc. ("Integrity"), served as investment adviser to the Fund. However, on July 31, 2009, Integrity (as seller) generally sold its mutual fund services business to Corridor Investors, LLC ("Corridor") and Viking Management (collectively as buyer). Corridor is North Dakota limited liability company that was organized in January 2009 by Robert E. Walstad and Shannon D. Radke. Corridor provides investment advisory, distribution and other services to the Fund, as well as to the other funds in the "Fund Complex" (described below under "Directors and Officers"), primarily through its subsidiaries. Viking Management has been a wholly-owned subsidiary of Corridor since July 31, 2009 and has served as investment adviser to Viking Mutual Funds since 1999. The address of Viking Management is PO Box 500, Minot, North Dakota ~~58703.~~ 58702. As ~~described~~ indicated under "Directors and Officers," (i) ~~Peter A. Quist, a Director and Officer~~ Shannon D. Radke, an officer of the Fund, is also a ~~Director and Officer of the Investment Adviser; and~~ governor, member and officer of Corridor and a governor and officer of Viking Management; (ii) Robert E. Walstad, ~~an Officer,~~ a Director and ~~the~~ Chairman of the Fund, is also a ~~shareholder of the Company, and, from May 1988 until May 2008, a member of his immediate family was a Director of the Company~~ governor and member of Corridor; (iii) Peter A. Quist, an officer of the Fund, is also a member and governor of Corridor; and (iv) Adam C. Forthun and Brent M. Wheeler, officers of the Fund, are also members of Corridor.

The Investment ~~Adviser furnishes the Fund with investment advice and supervises the management and investment program of the Fund. The Investment Adviser furnishes, at its own expense, all necessary administrative services, office space, equipment, and clerical personnel for servicing the investments of the Fund and investment advisory facilities and executive and supervisory personnel for managing the investments and effecting the portfolio transactions of the Fund. In addition, the Investment Adviser pays the salaries and fees of all Officers and Directors of the Fund who are Officers or Directors of the Investment Adviser. All other charges and expenses, as more fully described below are paid by the Fund.~~ Advisory Agreement provides that the Investment Adviser will (a) provide a program of continuous investment management for the Fund in accordance with the Fund's investment objectives, policies and limitations; (b) make investment decisions for the Fund; and (c) place orders to purchase and sell securities for the Fund. In performing its investment management services to the Fund, the Investment Adviser has agreed to provide the Fund with ongoing investment guidance and policy direction, including oral and written research, analysis, advice, statistical and economic data and judgments regarding individual investments, general economic conditions and trends and long-range investment policy.

Except for certain expenses that have been specifically allocated to the Investment Adviser, the Investment Adviser is not required to pay any expenses of the Fund.

For the management services and facilities furnished by the Investment Adviser, the Fund has agreed to pay an annual management fee, payable monthly, of 0.90% of the Fund's average daily net assets. For the three most recent fiscal years, the table below sets forth (1) the advisory fees ~~the Investment Adviser~~ Integrity Money Management (until August 1, 2009) or Viking Management (since August 1, 2009) was entitled to; (2) advisory fees waived and expense reimbursements; and (3) amounts paid net of fees waived and expense reimbursements:

| Date of Fiscal Year End | $ Earned (Gross) | Advisory Fee Waivers and Expense Reimbursements | $ Paid Net of Fees Waived and Expense Reimbursements |
|---|---|---|---|
| 12/29/2006 | $62,149 | $59,230 | $2,919 |
| 12/31/2007 | $117,574 | $59,296 | $58,278 |
| 12/31/2008 | $93,771 | $70,782 | $22,989 |
| 12/31/2009 (Integrity Money Management: 1/1/2009 - 7/31/2009) | $34,143 | $45,825 | $ 0 |
| 12/31/2009 (Viking Management: 8/1/2009-12/31/2009) | $30,425 | $11,282 | $19,143 |

The Investment Adviser hasPreviously, Integrity Money Management had contractually agreed to maintain the expense levels of the Fund at a rate of 1.65% through December 31, 2009. Such contractual commitment does Beginning August 1, 2009, Viking Management also contractually agreed to maintain the Fund's expense levels at a rate of 1.65% until July 31, 2010. Effective May 1, 2010, Viking Management has contractually agreed to maintain the Fund's expense levels at a rate of 1.65% until April 30, 2011. Such contractual commitments did not and do not include acquired fund fees and expenses and extraordinary or non- recurring expenses.

Except for the expenses described above that have been assumed by the Investment Adviser, all expenses incurred in administration of the Fund will be charged to the Fund, including organization expenses; taxes; interest; brokerage fees and commissions, if any; fees and expenses of Directors and Officers of the Fund who are not Officers or Directors of the Investment Adviser; SEC fees and state securities laws fees; charges of custodians and transfer and dividend disbursing agents; insurance premiums; outside auditing and legal expenses; costs of maintenance of the Fund's existence; costs attributable to investor services, including, without limitation, telephone and personnel expenses; costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders; costs of shareholders' reports and meetings of the shareholders of the Fund and of the officers and Board of Directors; and any extraordinary expenses. In addition, the Fund is expected to pay service fees to dealers for providing personal services to shareholders and/or the maintenance of shareholder accounts.

The Investment Advisory Agreement with the Fund provides that the Investment Adviser willis not begenerally liable to, among others, the Fund or to any holder of the Fund's shares, for any error of judgment or mistake of law or for any loss suffered by the Fund or the holders of the Fund's shares in connection with the matters to which the Investment Advisory Agreement relates, except a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Investment Adviser in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the Investment Advisory Agreement.

The Investment Advisory Agreement continuesis currently in effect until July 30, 2011 and, thereafter, will continue in effect from year to year as long as its continuation is approved at least annually by a majority of the Directors of the Fund who are not parties to the Investment Advisory Agreement or "interested persons" (as defined in the 1940 Act) of any such party except in their capacity as directors of the Fund and by either the shareholders or the Board of Directors. The Investment Advisory Agreement may be terminated at any time upon 60 days' written notice by the Fund or byupon a vote of a majority of the Directors of the Fund or by a vote of the majority of the Fund's outstanding ~~shares~~voting securities (as defined in the 1940 Act), or upon ~~90~~60 days' written notice by the Investment Adviser, and will terminate automatically upon assignment (as defined in the 1940 Act).

# Portfolio ~~Manager~~Managers

Mr. Monte Avery is the lead portfolio manager of the Fund and, together with Shannon D. Radke, who began co-managing the Fund in May 2010, has responsibility for the day-to-day management of its portfolio.

Mr. Avery started in the securities business with PaineWebber in 1981 as a retail broker, transferring to Dean Witter in 1982. In 1988, Mr. Avery joined Bremer Bank, N.A. (Minot, ND) to help start its Invest Center. He transferred back to Dean Witter in 1993 until joining Integrity Mutual Funds, Inc. in 1995. Since that time, Mr. Avery ~~has been~~was a co-manager of the Montana Tax-Free Fund, Inc. and ND Tax-Free Fund, Inc., and, effective ~~in~~from February ~~2000,~~2000 through July 2009, the portfolio manager of these funds. From January 1996 until September 2001 and September 2002 to present, he has been the portfolio manager for the Fund. He had also been a co-portfolio manager of the Kansas Municipal Fund, Kansas Insured Intermediate Fund, Nebraska Municipal Fund and Oklahoma Municipal Fund since January 1996. Mr. Avery became manager of these funds in February 2000 and has been manager of the Maine Municipal Fund and the New Hampshire Municipal Fund since December 2003. Mr. Avery was previously an employee of Integrity Money Management and, since August 1, 2009, has been an employee of Viking Management.

Mr. Radke is a governor and president of Viking Management and a governor of Corridor. He holds a Bachelor of Business Administration degree in Banking and Finance from the University of North Dakota and has been engaged in the securities business since 1988 as a broker and as operations manager and later as chief operating officer of an unrelated investment advisory firm. Mr. Radke was a founder of Viking Management in September 1998 and has been a portfolio manager for 11 years. Currently, he is the lead portfolio manager of Viking Tax-Free Fund for Montana and Viking Tax-Free Fund for North Dakota and co-portfolio manager of, in addition to the Fund, the Williston Basin/Mid-North America Stock Fund and the Integrity Growth & Income Fund.

## Potential Conflicts of Interest

Actual or apparent conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one fund or other account. More specifically, portfolio managers who manage multiple funds are presented with the following potential conflicts:

- The management of multiple funds may result in a portfolio manager devoting unequal time and attention to the management of each fund. The Investment Adviser seeks to manage such competing interests for the time and attention of portfolio managers by having portfolio managers focus on a particular investment discipline. Most other accounts managed by a portfolio manager are managed using the same investment models that are used in connection with the management of the Fund. The management of multiple funds and accounts also may give rise to potential conflicts of interest if the funds and accounts have different objectives, benchmarks, time horizons, and fees as the portfolio manager must allocate his time and investment ideas across multiple funds and accounts.

- With respect to securities transactions for the Fund, the Investment Adviser determines which broker to use to execute each order, consistent with the duty to seek best execution of the transaction. The portfolio manager may execute transactions for another fund or account that may adversely impact the value of securities held by the Fund. Securities selected for funds or accounts other than the Fund may outperform the securities selected for the Fund.

- The appearance of a conflict of interest may arise where the Investment Adviser has an incentive, such as a performance-based management fee, which relates to the management of one fund but not all funds with respect to which a portfolio manager has day-to-day management responsibilities. The management of personal accounts may give rise to potential conflicts of interest; there is no assurance that the Fund's code of ethics will adequately address such conflicts. ~~Mr. Avery's compensation is based on a fixed salary paid every other week. He is not compensated for client retention. In addition, the Company sponsors a 401(k) plan for all its employees. This plan is funded by employee elective deferrals and, to an extent, matching contributions by the Company. After one year of employment the employee is eligible to participate in the Company matching program. The Company matches 100% of contributions up to 3% and 50% for each additional percent contributed up to 5%. The Company has established a program in which it will grant interests in its stock to current employees that meet certain eligibility requirements, as a form of long-term incentive. The program is designed to allow all employees to participate in the long-term growth of the value of the firm.~~

- The Fund has adopted a code of ethics that, among other things, permits personal trading by employees under conditions where it has been determined that such trades would not adversely impact client accounts. Nevertheless, the management of personal accounts may give rise to potential conflicts of interest, and there is no assurance that the code of ethics will adequately address such conflicts.

The Investment Adviser and the Fund have adopted certain compliance procedures that are designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

## Compensation

Each portfolio manager's compensation is based on a fixed salary paid every other week. They are not compensated for client retention or on the performance of the Fund. In addition, previously Integrity sponsored, and currently Corridor sponsors, a 401(k) plan for all its employees. This plan is funded by employee elective deferrals.

In addition, Mr. Avery and Mr. Radke own membership interests in Corridor equal to approximately 1% and [5%], respectively, of Corridor's total membership interests. Other employees of Corridor and its subsidiaries own similar membership interests. These membership interests were received by employees (including Mr. Avery and Mr. Radke) for their experience and role in the operations of Corridor, and without a cash investment.

## Other Accounts Managed and Share Ownership in the Fund

The number of, and total assets in, all registered investment companies, other pooled investment vehicles, and other accounts overseen by, and the dollar range of equity securities of the Fund beneficially owned by Mr. Avery and Mr. Radke as of December 31, ~~2008,~~2009, are as follows:

| Name of Portfolio Manager | Number of Registered Investment Company Accounts & Total Assets for Such Accounts | Number of Other Pooled Investment Vehicles Managed and Total Assets for Such Accounts | Number of Other Accounts Managed and Total Assets for Such Accounts | Beneficial Ownership of Equity Securities in the Fund |
|---|---|---|---|---|
| Monte Avery | ~~9~~7 accounts with assets of $~~174~~157 Million | None | None | None |
| Shannon Radke | 2 accounts with assets of $__ Million | | | |

The advisory fee is not based on the performance of the respective account for any of the registered investment companies, other pooled vehicles or other accounts referred to above.

## Manager of Managers

Under the Investment Advisory Agreement, Viking Management is authorized, at its own cost and expense, to enter into a sub-advisory agreement with a sub-adviser with respect to the Fund. If an investment adviser delegates portfolio management duties to a sub-adviser, the 1940 Act generally requires that the sub-advisory agreement between the adviser and the sub-adviser be approved by the Board and by Fund shareholders. Specifically, Section 15 of the 1940 Act, in relevant part, makes it unlawful for any person to act as an investment adviser (including as a sub-adviser) to a mutual fund, except pursuant to a written contract that has been approved by shareholders.

At a meeting of the shareholders of the Fund held on June 29, 2009, shareholders of the Fund approved a "manager-of-managers" structure for the Fund. A manager-of-managers structure would generally permit Viking Management to enter into, and materially amend, sub-advisory agreements with any unaffiliated sub-advisers retained by Viking Management subject to approval by the Board, but WITHOUT obtaining shareholder approval. However, the structure will not be implemented until relief permitting such a structure is provided by the SEC. Unless necessary relief is provided by an exemptive rule in the future, the Fund will need to apply to the SEC for exemptive relief and obtain an order. The Fund intends to apply for exemptive relief and obtain an order so that the manager-of-managers structure may be implemented.

# Directors and Officers

[To be updated]

The Board of Directors ("Board") of the Fund consists of ~~five~~four directors (the "Directors"). These same individuals, ~~unless otherwise noted,~~ also serve as directors or trustees for the ~~three funds in the Integrity family of funds~~Fund, the six series of Integrity Managed Portfolios ~~and~~, the three series of The Integrity Funds and the four series of Viking Mutual Funds. Three Directors are not "interested persons" as defined under the 1940 Act (the "Independent Directors"). The remaining ~~two Directors are~~Director is "interested" (the "Interested ~~Directors~~Director") for the reasons described below.

For the purposes of this section, the "Fund Complex" consists of the ~~three incorporated funds in the Integrity family of funds~~Fund, the six series of Integrity Managed Portfolios, ~~and~~the three series of The Integrity Funds and the four series of Viking Mutual Funds.

Each Director serves the Fund until its termination; or until the Director's retirement, resignation, or death; or otherwise as specified in the Fund's organizational documents. Each Officer serves an annual term. The tables that follow show information for each Director and Executive Officer of the Fund.

## Independent Directors

| ~~Name~~ ~~Address~~ ~~Date of Birth~~ ~~Position with Fund~~ ~~Date Service Began~~ ~~Number of Funds Overseen by Director in Complex~~ | ~~Principal Occupations for Past Five Years and Other Directorships Held~~ |
|---|---|
| ~~Jerry M. Stai~~ ~~2405 11th Ave NW~~ ~~Minot, ND 58703~~ ~~Birth date: March 31, 1952~~ | ~~Principal occupation(s): Faculty: Embry-Riddle University (2000 to 2005), Park University (2005 to 2005), Minot State University (2000 to present); Non-Profit Specialist, Bremer Bank (2005 to present); Director/Trustee: ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc., Integrity Fund of Funds, Inc., The Integrity Funds, and Integrity Managed Portfolios (2006 to present)~~ |
| ~~Director~~ ~~Began serving: January 2006~~ ~~12~~ | ~~Other Directorships Held: Marycrest Franciscan Development, Inc.~~ |

| Name<br>Address<br>Date of Birth<br>Position with Fund<br>Date Service Began<br>Number of Funds<br>  Overseen by Director in<br>  Complex | Principal Occupations for Past Five Years and Other Directorships Held During Past Five Years |
|---|---|
| **Jerry M. Stai**<br>2405 11th Ave NW<br>Minot, ND 58703<br>Birth date: March 31, 1952 | **Principal occupation(s):** Faculty: Embry-Riddle University (2000 to 2005), Park University (2000 to 2005), Minot State University (1999 to present); Non-Profit Specialist, Bremer Bank (2006 to present); Director/Trustee: ND Tax-Free Fund, Inc. and Montana Tax-Free Fund, Inc. (2006 to 2009), Integrity Fund of Funds, Inc., The Integrity Funds, and Integrity Managed Portfolios (2006 to present), and Viking Mutual Funds (2009 to present) |
| **Director**<br>Began serving: January 2006<br>14 Funds overseen | **Other Directorships Held:** Marycrest Franciscan Development, Inc. |
| **Orlin W. Backes**<br>948 13th Ave SW<br>Minot, ND 58701<br>Birth date: May 11, 1935 | **Principal occupation(s):** Attorney: McGee, Hankla, Backes & Dobrovolny, P.C. (1963 to present); Director/Trustee: ~~South Dakota Tax-Free~~Integrity Fund of Funds, Inc. (1995 to ~~2004), Integrity Fund of Funds, Inc.~~2009), ND Tax-Free Fund, Inc.~~,~~ and Montana Tax-Free Fund, Inc. (1995 to present), Integrity Managed Portfolios (1996 to present), ~~and~~ The Integrity Funds (2003 to present), and Viking Mutual Funds (2009 to present) |
| **Director**<br>Began serving: April 1995<br>~~12~~14 Funds Overseen | **Other Directorships Held:** First Western Bank & Trust |
| **R. James Maxson**<br>1 N. Main St.<br>Minot, ND 58703<br>Birth date: December 12, 1947 | **Principal occupation(s):** Attorney: Maxson Law Office (2002 to present); Vice President: Minot Area Development Corporation (2008 to present) Director/Trustee: ~~South Dakota Tax-Free Fund, Inc. (1999 to 2004),~~ Integrity Fund of Funds, ~~Inc.~~Inc. (1999 to present), ND Tax-Free Fund, Inc.~~,~~ and Montana Tax-Free Fund, Inc. (1995 to 2009), Integrity Managed Portfolios (1999 to present), ~~and~~ The Integrity Funds (2003 to present), and Viking Mutual Funds (2009 to present) |
| **Director**<br>Began serving: January 1999<br>~~12~~14 Funds Overseen | **Other Directorships Held:** Vincent United Methodist Foundation, Minot Area Development Corporation, and Peoples State Bank of Velva |

**Interested ~~Directors and Officers~~Director**

| Name | Principal Occupations for Past Five Years and Other |
|---|---|

**Address**
**Date of Birth**
**Position with Fund**
**Date Service Began**
**Number of Funds Overseen by**
  **Director in Complex**

**Directorships Held During Past Five Years**

---

**Robert E. Walstad**[(1)(2)]
1 N. Main St.
Minot, ND 58703
Birth date: August 16, 1944

**Principal occupation(s):** Governor (2009 to present): Corridor Investors, LLC; Director (1987 to 2007) and CEO (2001 to 2007): Integrity Mutual Funds, Inc.; Director, President, and Treasurer (1988 to 2007): Integrity Money Management, Inc.; Director, President, ~~and Treasurer (1988 to 2004): ND Capital, Inc.; Director, President,~~ and Treasurer (1989 to 2007): Integrity Fund Services, Inc.; Director, ~~President, CEO, and Treasurer (1996 to 2003): Integrity Funds Distributor, Inc.; Director,~~ CEO, Chairman (2002 to 2007~~), and President (2002 to 2004~~): Capital Financial Services, Inc.; ~~Director and President (1994 to 2004): South Dakota Tax Free Fund, Inc.;~~ President and Interim President: ~~(1996~~ND Tax-Free Fund, Inc. (1989 to 2007 and 2008 to 2009), Montana Tax-Free Fund, Inc. (1993 to 2007 and 2008 to ~~present~~2009), Integrity Managed Portfolios~~;~~ (~~2003~~1996 to 2007 and 2008 to ~~present),~~2009): The Integrity Funds~~;~~ (~~1995~~2003 to 2007 and 2008 to ~~present),~~2009): Integrity Fund of Funds, Inc.~~;~~ (~~1989~~1995 to 2007 and 2008 to ~~present), ND Tax Free Fund, Inc.; (1993 to 2007 and 2008 to present), Montana Tax Free Fund, Inc.~~2009); Director and Chairman~~;~~: Montana Tax-~~-~~Free Fund, ~~Inc.~~Inc. (1993 to ~~present~~2009), Integrity Fund of Funds, Inc. (1994 to present), and ND Tax-~~-~~Free Fund, Inc. (1988 to ~~present~~2009); Trustee~~,~~ and Chairman~~(1996 to present), and Treasurer (1996 to 2004),~~: Integrity Managed Portfolios (1996 to present); Trustee and Chairman~~(2003 to present),~~: The Integrity Funds~~.~~ (2003 to present) and Viking Mutual Funds (2009 to present)

**Director**, **Chairman,**~~Interim President~~
Began serving: August 1994
~~(Director)~~
~~January 1995 and March 2008 (Officer)~~[(2)]
~~12~~
14 Funds Overseen

**Other Directorships Held:** Minot Park Board

## Officers

| Name<br>Address<br>Date of Birth<br>Position with Fund<br>Date Service Began<br>Number of Funds Overseen by Director in Complex | Principal Occupations for Past Five Years and Other Directorships Held |
|---|---|
| **Shannon D. Radke**[2]<br>1 N. Main Street<br>Minot, ND 58703<br>Birth date: September 7, 1966<br><br>**President**<br>Began serving : August 2009 | Principal occupation(s): Governor, CEO, and President (2009 to present): Corridor Investors, LLC; Governor and President (1998 to present): Viking Fund Management, LLC; Director and President (2009 to present): Integrity Fund Services, LLC and Integrity Funds Distributor, LLC; President (1999 to 2009): Viking Fund Distributors, LLC; Treasurer, Trustee (1999 to 2009), and President (1999 to present): Viking Mutual Funds; President (2009 to present): Integrity Fund of Funds, Inc., The Integrity Funds, and Integrity Managed Portfolios<br><br>**Other Directorships:** Not applicable |
| **Peter A. Quist**[1][2]<br>1 N. Main St.<br>Minot, ND 58703<br>Birth date: February 23, 1934<br><br>~~**Director,**~~ **Vice President,** ~~**Secretary**~~<br>Began serving: August 1994<br>~~(Director and Officer)~~<br>~~3~~ | **Principal occupation(s):** Governor (2009 to present): Corridor Investors, LLC; Attorney; Director and Vice President (1988 to ~~present~~2009): Integrity Mutual Funds, Inc.; Director, Vice President, and Secretary: Integrity Money Management, Inc. (1988 to ~~present~~2009), Integrity Fund Services, Inc. (1989 to ~~present~~2009), Integrity Funds Distributor, Inc. (1996 to ~~present~~2009), ND Capital, Inc. (1988 to 2006); Director, Vice President, and Secretary: ~~South Dakota~~ Montana Tax-Free Fund, Inc. (~~1994 to 2004), Montana Tax Free Fund, Inc. (1993 to present), Integrity Fund of Funds, Inc. (1994 to present~~1993 to 2009), and ND Tax-Free Fund, Inc. (1988 to ~~present); Vice President and Secretary~~2009); Director (1994 to 2009), Secretary (1994 to 2009), and Vice President (1994 to present): Integrity Fund of Funds, Inc.; Vice President (1996 to present) and Secretary (1996 to 2009): Integrity Managed Portfolios ~~(1996~~; Secretary (2003 to 2009) and Vice President (2003 to present) ~~and~~: The Integrity Funds ~~(2003~~; Vice President (2009 to present)~~.~~; Viking Mutual Funds<br><br>**Other Directorships:** Not applicable |
| **Adam C. Forthun**[2]<br>1 N. Main St.<br>Minot, ND 58703<br>Birth date: June 30, 1976 | **Principal occupation(s):** Fund Accountant (2003 to 2005), Fund Accounting Supervisor (2005 to 2008), Fund Accounting Manager (2008 to present): Integrity Fund Services, ~~Inc.~~LLC; Treasurer ~~(2008 to present)~~: Integrity ~~Managed Portfolios, The Integrity Funds,~~ ND Tax-Free Fund, ~~Inc.,~~ Inc and Montana Tax-Free Fund, Inc. (2008 to 2009), ~~and~~ Integrity Fund of Funds, ~~Inc~~Inc., Integrity Managed Portfolios and The Integrity Funds (2008 to present), and Viking Mutual Funds (2009 to |

**Treasurer**
Began serving: May 2008

**Other Directorships:** Not applicable

---

**Brent M. Wheeler**[(2)]
1 N. Main St.
Minot, ND 58703
Birth date: October 9, 1970

**Principal occupation(s):** Fund Accounting Manager (1998 to 2005): Integrity Fund Services, Inc.; Treasurer (2004 to 2005): ~~Mutual Fund Chief Compliance Officer (2005 to present)~~ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc., Integrity Managed Portfolios, The Integrity Funds, ~~ND Tax Free Fund, Inc., Montana Tax Free Fund, Inc.,~~ and Integrity Fund of Funds, Inc.: Mutual Fund Chief Compliance Officer: ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc. (2005 to 2009), Integrity Managed Portfolios, The Integrity Funds, Integrity Fund of Funds, Inc. (2005 to present), and Viking Mutual Funds (2009 to present); Secretary (2009 to present): Integrity Managed Portfolios, The Integrity Funds, Integrity Fund of Funds, Inc., and Viking Mutual Funds

**Mutual Fund Chief Compliance Officer and Secretary**
Began serving: October 2005
 Fund Chief Compliance Officer (Mutual) and October 2009 (Secretary)

**Other Directorships:** Not applicable

---

[(1)]Director who is an "interested person" of the Fund as defined in the 1940 Act. Mr. Walstad is an interested person by virtue of his ownership of a membership interest in Corridor Investors, LLC ("Corridor"), the parent company of Viking Management, Integrity Fund Services, LLC and Integrity Funds Distributor, LLC.  He is also a governor of Corridor.

[(1)]~~Directors who are "interested persons" of the Fund as defined in the 1940 Act. Mr. Quist is an interested person by virtue of being an Officer of the Fund, an Officer and Director of the Fund's Investment Adviser and the Fund's principal underwriter, and a shareholder of Integrity Mutual Funds, Inc., the parent company of the Investment Adviser. Mr. Walstad is an interested person by virtue of being an Officer of the Fund and a shareholder of Integrity Mutual Funds, Inc. As indicated above, effective February 1, 2007, Mr. Walstad retired from his roles as, among other things, Director and CEO of Integrity Mutual Funds, Inc., and Director, President, and Treasurer of Integrity Money Management. In addition, from May 1988 until May 2008, a member of his immediate family was a Director of Integrity Mutual Funds, Inc.~~

[(2)]~~At a Board meeting of the Fund held on July 26, 2007, Mr. Walstad resigned as President of the Fund. Subsequently, the Board nominated and appointed Mark R. Anderson as President of the Fund, effective July 26, 2007. Effective February 29, 2008, Mr. Anderson resigned as President of the Fund and, effective March 4, 2008, Mr. Walstad succeeded Mr. Anderson as Interim President of the Fund. Mr. Walstad is also a Director and Chairman of the Fund.~~

[(2)]Shannon D. Radke, Peter A. Quist, Adam C. Forthun, and Brent M. Wheeler each own membership interests in Corridor (the parent company of Viking Management, Integrity Fund Services, LLC and Integrity Funds Distributor, LLC). Mr. Radke and Mr. Quist are also governors of Corridor. In addition, Mr. Radke is an officer of Corridor, an officer and a governor of Viking Management, and an officer and a director of Integrity Fund Services, LLC and Integrity Funds Distributor, LLC.

In summarizing the above information, Messrs. Walstad, Backes, Maxson, and Stai are ~~Directors~~directors or ~~Trustees~~trustees, as the case may be, of ~~five~~four open-end investment companies advised by the Investment Adviser (representing ~~12~~14 portfolios). Mr. ~~Quist~~Radke serves as ~~Director, Vice-President, and Secretary to three open-end investment companies advised by the Investment Adviser (representing three portfolios) and as Vice-President and Secretary to two open-end series investment companies advised by the Investment Adviser (representing 9 portfolios). Mr. Walstad~~President, Mr. Quist serves as ~~interim president and~~Vice President, Mr. Forthun serves as ~~treasurer, to five open-~~Treasurer, and Mr. Wheeler serves as Secretary and Mutual Fund Chief Compliance Officer to four open-end ~~series~~investment companies advised by the Investment Adviser (representing ~~12~~14 portfolios).

The Board of Directors manages the business and affairs of the Fund and appoints or elects officers responsible for the day-to-day operations of the Fund and the execution of policies established by Board resolution or directive. In the absence of such provisions, the respective officers have the powers of and discharge the duties customarily held and performed by like officers of corporations similar in organization and business purposes.

The Independent Directors are charged with, among other functions, recommending approval of the distribution, transfer agency and accounting services agreements and the investment advisory agreement to the full Board. When considering approval of the existing advisory agreement, the Independent Directors evaluate the nature and quality of the services provided by the Investment Adviser, the performance of the Fund, the Investment Adviser's costs and the profitability of the agreement to the Investment Adviser, ancillary benefits to the Investment Adviser or its affiliates in connection with its relationship to the Fund and the amount of fees charged in comparison to those of other investment companies. Orlin W. Backes is the Lead Independent Director.

The Audit Committee consists of the three Independent Directors of the Fund: Jerry M. Stai, Orlin W. Backes and R. James Maxson. The primary function of the Audit Committee is to assist the full Board in fulfilling its oversight responsibilities to the shareholders and the investment community relating to fund accounting, reporting practices and the quality and integrity of the financial reports. To satisfy these responsibilities, the Audit Committee reviews with the independent auditors the audit plan and results and recommendations following independent audits, reviews the performance of the independent auditors and recommends engagement or discharge of the auditors to the full Board, reviews the independence of the independent auditors, reviews the adequacy of the Fund's internal controls and prepares and submits Audit Committee meeting minutes and supporting documentation to the full Board. The Audit Committee met ~~four~~three times during the Fund's last fiscal year ending December 31, ~~2008.~~2009.

The Governance and Nominating Committee consists of the three Independent Directors of the Fund: Jerry M. Stai, Orlin W. Backes, and R. James Maxson. The primary function of the Governance and Nominating Committee is to identify individuals qualified to become Board members, and recommend nominations for election to the Board. The Governance and Nominating Committee also takes a leadership role in shaping the governance of the Fund. The Governance and Nominating Committee has adopted a charter, and meets at least quarterly. The Governance and Nominating Committee prepares and submits meeting minutes and supporting documentation to the full Board. The Governance and Nominating Committee met ~~eight~~six times during the Fund's last fiscal year ending December 31, ~~2008.~~2009.

The Governance and Nominating Committee has adopted procedures regarding its review of recommendations for director nominees, including those recommendations presented by shareholders. When considering whether to add additional or substitute directors to the Board of Directors of the Fund, the Directors shall take into account any proposals for candidates that are properly submitted to the Fund's Secretary. Shareholders wishing to present one or more candidates for director for consideration may do so by submitting a signed written request to the Fund's Secretary at Integrity Fund of Funds, Inc., Attention: Secretary, ~~1 Main Street North.~~P.O. Box 500, Minot, North Dakota ~~58703.~~58702. The nomination must include the following information: (i) name and address of shareholder and, if applicable, name of broker or record holder; (ii) number of shares owned; (iii) name of ~~Fund~~fund(s) in the Integrity and Viking funds which shares are owned; (iv) whether the proposed candidate(s) consent to being identified in any proxy statement utilized in connecting with the election of directors; (v) the name and background information of the proposed candidates and (vi) a representation that the candidate or candidates are willing to provide additional information about themselves, including assurances as to their independence.

## Share Ownership in the Fund

For each Director, the dollar range of equity securities beneficially owned by the Director and the aggregate dollar range of equity securities in all registered investment companies overseen by the Director in the Integrity family of investment companies are shown below as of December 31, ~~2008.~~2009.

| | Dollar Range of Equity Securities in | |
|---|---|---|
| | Integrity Fund of Funds, Inc. | All Registered Investment Companies Overseen by Director in Family of Investment Companies (Aggregate) |
| **Independent Directors** | | |
| Jerry M. Stai | ~~None~~ | ~~$1-$10,000~~ |
| Orlin W. Backes | ~~None~~ | ~~$10,001-$50,000~~ |
| R. James Maxson | ~~$1-$10,000~~ | ~~$10,001-$50,000~~ |
| **Interested Directors** | | |
| ~~Peter A. Quist[(1)]~~ | ~~$10,001-$50,000~~ | ~~$50,001-$100,000~~ |
| Robert E. Walstad[(1)] | ~~None~~ | ~~Over $100,000~~ |

[(1)]~~Mr. Quist is considered to be an Interested Director by virtue of being an officer of the Fund, an officer and director of the Fund's investment adviser and principal underwriter, and a shareholder of the Company. Previously, Mr. Walstad was considered to be an Interested Director by virtue of being an officer and director of the Fund's Investment Adviser, an officer of the Fund, and a shareholder of the Company. Effective February 1, 2007, Mr. Walstad retired from his roles as an officer and director of the Fund's Investment Adviser and, effective July 26, 2007, from his role as President of the Fund. However, he is a shareholder of the Company and, since March 2008, has been Interim President of the Fund. In addition, from May 1988 until May 2008, a member of his immediate family was a director of Integrity Mutual Funds, Inc.~~As of December 31, ~~2008,~~2009, as to each Independent Director and his immediate family members, no person owned beneficially or of record securities in an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Fund.

## Compensation of the Board of Directors

Directors who are not an "interested person" as that term is defined in the 1940 Act, are currently paid an annual fee of $~~17,500~~15,000 for serving as director or trustee, as the case may be, on the boards of the funds in the complex~~.~~ ~~Mr. Quist and Mr.~~; prior to August 2009, the amount of the annual fee was $17,500. Mr. Walstad, who ~~are~~is the only "interested ~~persons~~person" of such funds, receive no compensation from the funds for serving as ~~trustees~~trustee or ~~directors~~director (as applicable); however, Mr. Walstad ~~receives~~received compensation from the funds for serving as Interim President~~. In addition to the Fund, the Directors (other than Mr. Quist) are also directors or trustees of four additional open end investment companies advised by the Investment Adviser (representing 11 additional portfolios) and Mr. Quist is a director of two additional open end investment companies advised by the Investment Adviser (representing two additional portfolios). The annual fee paid to the directors and trustees are allocated among~~ during the funds' last fiscal year. Mr. Quist is currently Vice President of the Fund and, prior to August 2009, was also a Director and Secretary of the Fund, and an "interested person" of the funds in the complex~~ (which currently includes the three funds of the Integrity Mutual Funds family, the six series of Integrity Managed Portfolios, and three series of The Integrity Funds) as follows: each fund pays a minimum $500 and the remainder of the fee is allocated among the funds on the basis of their relative net asset values~~.

The following table sets forth compensation paid by the Fund to each of the Directors of the Fund and total compensation paid to each Director for the fiscal year ended December 31, ~~2008.~~2009. The Fund has no retirement or pension plans.

| | Aggregate Compensation from the Fund[(1)] | Total Compensation from Fund and Fund Complex[(2)] |
|---|---|---|

| Independent Directors | | |
|---|---|---|
| Jerry M. Stai, *Director* | $~~871~~789 | $~~17,500~~16,458 |
| Orlin W. Backes, *Director* | $~~871~~789 | $~~17,500~~16,458 |
| R. James Maxson, *Director* | $~~871~~789 | $~~17,500~~16,458 |
| **Interested Directors** | | |
| Peter A. Quist[(3)] <br> *Director, Vice President, and Secretary* | $0 | $0 |
| Robert E. Walstad <br> *Director, Chairman, and Interim President* | $0 | $0 |
| **TOTALS** | **$~~2,613~~2,367** | **$~~52,500~~49,374** |

[(1)]Based on the compensation paid to the Directors for the fiscal year ended December 31, ~~2008,~~2009, for services as Directors to the Fund.

[(2)]Based on the compensation paid to the Directors (other than Mr. Quist) for the fiscal year ended December 31, ~~2008,~~2009, for services to the Fund and ~~four~~five additional open-end funds (representing ~~14,~~ in the aggregate, 16 additional portfolios) ~~advised by the Investment Adviser~~, including, in addition to the Fund, the Montana Tax-~~Free Fund, Inc., the ND Tax-Free Fund, Inc.,~~Free Fund, Inc. (the stated assets and liabilities of which were acquired and assumed, respectively, by the Viking Tax-Free Fund for Montana, a series of Viking Mutual Funds, in 2009), the ND Tax-Free Fund, Inc. (the stated assets and liabilities of which were acquired and assumed, respectively, by the Viking Tax-Free Fund for North Dakota, a series of Viking Mutual Funds, in 2009), the six series of Integrity Managed Portfolios ~~and six~~, the three series of The Integrity Funds ~~(including the Integrity Health Sciences Fund, the Integrity Technology Fund and the Integrity Total Return Fund which were part of the Integrity Funds until they were liquidated on April 25, 2008, April 25, 2008 and June 20, 2008, respectively)~~, and since August 2009, the four series of Viking Mutual Funds. (Mr. Quist provided services to the Fund, the Montana Tax-Free Fund, Inc. and the ND Tax-Free Fund, Inc.)

[(3)]Mr. Quist resigned as Director and Secretary of the Fund in 2009; however, he remains as Vice President of the Fund.

## Control Persons and Principal Holders of Securities

As of ~~April 2, 2009,~~_____, 2010, to the best knowledge of the Fund, no person owned sufficient shares to be deemed to control the Fund. For purposes of the foregoing, "control" means (i) the beneficial ownership, either directly or through one or more controlled companies, of more than 25% of the voting securities of a company; (ii) the acknowledgment or assertion by either the controlled or controlling party of the existence of control; or (iii) an adjudication under Section 2(a)(9) of the 1940 Act, which has become final, that control exists.

As of ~~April 2, 2009,~~_____, 2010, no person owned of record or was known by the Fund to own of record or beneficially 5% or more of the Fund's outstanding shares. In addition, as of ~~April 2, 2009,~~_____, 2010, the officers and Directors (including family members) of the Fund, in the aggregate, owned less than 1% of the shares of the Fund.

## Custodian

Wells Fargo Bank, NA, Trust & Custody Solutions, 801 Nicollet Mall, Suite 700, Minneapolis, Minnesota 55479, serves as custodian for the Fund's portfolio securities and cash.

## Transfer Agent, Fund Accounting Service Provider, and Administrator

Integrity Fund Services, ~~Inc.~~LLC ("IFS" or "Transfer Agent"), currently a wholly-owned subsidiary of ~~the Company~~Corridor, a North Dakota ~~corporation~~limited liability company affiliated with the Investment Adviser and Integrity Funds Distributor, ~~Inc.~~LLC, provides the Fund with transfer agent, accounting and administrative services. IFS is located at 1 Main Street North, Minot, North Dakota 58703. ~~See "Management of the Fund — Important Information Regarding Anticipated Fund Management and Services" above regarding certain anticipated transactions and how IFS will be affected if they are completed~~ Since January 1, 2010, IFS has been organized as a North Dakota limited liability company; previously, it was organized as a North Dakota corporation.

## Transfer Agent

As transfer agent, IFS performs many of the Fund's clerical and administrative functions. For its transfer agency services, the Fund pays IFS at the end of each calendar month an asset-based fee, ~~with a minimum of $2,000 per month,~~ plus reimbursement of out-of-pocket expenses. The Transfer Agent is responsible for, among other things, administering and/or performing transfer agent functions; for acting as service agent in connection with dividend and distribution functions; and for performing shareholder account information and administrative agent functions in connection with the issuance, transfer and redemption or repurchase (including coordination with the custodian) of shares.

## Accounting Service Provider

Accounting services provided by IFS to the Fund may include, but are not limited to, daily fee accruals, security valuation, calculation of daily net asset value, calculation of a daily dividend rate, and preparation of semi-annual and annual reports. For accounting services, the Fund pays to IFS at the end of each calendar month a flat fee plus an asset-based fee and reimburses IFS for certain out-of-pocket expenses.

## Administrator

As administrator for the Fund, IFS manages all aspects of the Fund's operations except those provided by other service providers. For administrative services, the Fund pays to IFS at the end of each calendar month an asset-based fee~~, with a minimum of $2,000 per month,~~ and reimburses IFS for certain out-of-pocket expenses.

For the fiscal year ends noted, the Fund paid to IFS the following amounts for services provided:

| Date of Fiscal Year End | Accounting Fees | Administrative Fees* | Transfer Agency Fees |
|---|---|---|---|
| ~~12/29/2006~~ | ~~$27,386~~ | ~~$6,000~~ | ~~$23,934~~ |
| 12/31/2007 | $30,599 | $24,067 | $26,714 |
| 12/31/2008 | $29,209 | $24,001 | $24,329 |
| 12/31/2009 | $21,613 | $18,897 | $18,897 |

~~*As of October 1, 2006, IFS began charging the Fund administrative fees.~~

## Independent Accountants

The Fund's independent public accountant, ~~Brady, Martz & Associates, P.C., 24 West Central Avenue, Minot, North Dakota 58701.~~[_____], audits and reports on the Fund's annual financial statements, reviews certain regulatory reports and the Fund's federal income tax return, and performs other professional accounting, auditing, tax, and advisory services when engaged to do so by the Fund. Shareholders will receive annual audited financial statements and semi-annual unaudited financial statements. For the Fund's prior fiscal year, its independent public accountant was [_____].

## Counsel

Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603 serves as counsel for the Fund.

## Distributor

Shares of the Fund are offered on a continuous basis through Integrity Funds Distributor, ~~Inc.~~LLC ("Integrity Funds Distributor" or the "Distributor"), ~~a subsidiary of the Company, is the principal underwriter of the Fund's shares in a continuous public offering. Integrity Funds Distributor is located at~~ 1 Main Street North, Minot, North Dakota 58703. Integrity Funds Distributor sells shares to or through brokers, dealers, or other qualified financial intermediaries (collectively referred to as "Dealers"), or others, in a manner consistent with the then effective registration statement of the Fund. Integrity Funds Distributor may act as such a Dealer. ~~See "Management of the Fund—Important Information Regarding Anticipated Fund Management and Services" above regarding certain anticipated transactions and how Integrity Funds Distributor will be affected if they are completed.~~

Since July 31, 2009, the Distributor has been a wholly-owned subsidiary of Corridor. Prior to July 31, 2009, the Distributor was a wholly-owned subsidiary of Integrity. Since January 2, 2010, the Distributor has been organized as a Kansas limited liability company; previously it was organized as a Kansas corporation. Shannon D. Radke is an officer and governor of Corridor, an officer of the Fund, and an officer and director of Integrity Funds Distributor. Peter A. Quist is a governor of Corridor and an officer of the Fund. Robert E. Walstad is a governor of Corridor and a Director and Chairman of the Fund. See "Directors and Officers."

Under the terms of the Distribution Agreement between the Fund and Integrity Funds Distributor, Integrity Funds Distributor has agreed to use its best efforts to solicit orders for the sale of the Fund's shares and to undertake such advertising and promotion as it believes is reasonable in connection with such solicitation. Integrity Funds Distributor pays a sales commission currently equal to 4.25% of the amount invested to dealers who sell shares (excluding sales to investors exempt from the contingent deferred sales charge). In addition, in recognition of services provided to shareholders, the Fund may also pay service fees to dealers at the annual rate of up to 0.25% of the average net assets that are attributable to shareholders of the Fund for whom such dealers are designated as the dealers of record.

Because shares of the Fund are sold without any front-end sales loads, Integrity Funds Distributor does not receive underwriting commissions. In consideration for its services, Integrity Funds Distributor receives any contingent deferred sales charges imposed on redemptions of shares.

When acting as broker, Integrity Funds Distributor also may receive reallowances (up to a maximum of 1% of the public offering price) and/or distribution payments and/or service fees on purchases by the Fund of shares of underlying funds sold with a sales load and/or that have a distribution plan and/or service fees. Any non-Rule 12b-1 service fees Integrity Funds Distributor receives from the underlying fund with respect to purchases by the Fund shall not be retained by Integrity Funds Distributor but will be paid to the Fund.

The following table sets forth the amount of compensation on redemptions, brokerage commissions and other compensation received by Integrity Funds Distributor directly or indirectly from the Fund for the last fiscal year ended December 31, ~~2008.~~2009.

| | Compensation on Redemptions | Brokerage Commissions | Other Compensation* |
|---|---|---|---|
| Integrity Fund of Funds, Inc. | $~~27,091~~14,312 | $  0 | $~~6,341~~   0 |

*Integrity Funds Distributor received from the underlying funds [$0] in brokerage commissions on the portfolio transactions of these underlying funds and $~~6,341~~____ in 12b–1 distribution or service fees for assisting the Fund in purchasing shares of the underlying funds.

The Distribution Agreement is currently in effect until July 30, 2011 and, thereafter, must be approved at least annually by the Fund's Board of Directors and a vote of a majority of the Fund's Directors who are not "interested persons" (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the Distribution Agreement (the "Qualified Directors"), by vote cast in person at a meeting called for the purpose of voting on such approval. The Fund's Distribution Agreement will terminate automatically in the event of its assignment and is terminable with respect to the Fund without penalty on 60 days' written notice, by vote of a majority of the Qualified Directors or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of such Fund, or on 90 days' written notice by Integrity Funds Distributor.

As described under "Directors and Officers," Peter A. Quist, a Director and Officer of the Fund, is also a Director and Officer of Integrity Funds Distributor; and Robert E. Walstad is a Director and Officer of the Fund. Both Mr. Quist and Mr. Walstad are shareholders of the Company.

Integrity Funds Distributor may make payments to dealers who are holders or dealers of record for accounts in the Fund. A dealer's marketing support services may include business planning assistance, educating dealer personnel about the Fund and shareholder financial planning needs, placement on the dealer's preferred or recommended fund list, and access to sales meetings, sales representatives and management representatives of the dealer. Integrity Funds Distributor compensates dealers differently depending upon, among other factors, the level and/or type of marketing support provided by the dealer. In addition, payments typically apply only to retail sales, and may not apply to other types of sales (such as sales to retirement plans, qualified tuition programs, or fee based advisory programs).

The Distributor or one or more of its affiliates, at their own expense, currently provide additional compensation to certain investment dealers that sell shares of the funds ("Integrity/Viking funds") distributed by the Distributor. The level of payments made to a particular dealer in any given year will vary. A number of factors, as enumerated in the Prospectus, will be considered in determining the level of payments. The Distributor makes these payments to help defray marketing and distribution costs incurred by particular dealers in connection with the sale of Integrity/Viking funds, including costs associated with educating a firm's financial advisers about the features and benefits of the Integrity/Viking funds. The Distributor will, on a regular basis, determine the advisability of continuing these payments. Additionally, the Distributor or one or more of its affiliates may also directly sponsor various meetings that facilitate educating financial advisers and shareholders about the Integrity/Viking funds.

In fiscal year 2009,2010, the Distributor expects that it will pay additional compensation to the following dealers:

Charles Schwab
Fiserv
Morgan Stanley
National Financial Services
Pershing
Prudential FinancialInvestment Management Services
Trust Linx

You can ask your dealer for information about any payments it receives from Integrity Funds Distributor and any services provided.

## CODE OF ETHICS

The Investment Adviser, Integrity Funds Distributor, and the Fund have adopted codes of ethics under Rule 17j-1(c) of the 1940 Act. The purpose of a code of ethics is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Fund. Such codes of ethics permit personnel covered by the codes to invest in securities, including securities that may be purchased or held by the Fund, subject to the restrictions of the code.

## PROXY VOTING POLICIES

The Board of Directors has delegated to the Investment Adviser the final authority and responsibility for voting proxies with respect to the Fund's underlying securities holdings. The Directors will review the Fund's proxy voting records from time to time and will annually consider revising its proxy voting policy ("Policy"). Under the Policy, the Investment Adviser may retain outside consultants for analyses of issues and to act as voting agent. General voting guidelines are followed for routine matters of corporate governance.

The Investment Adviser generally will vote in accordance with corporate management's recommendations on matters such as uncontested director nominees (unless such nominees have poor records), ratification of accountants, changing corporate names and similar matters, and against management's recommendations on matters such as proposals which would reduce the rights or options of shareholders, reduce the value of shareholders' investments, poison pills or provisions requiring supermajority approval of mergers and other matters that are designed to limit the ability of shareholders to approve merger transactions. Other matters, such as finance, merger, acquisition and restructuring proposals, shareholder proposals and proposals to ratify or cancel golden or tin parachutes, will be evaluated on a case-by-case basis, and the Investment Adviser may vote for or against corporate management's recommendations on such matters. The Investment Adviser may abstain from voting from time to time where it determines that the costs associated with voting a proxy outweigh the benefits derived from exercising the right to vote. The Investment Adviser will monitor situations that may result in a potential conflict of interest, in particular between the Fund's shareholders and Investment Adviser or any of its affiliates or an affiliate of the Fund. If any such conflict is discovered, the issue will be examined in detail by the Investment Adviser and in such circumstances, the Investment Adviser generally will refrain from voting the proxies giving rise to conflict, until the Directors, after consultation, instruct on an appropriate course of action to vote the proxies in the best interest of the Fund.

Pursuant to Section 12(d)(1) of the 1940 Act, the Investment Adviser, with respect to proxies received from underlying investment companies, will instruct such underlying companies or their investment advisers to vote investment company shares held by the Fund in the same proportion as the vote of all other shareholders of the underlying investment company.

Information on how the Fund voted proxies relating to portfolio securities during the 12-month period ended June 30, ~~2008,~~2009, is available without charge, upon request, by calling 800-276-1262, on the SEC's website at www.sec.gov or at the Fund's website at www.~~integrityfunds~~integrityvikingfunds.com.

## PORTFOLIO TRANSACTIONS

In effecting purchases and sales of the Fund's portfolio securities, the Investment Adviser and Fund may place orders with and pay brokerage commissions, if any, to brokers affiliated with the Fund, the Investment Adviser, or the Fund's underwriter.

Subject to policies established by the Board of Directors, the Investment Adviser is responsible for the execution of the Fund's portfolio transactions. In executing portfolio transactions, the Investment Adviser seeks to obtain the best net results for the Fund. While the Investment Adviser generally seeks to obtain the most favorable prices, the Fund may not necessarily pay the lowest spread or commission available. In selecting brokers and dealers to execute portfolio transactions, the Investment Adviser is authorized to consider the prices and rates of brokerage commissions, as well as other relevant factors, including: (1) the market impact of the trade, (2) the broker or dealer's execution capabilities, (3) the size of the transaction, (4) the difficulty associated with executing the transactions, (5) the operational facilities of the broker or dealer, (6) the risk to the broker or dealer of positioning a block of securities, (7) brokerage service arrangements made available by the broker or dealer, and (8) research, brokerage and other services provided by the broker or dealer (as described below).

A primary consideration is prompt and efficient execution of orders in an effective manner at the most favorable price. The Investment Adviser may also consider the receipt of research, analysis, advice, and similar services in selecting a broker. Information thus received will enable the Investment Adviser to supplement its own research and analysis with the views and information of other securities firms and may be used for the benefit of clients of the Investment Adviser other than the Fund. Research services may include advice as to the value of securities; the advisability of investing in, purchasing, or selling securities; the availability of securities or purchasers or sellers of securities; furnishing analyses and reports concerning issues, industries, securities, economic factors and trends, portfolio strategy, and performance of accounts; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). The extent to which commissions reflect an element of value for research services cannot be presently determined. To the extent that research services of value are provided by broker-dealers with or through whom the Investment Adviser places the Fund's portfolio transactions, the Investment Adviser may be relieved of expenses that it might otherwise bear. Any research and other services provided by brokers to the Investment Adviser or the Fund are considered to be in addition to, and not in lieu of, services required to be performed by the Investment Adviser under the Investment Advisory Agreement.

Although commissions paid on every transaction will, in the judgment of the Investment Adviser, be reasonable in relation to the value of the brokerage services provided, under the Investment Advisory Agreement and as permitted by Section 28(e) of the Securities Exchange Act of 1934, the Investment Adviser may cause the Fund to pay a commission to broker-dealers who provide brokerage and research services to the Investment Adviser for effecting a securities transaction for the Fund. Such commission may exceed the amount other broker-dealers would have charged for the transaction, if the Investment Adviser determines in good faith that the greater commission is reasonable relative to the value of the brokerage and the research and investment information services provided by the executing broker-dealer viewed in terms of either a particular transaction or the Investment Adviser's overall responsibilities to the Fund and to its other clients. Such research and investment information services may include advice as to the value of securities, the advisability of investing in, purchasing or selling securities, the availability of securities or of purchasers or sellers of securities, furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts, and effecting securities transactions and performing functions incidental thereto such as clearance and settlement.

Research provided by brokers is used for the benefit of all of the clients of the Investment Adviser and not solely or necessarily for the benefit of the Fund. The Investment Adviser's investment management personnel attempt to evaluate the quality of research provided by brokers. Results of this effort are sometimes used by the Investment Adviser as a consideration in the selection of brokers to execute portfolio transactions.

The investment advisory fees that the Fund pays to the Investment Adviser will not be reduced as a consequence of the Investment Adviser's receipt of brokerage and research services. To the extent the Fund's portfolio transactions are used to obtain such services, the brokerage commissions paid by the Fund will exceed those that might otherwise be paid by an amount which cannot be presently determined. Such services would be useful and of value to the Investment Adviser in serving both the Fund and other clients and, conversely, such services obtained by the placement of brokerage business of other clients would be useful to the Investment Adviser in carrying out its obligations to the Fund.

As described above, the Fund invests in shares of underlying funds. The Investment Adviser takes into account the amount of the applicable sales load, if any, when it is considering whether or not to purchase shares of an underlying fund. The Investment Adviser anticipates investing most of the assets of the Fund in funds that impose no front-end sales load or impose a front-end sales load on the Fund of no more than 1% of the public offering price. The Investment Adviser, to the extent possible, seeks to reduce the sales load imposed by purchasing shares pursuant to: (i) letters of intent, permitting purchases over time; (ii) rights of accumulation, permitting it to obtain reduced sales charges as it purchases additional shares of an underlying fund; and (iii) rights to obtain reduced sales charges by aggregating its purchases of several funds within a "family" of mutual funds. The Investment Adviser also takes advantage of exchange or conversion privileges offered by any "family" of mutual funds.

Under the 1940 Act, a mutual fund must sell its shares at the price (including sales load, if any) set forth in its prospectus, and current rules under the 1940 Act do not permit negotiations of sales loads. Accordingly, the price of shares of a mutual fund and sales load paid are the same regardless of the broker used. The Fund is authorized to execute portfolio transactions through, and to pay commissions to broker-dealers affiliated with the Investment Adviser, and to purchase securities in underwritings in which these broker-dealers are members of the underwriting syndicate.

To the extent the Fund invests in shares of underlying funds subject to a front-end sales load at the time of purchase ("load fund shares"), Integrity Funds Distributor will generally serve as broker. Where Integrity Funds Distributor acts as the broker with respect to purchases of load fund shares, it may retain reallowances on those purchases up to a maximum of 1% of the public offering price of the shares. Integrity Funds Distributor is not designated as the broker on any sales where such reallowance exceeds 1% of the public offering price. Where underlying fund shares are purchased through Integrity Funds Distributor, Integrity Funds Distributor may also receive Rule 12b-1 fees (in an amount not to exceed 0.25% of net assets) or service fees from the underlying funds or their underwriters or sponsors in accordance with the normal arrangements of those funds. Rule 12b-1 fees and reallowances will be aggregated for determining compliance with Section 17(e)(2) of the 1940 Act. Any non-Rule 12b-1 service fees Integrity Funds Distributor receives from the underlying fund with respect to purchases by the Fund shall not be retained by Integrity Funds Distributor but will be paid to the Fund.

Integrity Funds Distributor may retain brokerage commissions on portfolio transactions of underlying funds held in the Fund's portfolio. The payment of brokerage commissions and Rule 12b-1 fees to Integrity Funds Distributor on such transactions is not a factor considered by the Investment Adviser in selecting or retaining an underlying fund for investment.

The Fund expects that purchases and sales of money market instruments will usually be principal transactions and purchases and sales of other debt securities may be principal transactions. Thus, the Fund will normally not pay brokerage commissions in connection with those transactions. The Fund may pay mark-ups on principal transactions. Money market instruments are generally purchased directly from the issuer or from an underwriter or market maker for the securities, and other debt securities may be purchased in a similar manner. Purchases from underwriters include an underwriting commission or concession, and purchases from dealers serving as market makers include the spread between the bid and ask price. Where transactions are made in the over-the-counter market, the Fund will deal with the primary market makers unless more favorable prices are obtainable elsewhere. Commissions will be paid on the Fund's futures and options transactions, if any.

Certain investments may be appropriate for the Fund and also for other clients advised by the Investment Adviser. Investment decisions for the Fund and other clients are made with a view to achieving their respective investment objectives and after consideration of such factors as their current holdings, availability of cash for investment and the size of their investments. To the extent possible, Fund transactions are traded separately from trades of other clients advised by the Investment Adviser. Occasionally, a particular security may be bought or sold for one or more clients in different amounts. In such event, and to the extent permitted by applicable law and regulations, such transactions, with respect to the Investment Adviser, will be allocated among the clients in a manner believed to be equitable to each. Ordinarily, such allocation will be made on the basis of the weighted average price of such transactions effected during a trading day.

Securities owned by the Fund may not be purchased from or sold to the Investment Adviser or any affiliated person (as defined in the 1940 Act) of the Investment Adviser except as may be permitted by the SEC and subject to applicable law. Affiliated persons of the Investment Adviser include its parent corporation, the Company, each of their respective subsidiaries, and the officers and directors of any of such entities. The Fund will not acquire portfolio securities issued by, or enter into repurchase agreements or reverse repurchase agreements with, the Investment Adviser, Integrity Funds Distributor or their affiliates.

Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified. For the past three fiscal years, the Fund has not paid any brokerage commissions. The Board of Directors will monitor the Investment Adviser's performance with respect to portfolio transactions in order to evaluate the overall reasonableness of brokerage commissions paid or spreads allowed.

## PURCHASE AND REDEMPTION OF SHARES

## Purchases

Fund shares may be purchased from investment dealers who have sales agreements with the Fund's Distributor or from Integrity Funds Distributor directly. Fund shares are sold at the public offering price, which is the net asset value next determined after an order and payment are received in proper form. On December 31, ~~2008,~~2009, the net asset value (and offering price to the public) per share of the Fund was calculated as follows: net assets of $~~6,071,103~~8,451,759 were divided by ~~693,926~~731,454 shares outstanding to equal a net asset value per share of $~~8.75.~~11.55.

No sales charge is imposed when shares are purchased; the entire public offering price of all of its shares sold is received by the Fund. However, a contingent deferred sales charge is imposed with respect to shares purchased after April 30, 2007 that are redeemed within three years after their purchase and with respect to shares purchased before May 1, 2007 that are redeemed within five years after their purchase. See "How to Buy Shares" in the Fund's Prospectus and "Contingent Deferred Sales Charges" below. Integrity Funds Distributor will pay a sales commission to investment dealers and to its salesmen who sell Fund shares. Integrity Funds Distributor may also provide additional promotional incentives to dealers who sell Fund shares. In some instances, these incentives may be offered only to certain dealers who have sold or may sell significant amounts of shares.

The Fund reserves the right to withdraw all or any part of the offering of its shares and to reject purchase orders. Also, from time to time, the Fund may temporarily suspend the offering of its shares to new investors. During the period of such suspension, persons who are already shareholders of the Fund normally will be permitted to continue to purchase additional shares and to have dividends reinvested.

In order to facilitate redemptions and to eliminate the need for safekeeping, the Transfer Agent will not issue certificates for shares of the Fund.

## Retirement Plans

The Fund offers shares in connection with tax-deferred retirement plans. Application forms and additional information about these plans, including applicable fees, are available from the Fund upon request. Before investing in the Fund through such a plan, an investor should consult a tax adviser.

## Individual Retirement Accounts

Fund shares may be used as a funding medium for an Individual Retirement Account ("IRA"), including Roth IRAs. The minimum initial investment for an IRA is $250; the minimum subsequent investment is $50. IRAs are available to individuals who receive compensation or earned income and their spouses whether or not they are active participants in a tax-qualified or government-approved retirement plan. An IRA contribution by an individual or spouse who participates in a tax-qualified or government-approved retirement plan may not be deductible depending upon the individual's income. Individuals also may establish an IRA to receive a rollover contribution of distributions from another IRA or a qualified plan. Tax advice should be obtained before planning a rollover.

## Certain Defined Contribution Plans

Investors who are self-employed may purchase Fund shares for retirement plans for self-employed persons that are known as Defined Contribution Plans (formerly Keogh or H.R. 10 Plans).

## Other Deferral Plans

The Fund may be used as a vehicle for a cash or deferred arrangement designed to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), under Section 403(b) of the Code (plan for charitable and education entities) and under Section 457 of the Code (plan for governmental entities). Special rules apply to plans for governmental entities.

## Monthomatic Investment Plan

A shareholder may purchase additional Fund shares through an automatic investment program (minimum initial investment is $50). With the Monthomatic Investment Plan (the "Monthomatic"), monthly investments (minimum $50) are made automatically from the shareholder's account at a bank, savings and loan association, or credit union into the shareholder's Fund account. By enrolling in the Monthomatic, the shareholder authorizes the Fund and its agents to either draw checks or initiate Automated Clearing House ("ACH") debits against the designated account at a bank or other financial institution. Such account must have check or draft writing privileges. A shareholder may terminate the Monthomatic by sending written notice to the Transfer Agent. See "Systematic Investing—the Monthomatic Investment Plan" in the Prospectus for additional information.

## Exchange Privilege

As described in the Prospectus under "Special Services—Exchanging Shares," the Fund offers an exchange privilege pursuant to which a shareholder in the Fund may exchange some or all of his shares in any of the funds underwritten by Integrity Funds Distributor. The exchange privilege may be changed or discontinued upon 60 days' written notice to shareholders and is available only to shareholders where such exchanges may be legally made. A shareholder considering an exchange should obtain and read the prospectus of the applicable fund and consider the differences between it and the fund whose shares he owns before making an exchange. For further information on how to exercise the exchange privilege, contact the Transfer Agent.

If you exchange from a fund with a lower initial sales charge than the one into which you are exchanging (or from a fund with no sales charge), you will be required to pay a sales charge equal to the difference between the sales charge of the higher-load fund and the sales charge (if any) originally paid with respect to the exchanged shares.

# Reinstatement Privilege

If you redeem Fund shares, you may reinstate all or part of your redemption proceeds within 365 days at net asset value without incurring any additional charges. If you paid a contingent deferred sales charge, the Fund will refund your contingent deferred sales charge as additional shares in proportion to the reinstatement amount of your redemption proceeds, and your holding period will also be reinstated. ~~An investor exercising this privilege a year or more after redemption will be required to complete a new account application and provide proof that the investor was a previous shareholder of the Fund.~~ The Fund may modify or terminate this privilege at any time. You should consult your tax adviser about the tax consequences of exercising your reinstatement privilege. The Fund must be notified that an investment is a reinstatement.

## Minimum Investment

The minimum initial investment for the Fund is $1,000 ($50 for the Monthomatic Investment Plan and $250 for an IRA), and the minimum subsequent investment is $50, but such minimum amounts may be changed at any time.

## Redemptions

Any Fund shareholder may require the Fund to redeem shares either by telephone by calling the Transfer Agent at 800-601-5593 (as long as your transaction is for $100,000 or less, you do not hold share certificates and you have not changed your address by phone within the last 15 days), or by written request. All registered owners redeeming shares by written request must sign a letter of instruction that needs to be signature guaranteed if the request is over $100,000 and sent to the Transfer Agent at P.O. Box 759, Minot, North Dakota 58702. When certificates for shares have been issued, they must be mailed to or deposited with the Transfer Agent, along with a signed certificate or duly endorsed stock power and accompanied by a written request for redemption. Signature guarantees are available from a commercial bank, trust company, savings and loan association, or brokerage firm. A notary public may not provide a signature guarantee. The redemption request and signed certificate or stock power must be signed exactly as the account is registered including any special capacity of the registered owner.

Alternatively, an investor may place an order to sell shares (whether in certificate or book entry form) through his or her dealer or agent which has a sales agreement with the Transfer Agent and from which this SAI was received. The dealer or agent may fax, mail or phone such request to the Transfer Agent when properly authorized in writing by the shareholder of record. The investor will receive the net asset value next determined after the Transfer Agent receives such sell order from the dealer or agent. The Fund does not charge for this transaction. Authorized dealers may charge additional fees for shareholder transactions or for advisory services.

Payment for shares redeemed will be made in cash as promptly as practicable but in no event later than seven days after receipt of a properly executed letter of instruction accompanied by any outstanding share certificates in proper form for transfer. When the Fund is requested to redeem shares for which it may not yet have received good payment (e.g., certified check on a United States bank), it may delay the mailing of a redemption check until such time as it has assured itself that good payment has been collected for the purchase of such shares (which will generally be within 15 calendar days).

Payment for shares redeemed may also be done through the ACH network. Redemption proceeds are sent to your bank account with the same names as the account registration through an ACH transfer. In addition, redemption proceeds may be transmitted through a wire transfer for a fee of $9.00.

## Telephone Privileges

You will automatically receive telephone privileges when you open your account, allowing you and your investment representative to buy, sell or exchange your shares and make certain other changes to your account by phone.

For accounts with more than one registered owner, telephone privileges also allow the Fund to accept written instructions signed by only one owner for transactions and account changes that could otherwise be made by phone. For all other transactions and changes, all registered owners must sign the instructions.

As long as [the Fund] takes certain measures to verify telephone requests, it will not be responsible for any losses that may occur from unauthorized requests. Of course, you can decline telephone exchange or redemption privileges on your account application.

## Additional Information on Purchases and Redemptions

The Fund may suspend the right of redemption or delay payment more than seven days:

- during any period when the NYSE is closed for trading (other than customary weekend and holiday closings) or trading is restricted, as determined by the SEC;

- when an emergency exists, as determined by the SEC, making disposal of the Fund's investments or the valuation of net assets not reasonably practicable; or

- during any period when the SEC has by order permitted a suspension of redemption for the protection of shareholders.

The NYSE is currently closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day, as observed.

The amount received by a shareholder upon redemption may be more or less than the amount paid for such shares depending on the market value of the applicable Fund's portfolio securities at the time.

The Fund reserves the right to redeem Fund accounts (other than IRAs) that are reduced to a value of less than $1,000 for any reason other than fluctuation in the market value of the Fund's portfolio securities. Should the Fund elect to exercise this right, the investor will be notified before such redemption is processed that the value of the investor's account is less than $1,000 and that the investor will have sixty days to increase the account to at least the $1,000 minimum amount before the account is redeemed.

The Fund reserves the right to redeem in-_kind; that is, to pay redemption requests in cash and portfolio securities, or wholly in portfolio securities. Because you would receive portfolio securities in an in-_kind redemption, you will still be subject to market risk and may incur transaction costs in selling the securities.

## Contingent Deferred Sales Charges

Under the contingent deferred sales charge ("CDSC") schedule adopted by the Fund that became effective May 1, 2007, for shares purchased after April 30, 2007, the charge is equal to 3.0% if you redeem such shares within three years of purchase, based on your purchase price or the price you sell your shares for, whichever is lower. However, shares of the Fund purchased on April 30, 2007 or earlier will be subject to the charge schedule in effect prior to May 1, 2007. Accordingly, if you purchased shares prior to May 1, 2007, you will pay a CDSC of 1.5% based on your purchase price or the price you sell your shares for, whichever is lower, if you redeem your shares within five years of purchase. Shares acquired by reinvestment of dividends may be redeemed without a CDSC. In addition, a number of shares having a value equal to any net increase in the value of all shares purchased by the shareholder during the preceding three (for shares purchased after April 30, 2007) or five (for shares purchased prior to May 1, 2007) years will be redeemed without a CDSC.

In determining whether a CDSC is payable on any redemption, the Fund will first redeem shares not subject to a CDSC.

All purchases are considered made on the trade date. Upon receipt of a request for redemption, shares will be redeemed by athe Fund at the net asset value next determined following receipt of a properly executed request with any required documents, less any applicable CDSC.

The Fund may sell shares without a CDSC to:

- trustees, directors, officers, and employees (including retirees) of the Fund, other funds in the Integrity family of funds and of the Company and its subsidiaries for themselves or their spouses, children, or parents and parents of spouses; or trusts, pension, or profit-sharing, or other plans for the benefit of such persons;

- authorized broker-dealers and financial institutions and employees (including their spouses and children) of such broker-dealers and institutions; and

- any broker-dealer, financial institution, or other qualified firm which receives no commissions for selling shares to its clients.

   - current and former officers, trustees, directors, governors and employees of the Fund, its investment adviser, its principal underwriter or certain affiliated companies, for themselves, for members of their immediate families, for any company or corporation in which such persons own a 25% or greater stake, or any trust, pension, profit-sharing or other benefit plan for such persons (immediate family is defined to include the individual, his/her spouse, and their children, parents and siblings);

   - registered representatives and employees (including their spouses and dependent children) of broker-dealers having selling group agreements with Integrity Funds Distributor or any trust, pension, profit-sharing or other benefit plan for such persons;

   - current and former employees (including their spouses and dependent children) of banks and other financial services firms that provide advisory or administrative services related to the Fund pursuant to an agreement with the Fund, Corridor or one of its affiliates, or any trust, pension, profit-sharing or other benefit plan for such persons;

- individuals and institutions purchasing shares in connection with the acquisition of the assets of or merger or consolidation with another investment company;

- investors purchasing through certain fee-based investment advisers, broker-dealers, bank trust departments and other financial services firms;

- certain 401(k) or 457 retirement plans if the plan is sponsored by an employer (i) with at least 50 employees or (ii) with retirement plan assets of $250,000 or more;

- foundations and endowments, provided the foundation or endowment has assets of $1 million or more; and

- persons who retain an ownership interest in or who are the beneficial owners of an interest in Corridor for themselves or members of their immediate families, for any company or corporation in which such persons own a 25% or greater stake, or any trust, pension, profit sharing or other benefit plan for such persons.

The elimination of the CDSC for redemptions by certain classes of persons is provided because of anticipated economies of scale and sales related efforts. Integrity Funds Distributor receives the entire amount of any CDSCs assessed.

## Systematic Withdrawal Program

A shareholder who owns shares with an aggregate value of $5,000 or more of the Fund (which may not be in certificated form) may provide for the payment from his or her account of any requested dollar amount to his or her designated payee monthly, quarterly, semi–annually or annually. Sufficient shares will be redeemed from the investor's account for the designated amount on approximately the 1st or 25th of each applicable month. Dividend distributions automatically will be reinvested under this program. Depending upon the size of the payments requested, redemptions for the purpose of making such payments may reduce or even exhaust the account. Participation in the program may be terminated at any time by the investor.

It ordinarily will be disadvantageous to an investor to purchase shares (except through reinvestment of distributions) while participating in a systematic withdrawal program because he or she will be paying a sales charge to purchase shares at the same time that shares are being redeemed upon which such investor may already have paid a sales charge. The Fund reserves the right to amend or terminate the systematic withdrawal program at any time. For additional information, see "Systematic Withdrawal Program" in the Prospectus.

# NET ASSET VALUE

For the Fund, net asset value ("NAV") per share is determined by dividing the total value of the Fund's assets, less any liabilities, by the number of shares of the Fund outstanding.

The NAV per share of the Fund is determined by ~~Integrity Fund Services~~IFS as of the close of regular trading on the NYSE (normally 4:00 p.m., Eastern Standard Time) on each day when the NYSE is open for trading. The NYSE is closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day, as observed.

Investments in mutual funds are valued at the NAV most recently determined and reported by the respective mutual fund. Such quotations are obtained from a pricing service. If the pricing service fails to receive the NAV from the underlying mutual fund, a daily news source from the Internet will be used as the pricing source, along with a telephone call to the underlying mutual fund. If the NAV is unreportable by the underlying fund group on the current day, then ~~Integrity Fund Services~~IFS will wait until the next business morning to obtain the price from the underlying fund group and then determine the NAV for the Fund.

Assets for which market quotations are available are valued as follows:

- each listed security is valued at its closing price obtained from the respective primary exchange on which the security is listed, or, if there were no sales on that day, at its last reported current bid price;

- each unlisted security is valued at the last current bid price obtained from the National Association of Securities Dealers Automated Quotation System;

- United States Government and agency obligations are valued based upon bid quotations from the Federal Reserve Bank for identical or similar obligations; and

- short-term money market instruments (such as certificates of deposit, bankers' acceptances and commercial paper) are most often valued by bid quotation or by reference to bid quotations of available yields for similar instruments of issuers with similar credit ratings.

All of these prices are obtained by ~~Integrity Fund Services~~IFS from services that collect and disseminate such market prices. Bid quotations for short-term money market instruments reported by such a service are the bid quotations reported to it by the major dealers.

When approved by the Board of Directors, certain securities may be valued on the basis of valuations provided by an independent pricing service when such prices the Directors believe reflect the fair value of such securities. These securities would normally be those that have no available recent market value, have few outstanding shares and therefore infrequent trades, or for which there is a lack of consensus on the value, with quoted prices covering a wide range. The lack of consensus would result from relatively unusual circumstances such as no trading in the security for long periods of time, or a company's involvement in merger or acquisition activity, with widely varying valuations placed on the company's assets or stock. Prices provided by an independent pricing service may be determined without exclusive reliance on quoted prices and may take into account appropriate factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data.

In the absence of an ascertainable market value, assets are valued at their fair value using methods and procedures reviewed and approved by the Directors.

Short-term securities with remaining maturities of sixty days or less for which market quotations and information pricing service are not readily available are valued either at amortized cost or at original cost plus accrued interest, both of which approximate current value.

The Fund distributes any net investment income and net realized capital gains at least annually. Income and capital gains dividends, if any, of the Fund will be credited to shareholders' accounts in full and fractional Fund shares at NAV on the reinvestment date unless shareholders indicate in writing to the Transfer Agent that they wish to receive them in cash.

A check will be generated on the date on which distributions are payable for dividends to be received in cash. A shareholder can expect to receive this check within seven days. If the U.S. Postal Service cannot deliver the check or if the check remains uncashed for six months, a letter will be sent to the shareholder. If the shareholder has not cashed the check or called within a month and if the shareholder has shares in his or her account, the check will be reinvested in the shareholder's account at the then-current NAV. If the shareholder has a zero balance, we will contact the shareholder by phone or contact his or her broker. If the shareholder has misplaced or lost the check, the Transfer Agent will then issue a new check.

Distribution checks may be sent to parties other than the investor. The Transfer Agent of the Fund will accept a letter from the shareholder. Please attach a voided check if payable to your bank account (signature guarantee is not required). If payable to a person or address other than the person or address under which the shares are registered, a signature guarantee is required.

## EXPENSES OF THE FUND

The expenses of the Fund include, among others:

- organization and certain offering expenses of the Fund (including out-of-pocket expenses, but not including the Investment Adviser's overhead and employee costs);
- fees payable to the Investment Adviser and to any other Fund advisers or consultants;
- legal expenses;
- auditing and accounting expenses;
- interest expenses;
- telephone, telex, facsimile, postage, and other communications expenses;
- taxes and governmental fees;
- fees, dues, and expenses incurred by or with respect to the Fund in connection with membership in investment company trade organizations;
- cost of insurance relating to fidelity coverage for the Fund's officers and employees;
- fees and expenses of the Fund's administrator or of any custodian, subcustodian, transfer agent, fund accounting agent, registrar, or dividend disbursing agent of the Fund;
- payments for portfolio pricing or valuation services to pricing agents, accountants, bankers, and other specialists, if any;
- expenses of preparing share certificates, if any;
- other expenses in connection with the issuance, offering, distribution, or sale of securities issued by the Fund;
- expenses relating to investor and public relations;
- expenses of registering shares of the Fund for sale and of compliance with applicable state notice filing requirements;
- freight, insurance, and other charges in connection with the shipment of the Fund's portfolio securities;
- brokerage commissions or other costs of acquiring or disposing of any portfolio securities or other assets of the Fund, or of entering into other transactions or engaging in any investment practices with respect to the Fund;

- expenses of printing and distributing prospectuses, Statements of Additional Information, reports, notices, and dividends to shareholders;
- costs of stationery or other office supplies;
- any litigation expenses;
- costs of shareholders' and other meetings;
- the compensation and all expenses (specifically including travel expenses relating to the Fund's business) of officers, Directors, and employees of the Fund who are not interested persons of the Investment Adviser; and
- travel expenses (or an appropriate portion thereof) of officers or Directors of the Fund who are officers, governors, or employees of the Investment Adviser to the extent that such expenses relate to attendance at meetings of the Board of Directors of the Fund with respect to matters concerning the Fund, or any committees thereof or advisers thereto.

# FEDERAL TAX MATTERS

[To be updated]

This section summarizes some of the main U.S. federal income tax consequences of owning shares of the Fund. This section is current as of the date of the Prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be acquired by the Fund. This may not be sufficient for prospective investors to use for the purpose of avoiding penalties under federal tax law.

As with any investment, prospective investors should seek advice based on their individual circumstances from their own tax advisor.

The Fund intends to qualify annually and to elect to be treated as a regulated investment company under the Internal Revenue Code (the "Code").

To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, the Fund must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies and net income derived from an interest in a qualified publicly traded partnership; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Fund's assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Fund controls which are engaged in the same, similar or related trades or businesses or the securities of one or more qualified publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest and net short-term capital gains in excess of net long-term capital losses) and at least 90% of its net tax-exempt interest income each taxable year.

Based on information provided by the Fund, the Fund has ~~a~~ capital loss carryforwards for tax purposes that, as of December 31, ~~2008,~~ 2009, amounted to $~~2,968,009.~~ 2,575,758.

As a regulated investment company, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to shareholders. The Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gain. If the Fund retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, the Fund distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed during those years. In order to prevent application of the excise tax, the Fund intends to make its distributions in accordance with the calendar year distribution requirement. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

If the Fund failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders as ordinary income.

## Distributions

Dividends paid out of the Fund's investment company taxable income are generally taxable to a shareholder as ordinary income to the extent of the Fund's earnings and profits, whether paid in cash or reinvested in additional shares. However, certain ordinary income distributions received from the Fund may be taxed at capital gains tax rates. In particular, ordinary income dividends received by an individual shareholder from a regulated investment company such as the Fund are generally taxed at the same rates that apply to net capital gain, provided that certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Fund itself. Dividends received by the Fund from real estate investment trusts (REITs) and foreign corporations are qualifying dividends eligible for this lower tax rate only in certain circumstances.

These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2011. The Fund will provide notice to its shareholders of the amount of any distributions which may be taken into account as a dividend which is eligible for the capital gains tax rates. The Fund cannot make any guarantees as to the amount of any distribution which will be regarded as a qualifying dividend.

A corporation that owns shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction.

Distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, properly designated as capital gain dividends are taxable to a shareholder as long-term capital gains, regardless of how long the shareholder has held Fund shares. Shareholders receiving distributions in the form of additional shares, rather than cash, generally will have a cost basis in each such share equal to the value of a share of the Fund on the reinvestment date. A distribution of an amount in excess of the Fund's current and accumulated earnings and profits will be treated by a shareholder as a return of capital which is applied against and reduces the shareholder's basis in his or her shares. To the extent that the amount of any such distribution exceeds the shareholder's basis in his or her shares, the excess will be treated by the shareholder as gain from a sale or exchange of the shares.

Shareholders will be notified annually as to the U.S. federal income tax status of distributions and shareholders receiving distributions in the form of additional shares will receive a report as to the value of those shares.

## Sale or Exchange of Fund Shares

Upon the sale or other disposition of shares of the Fund, which a shareholder holds as a capital asset, such a shareholder may realize a capital gain or loss which will be long-term or short-term, depending upon the shareholder's holding period for the shares. Generally, a shareholder's gain or loss will be a long-term gain or loss if the shares have been held for more than one year.

Any loss realized on a sale or exchange will be disallowed to the extent that shares disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of shares or to the extent that the shareholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a shareholder on a disposition of Fund shares held by the shareholder for six months or less will be treated as a long-term capital loss to the extent of any distributions of long-term capital gain received by the shareholder with respect to such shares.

## Deferral of Basis

In reporting any gain or loss on the sale of your Fund shares, you may be required to adjust your basis in the shares you sell under the following circumstances:

IF:

- In your original purchase of Fund shares, you received a reinvestment right (the right to reinvest your sales proceeds at a reduced or with no sales charge),

- You sell some or all of your original shares within 90 days of their purchase, and

- You reinvest the sales proceeds in the Fund or in another Integrity fund, and the sales charge that would otherwise apply is reduced or eliminated;

THEN:

- In reporting any gain or loss on your sale, all or a portion of the sales charge that you paid for your original shares is excluded from your tax basis in the shares sold and added to your tax basis in the new shares.

## Nature of Fund's Investments

Certain of the Fund's investment practices are subject to special and complex federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur and (vi) adversely alter the characterization of certain complex financial transactions.

## Futures Contracts and Options

The Fund's transactions in futures contracts and options will be subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the Fund (i.e., may affect whether gains or losses are ordinary or capital, or short-term or long-term), may accelerate recognition of income to the Fund and may defer Fund losses. These rules could, therefore, affect the character, amount and timing of distributions to shareholders. These provisions also (a) will require the Fund to mark-to-market certain types of the positions in its portfolio (i.e., treat them as if they were closed out), and (b) may cause the Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the 90% distribution requirement for qualifying to be taxed as a regulated investment company and the 98% distribution requirement for avoiding excise taxes.

## Buying Shares Close to a Record Date

Distributions by the Fund reduce the net asset value of the Fund's shares. Should a taxable distribution reduce the net asset value below a shareholder's cost basis, the distribution would be taxable to the shareholder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital. Specifically, investors should be careful to consider the tax implications of buying shares just prior to a distribution by the Fund. The price of shares purchased at that time includes the amount of the forthcoming distribution, but the distribution will generally be taxable to them.

## Backup Withholding

The Fund may be required to withhold U.S. federal income tax from all taxable distributions and sale proceeds payable to shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. The withholding percentage is 28% until 2011, when the percentage will revert to 31% unless amended by Congress. Corporate shareholders and certain other shareholders specified in the Code generally are exempt from such backup withholding. This withholding is not an additional tax. Any amounts withheld may be credited against the shareholder's U.S. federal income tax liability.

## Foreign Tax Credit

The Fund may be subject to foreign withholding taxes on income from certain foreign securities. This, in turn, could reduce the Fund's ordinary income dividends paid to you. If the Fund invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes the Fund paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Fund paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

## Non-U.S. Shareholders

U.S. taxation of a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, a foreign corporation or foreign partnership ("non-U.S. shareholder") depends on whether the income of the Fund is "effectively connected" with a U.S. trade or business carried on by the shareholder.

**Income Not Effectively Connected.** If the income from the Fund is not "effectively connected" with a U.S. trade or business carried on by the non-U.S. shareholder, distributions of investment company taxable income will generally be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions.

Distributions of capital gain dividends and any amounts retained by the Fund which are designated as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or lower treaty rate) unless the non-U.S. shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. However, this 30% tax on capital gains of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% U.S. tax. In the case of a non-U.S. shareholder who is a nonresident alien individual, the Fund may be required to withhold U.S. income tax from distributions of net capital gain unless the non-U.S. shareholder certifies his or her non-U.S. status under penalties of perjury or otherwise establishes an exemption. If a non-U.S. shareholder is a nonresident alien individual, any gain such shareholder realizes upon the sale or exchange of such shareholder's shares of the Fund in the United States will ordinarily be exempt from U.S. tax unless the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Dividends paid by the Fund to shareholders who are nonresident aliens or foreign entities and that are derived from short-term capital gains and qualifying net interest income (including income from original issue discount and market discount), and that are properly designated by the Fund as "interest-related dividends" or "short-term capital gain dividends," will generally not be subject to United States withholding tax, provided that the income would not be subject to federal income tax if earned directly by the foreign shareholder. In addition, capital gains distributions attributable to gains from U.S. real property interests (including certain U.S. real property holding corporations) will generally be subject to United States withholding tax and will give rise to an obligation on the part of the foreign shareholder to file a United States tax return. The provisions contained in the legislation relating to distributions to shareholders who are nonresident aliens or foreign entities generally would apply to distributions with respect to taxable years of the Fund beginning after December 31, 2004 and before January 1, 2010.

**Income Effectively Connected.** If the income from the Fund is "effectively connected" with a U.S. trade or business carried on by a non-U.S. shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund which are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares of the Fund will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Non-U.S. corporate shareholders may also be subject to the branch profits tax imposed by the Code. The tax consequences to a non-U.S. shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

## Other Taxation

Fund shareholders may be subject to state, local and foreign taxes on their Fund distributions. Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

## ORGANIZATION AND SHARE ATTRIBUTES

The Fund is an open-end, diversified, management investment company. The Fund was organized as a corporation under the laws of the State of North Dakota on June 1, 1994, and is authorized to issue a total of one billion shares, all of one class and one series, with a par value of $0.0001 per share. Shares are fully paid and nonassessable when issued, are redeemable and freely transferable, and have equal rights and preferences in all matters, including voting, redemption, dividends and liquidation. Cumulative voting, a form of proportional representation, is permitted in the election of directors. Under cumulative voting, a shareholder may cumulate votes either by casting for one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes represented by the shares entitled to vote or by distributing all of those votes on the same principle among any number of candidates. There are no subscription, preemptive, or conversion rights.

## Shareholder Meetings

Regular meetings of shareholders will not be held unless required under the North Dakota Business Corporation Act or the 1940 Act. It is probable that the Fund will not hold regular meetings of shareholders. The Fund's Bylaws provide the regular meetings of shareholders may be held on an annual or other less frequent basis but need not be held unless required by law. Under the North Dakota Business Corporation Act, if a regular meeting of shareholders has not been held during earlier of six months after the fiscal year end of the corporation or fifteen months after its last meeting, a shareholder or shareholders holding 5% or more of the voting power of all shares entitled to vote may demand a regular meeting by written notice of demand given to the president or secretary of the Fund. Within thirty days after receipt of the demand by one of those officers, the Board of Directors must cause a regular meeting of shareholders to be called and held at the expense of the Fund on notice no later than ninety days after receipt of the demand, or if the Board fails to do so, the shareholder or shareholders making the demand may call the meeting by giving notice as prescribed by law. All necessary expenses of the notice and the meeting must be paid by the Fund.

In addition to regular meetings, special meetings of shareholders may be called for any purpose at any time in the manner prescribed under the North Dakota Business Corporation Act. Meetings of shareholders will also be held whenever required in order to comply with the 1940 Act; however, the Fund does not intend to hold annual shareholder meetings. Shareholders have the right to remove directors.

Pursuant to the 1940 Act, if an underlying fund submits a matter to its shareholders for a vote, the Fund will vote the shares of the underlying fund that it owns in the same proportion as the vote of all other holders of such shares.

## FINANCIAL STATEMENTS

The audited financial statements for the Fund's most recent fiscal year appear in the Fund's annual report and are incorporated by reference. The annual report is available without charge by calling 800–276–1262.

# APPENDIX A—DESCRIPTION OF SHORT-TERM AND LONG-TERM DEBT RATINGS

[To be updated]

The following descriptions of debt security ratings are based on information provided by Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Services ("Standard & Poor's").

## Description of Moody's Short-Term Debt Ratings

Moody's short-term debt ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. These obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted. Moody's employs the following designations to indicate the relative repayment ability of rated issuers:

**P-1 (Prime-1):** Issuers (or supporting institutions) so rated have a superior ability to repay short-term debt obligations.

**P-2 (Prime-2):** Issuers (or supporting institutions) so rated have a strong ability to repay short-term debt obligations.

**P-3 (Prime-3):** Issuers (or supporting institutions) so rated have an acceptable ability to repay short-term debt obligations.

**NP (Not Prime):** Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

**Note:** Canadian issuers rated P-1 or P-2 have their short-term ratings enhanced by the senior-most long-term rating of the issuer, its guarantor, or support-provider.

## Description of Standard & Poor's Short-Term Debt Ratings

A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days—including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

**A-1:** A short-term obligation rated "A-1" is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

**A‑2:**    A short‑term obligation rated "A‑2" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

**A‑3:**    A short‑term obligation rated "A‑3" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

**B:**    A short‑term obligation rated "B" is regarded as having significant speculative characteristics. Ratings of "B‑1," "B‑2" and "B‑3" may be assigned to indicate finer distinctions within the "B" category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

**B‑1:**    A short‑term obligation rated "B‑1" is regarded as having significant speculative characteristics, but the obligor has a relatively stronger capacity to meet its financial commitments over the short term compared to other speculative‑grade obligors.

**B‑2:**    A short‑term obligation rated "B‑2" is regarded as having significant speculative characteristics, and the obligor has an average speculative‑grade capacity to meet its financial commitments over the short term compared to other speculative‑grade obligors.

**B‑3:**    A short‑term obligation rated "B‑3" is regarded as having significant speculative characteristics, and the obligor has a relatively weaker capacity to meet its financial commitments over the short term compared to other speculative grade obligors.

**C:**    A short‑term obligation rated "C" is currently vulnerable to non‑payment and is dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation.

**D:**    A short‑term obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the due date even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating will also be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

## Description of Moody's Corporate Long‑Term Debt Ratings

Moody's long‑term obligation ratings are opinions of the relative risk of fixed‑income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised.

## Investment Grade

**Aaa:**    Obligations rated "Aaa" are judged to be of the highest quality, with minimal credit risk.

**Aa:** Obligations rated "Aa" are judged to be of high quality and are subject to very low credit risk.

**A:** Obligations rated "A" are considered upper-medium grade and are subject to low credit risk.

**Baa:** Obligations rated "Baa" are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

## Below Investment Grade

**Ba:** Obligations rated "Ba" are judged to have speculative elements and are subject to substantial credit risk.

**B:** Obligations rated "B" are considered speculative and are subject to high credit risk.

**Caa:** Obligations rated "Caa" are judged to be of poor standing and are subject to very high credit risk.

**Ca:** Obligations rated "Ca" are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

**C:** Obligations rated "C" are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from "Aa" through "Caa". The modifier 1 indicates that the company ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the company ranks in the lower end of that generic rating category.

# Description of Standard & Poor's Corporate Long-Term Debt Ratings

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations to reflect the lower priority in bankruptcy. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

## Investment Grade

**AAA:**   An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

**AA:**   An obligation rated "AA" differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

**A:**   An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

**BBB:**   An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

## Below Investment Grade

Obligations rated "BB", "B", "CCC", "CC" and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While these obligations likely will have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

**BB:**   An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

**B:**   A obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

**CCC:**   An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

**CC:**    An obligation rated "CC" is currently highly vulnerable to nonpayment.

**C:**     A "C" rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the "C" rating may be assigned to subordinated debt, preferred stock, or other obligations on which cash payments have been suspended in accordance with the instrument's terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

**D:**     An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if debt service payments on an obligation are jeopardized. An obligation's rating is lowered to "D" upon completion of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

**Plus (+) or minus (-):** The ratings from "AA" to "CCC" may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

**PART C**
**OTHER INFORMATION**

## ITEM ~~23~~28: EXHIBITS

(a) Articles of Incorporation[(1)]
(b) Bylaws[(1)]
(c) Specimen Copy of Share Certificates[(1)]
(d) Investment Advisory Agreement between Registrant and ~~Integrity Money~~Viking Fund Management, ~~Inc.~~LLC[(2)]
(e) Distribution Agreement between Registrant and Integrity Funds Distributor, ~~Inc.~~LLC[(2)]
(f) Not Applicable
(g) Custody Agreement between Registrant and Wells Fargo Bank Minnesota, National Association[(3)]
(h) (1) Transfer Agency Agreement between Registrant and Integrity Fund Services, ~~Inc.~~LLC[(~~3~~2)]
(2) Administrative and Accounting Services Agreement between Registrant and Integrity Fund Services, ~~Inc.~~LLC[(~~3~~2)]
(3) Management Fee Waiver and Expense Reimbursement Agreement between the Registrant and ~~Integrity Money~~Viking Fund Management, ~~Inc.~~[(~~11~~]LLC[(2)]
(i) (1) Opinion and Consent of Pringle & Herigstad, P.C. dated October 12, 1994[(1)]
(2) Opinion and Consent of Chapman and Cutler dated April 27, 1999[(4)]
(3) Opinion and Consent of Chapman and Cutler dated April 27, 2000[(5)]
(4) Opinion and Consent of Peter A. Quist dated April 27, 2001[(6)]
(5) Opinion and Consent of Gordon Dihle dated April 26, 2002[(7)]
(6) Opinion and Consent of Gordon Dihle dated April 25, 2003[(8)]
(7) Opinion and Consent of Stradley Ronon Stevens & Young, LLP dated April 26, 2004[(~~2~~9)]
(8) Consent of Sutherland Asbill & Brennan LLP dated April 29, 2005[(~~9~~10)]
(9) Consent of Sutherland Asbill & Brennan LLP dated April 27, 2006[(~~10~~11)]
(10) Consent of Chapman and Cutler LLP[(~~11~~2)]
(j) (1) Consent of Independent Auditors—Brady, Martz & Associates[(~~11~~2)]
(2) Consent of Independent Auditors—Cohen Fund Audit Services, Ltd.[(2)]
(k) Not Applicable
(l) Purchase Agreement[(1)]
(m) Not Applicable
(n) Not Applicable
(o) *Reserved*
(p) Code of Ethics[(~~11~~12)]
(z) Power of Attorney Authorization[(~~12~~13)]

(1) Previously filed with and incorporated by reference to Post-Effective Amendment No. 4, filed on February 28, 1997.
(2) ~~Previously filed with and incorporated by reference to Post-Effective Amendment No. 13,~~To be filed on ~~April 27, 2004.~~amendment.
(3) Previously filed with and incorporated by reference to Post-Effective Amendment No. 17, filed on May 1, 2007.
(4) Previously filed with and incorporated by reference to Post-Effective Amendment No. 8, filed on April 30, 1999.
(5) Previously filed with and incorporated by reference to Post-Effective Amendment No. 9, filed on April 28, 2000.
(6) Previously filed with and incorporated by reference to Post-Effective Amendment No. 10, filed on April 27, 2001.
(7) Previously filed with and incorporated by reference to Post-Effective Amendment No. 11, filed on April 26, 2002.
(8) Previously filed with and incorporated by reference to Post-Effective Amendment No. 12, filed on April 25, 2003.
(9) Previously filed with and incorporated by reference to Post-Effective Amendment No. 13, filed on April 27, 2004.
(~~9~~10) Previously filed with and incorporated by reference to Post-Effective Amendment No. 15, filed on April 29, 2005.
(~~10~~11) Previously filed with and incorporated by reference to Post-Effective Amendment No. 16, filed on April 27, 2006.
~~(11) Filed herewith.~~
(12) Previously filed with and incorporated by reference to Post~~-~~-Effective Amendment No. ~~18,~~20, filed on ~~April 30, 2008.~~May 1, 2009.
(13) Filed herewith.

## ITEM ~~24~~29: PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

Not applicable

**ITEM 25̶30: INDEMNIFICATION**

Section 4 of the Distribution Agreement [Exhibit (e)] provides for the indemnification of Integrity Funds Distributor, ~~Inc.~~LLC (*"Integrity Funds Distributor"*), the Registrant's principal underwriter, against certain losses. Section 12 of the Transfer Agency Agreement [Exhibit (h)(1)] provides for the indemnification of Integrity Fund Services, ~~Inc.~~LLC (*"Integrity Fund Services"*), the Registrant's transfer agent, against certain losses.

Indemnification of certain persons, including directors, officers, and employees of the Registrant is required under Section 10-19.1-91 of the North Dakota Century Code. In addition, the Registrant has obtained an insurance policy on behalf of its directors and officers against any liability asserted against and incurred by the person in or arising from that person's official capacity to the extent permitted by law.

In no event will the Registrant indemnify its directors, officers, employees, or agents against any liability to which such person would otherwise be subject by reason of his willful misfeasance, bad faith, gross negligence in the performance of his duties, or by reason of his reckless disregard of the duties involved in the conduct of his office arising under his agreement with the Registrant.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as express in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Anything in the North Dakota Business Corporation Act (Chapters 10-19 through 10-23 of the North Dakota Century Code), the Fund's Articles of Incorporation or Bylaws, or the Investment Advisory, Distribution, or Transfer Agency Agreements to the contrary notwithstanding, the Registrant will comply in all respects with the provisions of Investment Company Act Release No. 11330 (September 4, 1980) concerning indemnification.

**ITEM 26̶31: BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISERS**

The business of ~~Integrity Money~~Viking Fund Management, ~~Inc.~~LLC (*"~~Integrity Money~~Viking Management"*) is summarized under "Investment Adviser" in the Statement of Additional Information constituting Part B of this Registration Statement, which summary is incorporated herein by reference.

The information required by this Item 26̶31 with respect to each director, officer, or partner of the Registrant's adviser, ~~Integrity Money~~Viking Management, is incorporated by reference to Form ADV filed by ~~Integrity Money~~Viking Management with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-~~33131~~56605).

**ITEM 27̶32: PRINCIPAL UNDERWRITERS**

(a)    The principal underwriter of the Fund's shares, Integrity Funds Distributor, currently acts as a principal underwriter, depositor or investment adviser for the following other investment companies:

Integrity Managed Portfolios
~~ND Tax Free Fund, Inc.~~
~~Montana Tax Free Fund, Inc.~~
The Integrity Funds
Viking Mutual Funds

Integrity Funds Distributor is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority (*"FINRA"*).

(b)    The information required by the following table is provided with respect to each director, officer, or partner of each principal underwriter named in the response to Item 20̶25.

| NAME AND PRINCIPAL BUSINESS ADDRESS | POSITIONS AND OFFICES WITH UNDERWRITER | POSITIONS AND OFFICES WITH REGISTRANT |
|---|---|---|
| **Shannon D. Radke** PO Box 500 Minot, North Dakota 58702 | Director, President | President |

| | | |
|---|---|---|
| **Toben Taft** <br> PO Box 500 <br> Minot, North Dakota 58702 | Director, Vice President | None |
| **Laura K. Anderson** <br> ~~1 North Main Street~~PO Box 500 <br> Minot, North Dakota <br> ~~58703~~58702 | ~~President~~ <br> Director, Secretary | None |
| ~~Peter A. Quist~~ <br> ~~1 North Main Street~~ <br> ~~Minot, North Dakota 58703~~ | ~~Vice President~~ <br> ~~Secretary~~ <br> ~~Director~~ | ~~Vice President~~ <br> ~~Secretary~~ <br> ~~Director~~ |
| ~~John Carlson~~ <br> ~~1 North Main Street~~**James Johnson** <br> PO Box 500 <br> Minot, North Dakota <br> ~~58703~~58702 | Director, Treasurer | None |

(c)     Not applicable

## ITEM ~~28~~33: LOCATION OF ACCOUNTS AND RECORDS

Wells Fargo Bank, NA, Global Trust & Custody, 801 Nicollet Mall, Suite 700, Minneapolis, MN 55479, serves as custodian of the Registrant and maintains all records related to that function. Integrity Fund Services serves as transfer agent, dividend disbursing, administrative, and accounting services agent of the Registrant and maintains all records related to those functions. Integrity Funds Distributor serves as the principal underwriter of the Registrant and maintains all records related to that function. Integrity Money Management serves as the Registrant's investment adviser and maintains all records related to that function. The Registrant maintains all of its corporate records. The street address of Integrity Funds Distributor, Integrity Fund Services, ~~Integrity Money~~Viking Management, and the Registrant is 1 Main Street North, Minot, North Dakota 58703.

## ITEM ~~29~~34: MANAGEMENT SERVICES

Not applicable

## ITEM ~~30~~35: UNDERTAKINGS

Not applicable

## SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant ~~certifies that it meets all the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and~~ has duly caused this Post-Effective Amendment Number ~~20~~21 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minot and the State of North Dakota on the ~~1st~~2nd day of ~~May~~March, ~~2009~~2010.


INTEGRITY FUND OF FUNDS, INC.

By:      /s/~~Robert E~~ Shannon D. ~~Walstad~~Radke

~~Robert E~~Shannon D. ~~Walstad~~Radke

~~Interim~~ President


Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment Number ~~20~~21 to the Registration Statement has been signed below by the following persons in the capacities indicated on ~~May 1, 2009~~March 2, 2010:

| Signature | Title |
|---|---|
| /s/~~Robert   E   Shannon   D~~.<br>~~Walstad~~Radke<br>~~Robert        E~~Shannon        D.<br>~~Walstad~~Radke | ~~Interim~~ President~~, Director, and Chairman of the Board~~<br>(Principal Executive Officer) |

C-3

/s/ Adam Forthun            Treasurer
Adam Forthun               (Principal Financial and Accounting Officer)


| | | | | |
|---|---|---|---|---|
| Robert E. Walstad* | Director and Chairman of the Board | ) | By: | /s/ Shannon D. Radke |
| Jerry M. Stai* | Director | ) | ~~By:~~ | ~~/s/Robert E~~Shannon D. ~~Walstad~~Radke |
| Orlin W. Backes* | Director | ) | | ~~Robert E. Walstad~~Attorney-in-Fact |
| R. James Maxson* | Director | ) | | ~~Attorney-in-Fact~~ |
| ~~Peter A. Quist*~~ | ~~Director, Vice President, and Secretary~~ | | | |


*An original power of attorney authorizing ~~Robert E. Walstad~~Shannon D. Radke to execute any amendment to Registration Statement No. 33-85332 for each of the directors of the Registrant on whose behalf this Post-Effective Amendment No. ~~20~~21 to the Registration Statement is being filed has been executed and is being filed herewith with the Securities and Exchange Commission ~~with Post-Effective Amendment No. 18 to the Registration Statement~~.

**EXHIBITS**

(h)  (3)    ~~Management Fee Waiver and Expense Reimbursement Agreement between the Registrant and Integrity Money Management, Inc.~~

(i)  (10)   ~~Consent of Chapman and Cutler LLP~~

(j)         ~~Consent of Independent Auditors – Brady, Martz & Associates~~

(p)         ~~Code of Ethics~~

(z)         Power of Attorney Authorization